AZUL S.A. (CNPJ 09.305.994/0001-29)

Board of Directors' Meeting (RCA) held on MARCH 30, 2025

MANAGEMENT PROPOSAL

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS TO BE HELD ON APRIL 30, 2025


Azul

TABLE OF CONTENTS

1. Message from the Chairman of the Board of Directors

Dear Shareholder,

In line with the corporate governance practices adopted by Azul S.A. ("Company" or "Azul"), which are based on the principles of transparency, equity, accountability, and corporate responsibility, we invite you to participate in an exclusively on-line Annual and Extraordinary General Meetings ("AEGM"), to be held, jointly, at first call, on **April 30, 2025**, **at 4:00 p.m.**, through participation by electronic system of the digital platform Ten Meetings ("Digital Platform"), to be considered as held at the Company's registered office at Avenida Marcos Penteado de Ulhôa Rodrigues, n° 939, 8° andar, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Postal Code (CEP) 06460-040, in the municipality of Barueri, State of São Paulo, to consider and resolve on the following matters of the Agenda:

At the Annual General Meeting ("AGM"):

(1) Review the managers' accounts, as well as examine, discuss and vote on the Company's Financial Statements for the fiscal year ended on December 31, 2024, together with the opinion issued by the Company's independent auditors;

(2) Set the number of members to be part of the Company's Board of Directors at nine (9) members for the term of office to end at the Annual General Meeting of 2027;

(3) Elect the members of the Company's Board of Directors; and

(4) Set the annual global compensation of the Company's managers for the fiscal year of 2025.

At the Extraordinary General Meeting ("EGM"):

(1) Approve (a) the subscription and payment, by Azul Secured Finance LLP, an indirect subsidiary of the Company ("Azul Secured Finance"), of debentures convertible into preferred shares issued by the Company ("Convertible Debentures" and "Preferred Shares", respectively), to be issued by the Company in due course, in the context of a public offering for distribution; and (b) the subscription of Preferred Shares by Azul Secured Finance, within the scope of any conversion of the Convertible Debentures, and subsequent delivery of such Preferred Shares to creditors holding debt securities issued abroad by Azul Secured Finance (*Exchangeable Notes*), in exchange for part of the aforementioned debt securities and authorize the respective managements to practice all acts necessary for the implementation of the operations authorized herein.

The minimum percentage of participation in the share capital required to request the adoption of multiple voting for the election of the members of the Board of Directors at the AEGM is five percent (5%) of the voting capital, pursuant to CVM Resolution No. 70, of March 22, 2022 ("RCVM 70").

Pursuant to the Company's Bylaws and the Corporate Governance Level 2 Regulations of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), with the exception of item "4" of the AGM Agenda, in which the Shareholders holding preferred shares have the right to vote and vote together with the holders of common shares, the other items of the Agenda are not part of the list of matters to be resolved by such Shareholders, and it is only up to the Shareholders holding common shares to vote on the other matters of the AEGM Agenda. Nevertheless,

Shareholders holding preferred shares may attend the AEGM and discuss said matters, in accordance with article 125, sole paragraph, of the Brazilian Corporations Law (Lei 6.404/1976).

In compliance with CVM Resolution No. 81, of March 29, 2022 ("RCVM 81"), the Company informs that the minimum percentage of participation in the voting share capital and in the non-voting share capital necessary to request the installation of the Fiscal Council (*Conselho Fiscal*) is two percent (2%) of the voting share capital and one percent (1%) of the non-voting share capital, pursuant to RCVM 70.

Expecting that this document will help each Shareholder to fully exercise their rights and prerogatives, we reiterate the relevance of the Shareholders' participation in the AEGM called herein.

Any doubts may be resolved by direct contact with the Company's Investor Relations team, which, from now on, is available to the Shareholders for prompt service, either via electronic message to the address invest@voeazul.com.br, or by telephone +55 (11) 4831-2880.

Sincerely,

David Gary Neeleman
Chairman of the Board of Directors

2. Guidelines and Handbook for Participation in the AEGM

The AEGM will be held exclusively on-line, considering that the virtual format, in the judgment of the Company's management, reduces the cost of shareholder participation in the meeting, facilitating and contributing to greater shareholder attendance at the AEGM, and, thus, increasing the representativeness of the resolutions to be taken.

Shareholders holding shares issued by the Company may participate in the AEGM directly, by duly appointed proxies, or, in the case of legal entities, by officers duly appointed to represent them, as long as the shares they hold are registered in the Shareholder's name with the central depositary, B3, or with Itaú Corretora de Valores S.A. ("Itaú"), the financial institution engaged by the Company to provide securities registration services, as provided for under article 126 of the Brazilian Corporations Law.

For the AEGM to be installed on first call, the presence of Shareholders representing at least one quarter (1/4) of the Company's share capital with voting rights will be necessary. If the legal quorum is not reached, the Company will publish a new Call Notice announcing the date of the AEGM on second call. The AEGM held on second call shall be installed with the presence of any number of Shareholders.

2.1. Attending Shareholder

Shareholders who wish to attend the AEGM must register on the Digital Platform **on or before by April 28, 2025 (inclusive)**, according to RCVM 81, and follow the steps below:

(i) Access the following electronic address: https://assembleia.ten.com.br/327633070;

(ii) Register on the webpage above by creating a unique login and passcode and providing the required documents as indicated below;

(iii) If the Digital Platform indicates missing information or documents during the registration process, supply the missing information and/or documents; and

(iv) After your registration is approved, access the same webpage at the time and date of the AEGM. Shareholders are encouraged to connect at least 30 minutes in advance, since access will not be permitted once the AEGM begins.

Shareholders will be required to provide up-to-date proof of their ownership of their registered, no-par shares in the Company, issued by Itaú and/or by a custodial institution, together with the following documents:

(i) for natural persons: original identification document, with photo (examples: Identity Card (RG), Identity Card for Foreigners (RNE), Driver's License (CNH) or officially recognized professional class cards), or original identification document with photo of the attorney-in-fact and power of attorney, if applicable;

(ii) for legal entities: an authenticated copy of the entity's most recent consolidated bylaws, articles of association, and the corporate documentation granting powers of representation (the minutes of meeting appointing the entity's corporate representatives and/or the relevant instrument of power of attorney), together with an original identification document with photo of the legal representative(s); and

(iii) for investment funds: an authenticated copy of the most recent consolidated regulation of the fund, and the consolidated bylaws, articles of association, or equivalent document of the fund's administrator or manager, together with the corporate documentation granting powers of representation (the minutes of meeting appointing the officers and/or the relevant instrument of power of attorney) and an original identification document with photo of the legal representative(s).

After the analysis of the request, the duly regularized Shareholders will receive an email confirmation that the registration has been approved. If the Shareholder does not receive the confirmation or approval email of its registration within twenty-four (24) hours before the AEGM, it must contact the Company by email invest@voeazul.com.br.

2.2. Shareholders Representation by an attorney-in-fact

Shareholders who cannot attend the AEGM may be by an attorney-in-fact appointed less than one (1) year prior to the meeting, as provided for in paragraph 1 of article 126 of the Brazilian Corporations Law.

Power of Attorneys can only be granted to individuals who meet at least one of the following requirements: they must be **(i)** a Shareholder or member of the management of Azul; **(ii)** a lawyer; or **(iii)** a financial institution or investment fund administrator representing their members.

For Shareholders that are legal entities, at a session held on November 4, 2013 in Administrative Proceeding CVM RJ2014/3578, the Commissioners of the Brazilian securities regulator, the *Comissão de Valores Mobiliários* ("CVM") took the unanimous position that the proxies of legal entities need not meet any of the requirements listed in items **(i)** to **(iii)** above.

Shareholders represented by an attorney-in-fact or legal representative must observe the following procedures in relation to the representation documents:

Deadline for delivery of documents appointing the proxy or corporate representative	Until **April 28, 2025**, at least two (2) days prior to the date scheduled for the AEGM, in accordance with RCVM 81.
Representation Documents	**(i)** power of attorney, in accordance with the abovementioned requirements, as applicable; **(ii)** Bylaws or Articles of Organization and minutes of the Meeting that elected the members of the board of executive officers or board of directors (if the shareholder is a legal entity); and **(iii)** identification document with photo of the attorney-in-fact or legal representative.
Place for Delivery of Representation Documents	On the Digital Platform at https://assembleia.ten.com.br/327633070

Powers of attorney granted in Brazil may be signed by digital or electronic means, in accordance with the terms of Provisional Measure MP 2.200-2 of August 24, 2001, and those granted abroad, unless presented in English, must by notarized by a Notary Public duly qualified for this purpose, apostilled or legalized by the Brazilian consulate in accordance with applicable law, translated into Portuguese by a public translator (*tradutor*

juramentado) and registered in the Registry of Titles and Documents (*cartório de registro de títulos e documentos*).

The Company is not responsible for any operational or connection problems that Shareholders or their representatives may experience which makes participation in the AEGM difficult or impossible.

The Company also informs that the AEGM will be fully recorded, under the terms of the current regulations.

The shareholder who participates through the Digital Platform will be deemed present at the AEGM and a signatory of the respective minutes, in accordance with RCVM 81.

3. Distance Voting Ballot

Shareholders holding preferred shares may also cast their votes in the AEGM by sending the Distance Voting Ballot (*Boletim de Voto a Distância* – "DVB"), as provided for in RCVM 81. The vote shall be formalized by means of the DVB, which shall be made available by the Company on the Digital Platform, on the Company's Investor Relations website (ri.voeazul.com.br), as well as on the websites of CVM (https://www.gov.br/cvm/pt-br) and B3 (www.b3.com.br).

The Shareholder owner of preferred shares who chooses to exercise their right to vote remotely may: **(i)** fill out the DVB on the Digital Platform and send it directly to the Company; **(ii)** if the Shareholder holds shares deposited with a central depositary, transmit their voting instructions directly to the central depositary, in accordance with the procedures established by the central depository and on presentation of the required documents; **(iii)** if the Shareholder holds shares deposited in a central depositary, transmit the voting instructions directly to a custodial institution, which will forward the instructions to the B3 Central Depositary, in accordance with the procedures established by the relevant custodial institution and on presentation of the required documents; or **(iv)** if the Shareholder holds shares deposited with the financial institution responsible for registration of shares in the Company (Itaú), transmit their voting instructions to Itaú, observing the established procedures and the documents required by Itaú.

Under the terms of RCVM 81, the deadline for submission of DVBs directly to the company or through service providers able to offer services of collection and transmission of instructions for completion of DVBs referred to above, is **April 26, 2025, inclusive**. **DVBs received after that date will not be included in the computation of votes**.

Shareholders that opt to send DVBs directly to the Company may do so by filling out the distance voting ballot, directly on the Digital Platform. In this case, the Shareholder or the Shareholder's proxy must:

(i) Access the webpage: https://assembleia.ten.com.br/327633070;

(ii) Register on the webpage by creating a unique login and passcode and providing the required documents, as explained in items 2.1 and 2.2 above (as applicable);

(iii) After registering, fill out all the voting option fields on the "DVB" tab; and

(iv) Last, confirm the Shareholder's vote.

In accordance with RCVM 81, within three (3) days of receiving the documents the Company send an e-mail to the address given by the Shareholder in the DVB, informing the Shareholder: (i) that the Company has received the DVB, and whether the DVB and the documents received are sufficient for the Shareholder's vote to be considered valid, or (ii) that the DVB or accompanying documents must be corrected and resent, setting out the procedures and deadlines for doing so.

According to RCVM 81, the Shareholder holding preferred shares may rectify or resend the DVB or the documents accompanying it, provided that the deadline for receipt by the Company, indicated above, is observed.

Votes cast by Shareholders will not be computed if their DVB and/or proxy or other representation documents listed in item 2.2 are sent (or resent and/or corrected, as applicable) without complying with the deadlines and procedures described above.

4. Management Proposal

Dear Sirs,

In view of the Annual and Extraordinary General Meetings called on the date hereof to be held, jointly, on **April 30, 2025**, Azul's Management submits to the Company's Shareholders the following Proposal ("Proposal") with all documents and information necessary for the assessment and resolution by the Shareholders of the following matters contained in the AEGM Agenda:

A) Matters to be resolved at the Annual General Meeting:

(1) Review the managers' accounts, as well as examine, discuss and vote on the Company's Financial Statements for the fiscal year ended on December 31, 2024, together with the opinion issued by the Company's independent auditors.

The Management proposes the taking of the managers' accounts, as well as the examination, discussion and voting on the Company's Financial Statements, relating to the fiscal year ended on December 31, 2024, accompanied by the Management Report, the opinion issued by Grant Thornton Auditores Independentes Ltda., as independent auditors of the Company, and the other documents provided for by applicable law and regulation, disclosed on February 24, 2025 on the Company's Investor Relations website (ri.voeazul.com.br), as well as CVM (https://www.gov.br/cvm/pt-br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission ("SEC") (www.sec.gov), and published in the "Folha de São Paulo" newspaper, pursuant to the Brazilian Corporations Law.

We also emphasize that, pursuant to article 10, item III, of RCVM 81, the content set forth in **Annex I** to this Proposal reflects the Managers' comments on the Company's financial situation, according to the information required in section 2 of the Reference Form.

The Management clarifies that, according to the Company's Financial Statements for the fiscal year ended on December 31, 2024, the Company calculated a loss in the amount of BRL 9,151,370,604.05 (nine billion, one hundred and fifty-one million, three hundred and seventy thousand, six hundred and four reais and five cents), which will be posted directly to the item "Accrued Losses".

According to the decision of the CVM Board of September 27, 2011 (CVM Process RJ 2010-14687), due to the calculation of losses in the fiscal year ending on December 31, 2024, the Company is exempt from presenting the information required by article 10, sole paragraph, item II, of CVM Resolution 81.

(2) Set the number of members of the Company's Board of Directors at nine (9) members for the term of office to end at the 2027 Annual General Meeting.

Pursuant to Article 16 of the Bylaws, the Board of Directors of the Company shall be composed of at least five (5) and at most fourteen (14) members, shareholders of the Company or not, residing in Brazil or not, all elected and removable by the general meeting, with a unified term of office of two (2) years, with reelection being permitted.

In line with the commitment assumed in the indentures of senior notes guaranteed on a second rank basis (*base de segundo grau*) and bearing interest of 11.500% due 2029 (the "2029 Notes") and senior notes guaranteed on a second rank basis (*base de segundo grau*) and bearing interest of 10.875% due 2030 (the "2030 Notes"), both entered into on January 28, 2025, the Board of Directors proposes to set the number of members of the Board of Directors at 9 (nine) members for the term of office to end at the Annual General Meeting of 2027.

(3) Elect the members of the Company's Board of Directors;

Considering the termination of the term of office of the members of the Company's Board of Directors, it is required that the General Meeting elects the members of the Company's Board of Directors, pursuant to article 11, item "c" of the Company's Bylaws.

Therefore, the Management presents the indicative slate formed by the candidates listed below, for a unified term of office of two (2) years, that is, until the Annual General Meeting of 2027:

1. David Gary Neeleman – Chairman of the Board of Directors;
2. Sérgio Eraldo de Salles Pinto – Vice-Chairman of the Board of Directors
3. Gilberto de Almeida Peralta;
4. Daniella Marques Consentino;
5. Renata Faber Rocha Ribeiro;
6. Patrick Wayne Quayle;
7. Renan Chieppe;
8. James Jason Grant; and
9. Jonathan Seth Zinman.

Except for Mr. David Gary Neeleman, all other candidates meet the independence criteria defined in Annex K to CVM Resolution No. 80 and B3's Corporate Governance Level 2 Listing Regulations, and are part of the single slate of members to be elected by majority vote.

In accordance with the Brazilian Corporations Law, the election of members of the Board of Directors can be carried out by means of a majority vote or by the multiple voting process. The multiple voting process depends

on the request submitted by shareholders representing at least 5% of the voting capital, up to forty-eight (48) hours before the AEGM.

Finally, the Company clarifies that the Shareholders holding preferred shares representing 10% of the Company's share capital may request the separate election of a member of the Board of Directors, pursuant to article 141, paragraph 4 to paragraph 6 of the Brazilian Corporations Law. If a valid request is submitted, it is proposed that the total number of members be maintained at nine (9) members, of which eight (8) are elected by majority vote and one (1) member is elected by preferred shareholders in a separate election.

We clarify that, pursuant to article 11 of RCVM 81, the information regarding the candidates for the positions as a member of the Company's Board of Directors is detailed in **Annex II** to this Proposal.

(4) Set the annual global compensation of the Company's managers for the fiscal year of 2025.

The Management proposes to set the annual global compensation of the members of the Board of Directors and the Board of Executive Officers for the fiscal year 2025, in the amount of up to **BRL 134,944,894 (one hundred and thirty-four million, nine hundred and forty-four thousand, eight hundred and ninety-four reais)**, and the Board of Directors is responsible for establishing the individual compensation of each member, pursuant to article 15, paragraph 2, of the Company's Bylaws.

The proposed compensation amount encompasses all and any form of compensation, including but not limited to: salary, pro-labore, variable compensation, share-backed incentive plan, direct and indirect benefits, among others of a similar nature.

The amount of the annual global compensation of the managers is based on certain market standards, in addition to the guidelines contained in the Company's long-term incentive plans. In this sense, the global annual compensation is set in order to achieve the objectives of the Company's compensation practices, generating an increase in performance and the retention of our managers.

We also clarify that the information necessary for the proper analysis of the proposal for the global compensation of managers for the financial year 2025, as established in article 13, II, of RCVM 81, is set out in **Annex III** to this Proposal, which contains the information required in section 8 of the Reference Form.

Finally, the Company informs that the minimum percentage of participation in the voting share capital and in the non-voting share capital required to request the instatement of the Fiscal Council is two percent (2%) of the voting share capital and one percent (1%) of the non-voting share capital, pursuant to RCVM 70.

The Company also informs that the shareholder TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO FINANCEIRA DE AÇÕES - RESPONSABILIDADE LIMITADA requested the inclusion of candidates for the Company's Fiscal Council in DVB, pursuant to RCVM 81, proposing, for the election by the shareholders holding preferred shares, Messrs. Linneu de Albuquerque Mello, as full member, and Ricardo Reisen de Pinho, as

alternate member. The information on the candidates appointed by the shareholder to the position of members of the Fiscal Council are detailed in **Annex IV**.

B) Matters to be resolved at the Extraordinary General Meeting:

(1) Approve (a) the subscription and payment, by Azul Secured Finance, of Convertible Debentures into Preferred Shares, to be issued in due course by the Company, within the scope of a public offering for distribution; and (b) the subscription of Preferred Shares by Azul Secured Finance, within the scope of any conversion of the Convertible Debentures, and subsequent delivery of such Preferred Shares to creditors holding debt securities issued abroad by Azul Secured Finance (Exchangeable Notes), in exchange for part of the aforementioned debt securities and authorize the respective managements to practice all acts necessary for the implementation of the operations authorized herein.

As mentioned in the Management Proposal related to the extraordinary general meeting held on February 25, 2025, as well as in line with the material facts disclosed by the Company on October 7 and 28, November 14 and December 9 and 18, 2024 and January 8, 16, 22 and 28, 2025, Azul made and settled an offer in the principal amount of US$525 million of Superpriority Notes with *floating* rate and maturity in 2030 and exchange offers and consent requests, among other agreements entered into ("Restructuring").

In the context of the Restructuring, a refinancing of the Company was implemented, through the exchange of *notes* issued by Azul Group companies maturing in 2028, 2029 and 2030 (the "Existing Notes") for debt securities issued by Azul Secured Finance abroad ("Exchangeable Notes"), which may be converted into Preferred Shares, at the discretion of each holder of the Exchangeable Notes.

To enable the possibility of converting such debt securities issued by Azul Secured Finance into Preferred Shares, a *back-to-back* mechanism will be structured, through which Azul Secured Finance will subscribe for the Convertible Debentures to be issued by the Company, and the terms and conditions of such issue must be approved at a meeting of the Company's Board of Directors, if applicable, with no need for ratification at a general shareholders' meeting. The Convertible Debentures will serve as the value underlying the issuance of the Exchangeable Notes, so that the Exchangeable Notes may be exchanged for Preferred Shares, at the discretion of each holder of the Exchangeable Notes.

Thus, considering that Azul Secured Finance **(i)** will be the holder of the Convertible Debentures; and **(ii)** debtor in the Exchangeable Notes, which grant the holders the right to exchange Exchangeable Notes for Preferred Shares (or respective ***American Depositary Securities*** ("ADSs") issued by the Company), upon request, by the holder of the Exchangeable Notes to carry out such exchange, Azul Secured Finance shall convert the Convertible Debentures into Preferred Shares and deliver Preferred Shares or ADSs to the holder of the Exchangeable Notes.

The terms and conditions of the Restructuring were fully discussed between Azul and the holders of the Exchangeable Notes who exchanged their credits by subscribing to the Exchangeable Notes, being absolutely

independent parties to each other. Azul Secured Finance did not, to any extent, participate in this negotiation and price definition and conversion rate agreed between Azul and the holders of the Existing Notes. Azul Secured Finance will act as a vehicle to enable the subscription of the Convertible Debentures, with subsequent delivery of Preferred Shares to the holders of the Exchangeable Notes.

In order to anticipate certain steps and approvals, the Company submits the stage of the transaction consisting of the subscription of shares issued by Azul by Azul Secured Finance and the subsequent delivery of the ADSs (or, at the option of the holders, Preferred Shares, if applicable) by Azul Secured Finance to the holders of the Exchangeable Notes that may request the conversion of the securities held into Preferred Shares issued by Azul, to the resolution of the General Meeting.

The Company clarifies that, regardless of the approval of the current stage of the Transaction submitted for the General Meeting's resolution, the implementation of the Transaction will depend on the fulfillment of certain conditions and the obtaining of relevant registrations, authorizations, and corporate approvals for each stage, in compliance with applicable laws and regulations.

Finally, the Company notes that the implementation of the other stages, for example, the issuance of Convertible Debentures into Preferred Shares, will be resolved and approved in due course by the Company's Board of Directors, with no need for ratification at a general shareholders' meeting, in accordance with the Law and the Company's Bylaws, in particular with article 6, paragraph 2, of the Bylaws that authorizes the issuance of debentures convertible into shares, provided that they represent the possibility of an increase in the share capital up to the limit of BRL 30,000,000,000.00 (thirty billion reais) (Company's current authorized capital).

5. Final Clarifications

In addition to the information contained in this Management Proposal and its Annexes, Azul's Shareholders may have access to the other documents pertinent to the matters on the agenda to be resolved at the AEGM, as provided for in article 7 of RCVM 81, as of this date, at the Company's principal place of business, on its Investor Relations website (ri.voeazul.com.br), as well as on CVM websites (https://www.gov.br/cvm/pt-br), of B3 (www.b3.com.br) and SEC (www.sec.gov).

Any questions may be clarified through direct contact with the Company's Investor Relations Team, which is at your disposal for prompt assistance, either via email at invest@voeazul.com.br or by phone at +55 (11) 4831-2880.

Sincerely,

David Gary Neeleman
Chairman of the Board of Directors

<u>ANNEX I</u>

OFFICERS' COMMENTS

Base Date: 12/31/2024

(According to Section 2 of the Reference Form, pursuant to article 10, III, of RCVM 81)

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2. Officers' Comments:

2.1. Officers' Comments on:

The following discussion and analysis of the Company's financial condition and results of transactions is based on, and should be read in conjunction with, the Company's audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023 and 2022 and the notes thereto, which were prepared in accordance with accounting practices adopted in Brazil, including the accounting practices provided for in Brazilian corporate law, applicable to real estate development entities in Brazil, and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee ("CPC") and approved by the Brazilian Securities and Exchange Commission ("CVM"), and the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board, or "IASB". It should be noted that the Company's consolidated financial statements for the fiscal year ended as of December 31, 2024 were authorized by the Company's Board of Directors and issued on February 24, 2025, and will be submitted to the Company's shareholders at the Company's 2025 Annual and Extraordinary General Meeting.

The Company's individual and consolidated financial statements will be available on the Company's website (ri.voeazul.com.br) and on the CVM website (gov.br/cvm).

The information below was appraised and commented upon by our Officers. Thus, the assessments, opinions and comments of our Officers presented here reflect their vision and perception of our activities, business and performance, and aim to provide investors with information that will help them compare our financial statements with the respective fiscal years.

a. *General financial and equity conditions*

The Officers believe that the Company has adequate financial and equity conditions to meet its liquidity requirements and comply with its short- and long-term obligations. The Officers point out, however, that such conditions are subject to events that are beyond the control of the Company, such as stability and growth of the Brazilian economy.

On December 31, 2024, 2023 and 2022, our balance of cash and cash equivalents, current and non-current financial investments was BRL 2,322.4 million, BRL 2,677.6 million and BRL 1,401.4 million, representing 11.9%, 14.4% and 8.8% of net revenue, respectively.

Our immediate liquidity (corresponding to cash and cash equivalents, current and non-current financial investments, and accounts receivable) as of December 31, 2024 was BRL 4,097.7 million compared to BRL 3,787.0 million as of December 31, 2023 and BRL 3,205.4 million as of December 31, 2022. Said immediate liquidity represents 21.0% of our revenue for the last twelve months.

Total liquidity including deposits, maintenance reserves, long-term investments and receivables was BRL 7.5 billion on December 31, 2024. This does not include spare parts or other unencumbered assets, such as our Azul Fidelidade, Azul Cargo and Azul Viagens business units.

The following are the main liquidity indicators:

As of December 31,	2024	2023	2022
Current liquidity (1)	0.3	0.3	0.3
Dry Liquidity (2)	0.2	0.3	0.3
Immediate liquidity (3)	0.1	0.1	0.0
Capital structure (4)	(1.9)	(2.0)	(2.0)
Financial Debt (5)	(0.5)	(0.5)	(0.4)
Overall liquidity (6)	38.2%	40.1%	40.7%

(1) Corresponds to the division of current assets by current liabilities.
(2) Corresponds to current assets minus the balance of inventories, divided by current liabilities.
(3) Corresponds to the sum of cash and cash equivalents, current financial investments and current related financial investments divided by current liabilities.
(4) Corresponds to the sum of current liabilities and non-current liabilities, divided by shareholders' equity.
(5) Corresponds to the balance of current and non-current loans and financing divided by shareholders' equity.
(6) Corresponds to the balance of assets, excluding the balances of fixed and intangible items, divided by the sum of current and non-current liabilities.

The following is a summary of the consolidated balance sheet accounts for the periods indicated:

On December 31, (in thousands of reais)	2024	2023	2022
Cash and cash equivalents	1,210,009	1,897,336	668,348
Current and non-current financial investments	1,112,352	780,312	733,043
Accounts receivable	1,775,374	1,109,408	1,803,998
Sublease receivable	0	30,802	176,053
Escrow deposits and maintenance reserves	3,392,662	2,293,496	2,539,561
Right of use - leasing	10,175,605	8,075,901	6,773,372
Right of use – aircraft maintenance	1,295,074	935,657	779,176
Property, Plant and Equipment	3,034,554	2,295,849	1,953,089
Total assets	26,274,943	20,532,908	18,721,293
Current Loans and Financing	2,331,520	1,125,858	1,127,729
Non-current Loans and financing	12,774,218	9,774,664	7,508,689
Current leasing liabilities	4,928,197	3,349,056	4,025,948
Non-current leasing liabilities	12,410,501	9,106,771	10,556,885

On December 31, 2024, we obtained a leverage ratio (net debt/Adjusted EBITDA) of 4.9x, an increase of 1.2 points compared to December 31, 2023. This increase is mainly due to the devaluation of the real against the U.S. dollar during the year, which impacted our dollar-denominated debt.

On December 31, 2023, we obtained a leverage ratio (net debt/Adjusted EBITDA) of 3.7 times, in line with our outlook and a reduction of 2 points compared to December 31, 2022. This reduction was the result of the capital optimization plan, i.e. the successful debt exchange offer and the new issue of secured senior notes and the renegotiations with lessors and suppliers.

On December 31, 2022, we obtained a leverage ratio (net debt/Adjusted EBITDA) of 5.7 times., a reduction of 5.5 points compared to December 31, 2021. The reduction in our leverage ratio is mainly related to an increase in Adjusted EBITDA over the year 2022, mainly due to significant improvements in capacity, revenue and profits compared to the previous year. In 2022, with the intensification of the return of economic activities, business trips grew again and the number of tourism trips remained high.

On December 31, (in thousands of reais)	2024	2023	2022
Cash and cash equivalents	1,210,009	1,897,336	668,348
Total Assets	26,274,943	20,532,908	18,721,293
Loans and financing	16,163,785	10,900,522	8,636,418
Lease liabilities	17,338,698	12,455,827	14,582,833
Total shareholders' equity	(30,435,270)	(21,327,844)	(19,007,498)
Total liabilities and shareholders' equity	26,274,943	20,532,906	18,721,292

b. Capital Structure:

The following is a summary of our capital structure for the periods indicated:

(in thousands of Reais, except %)	As of December 31,		
	2024	2023	2022
Current and Non-Current Liabilities (third-party capital)	56,710,213	41,860,757	37,728,793

Shareholders' Equity (owner's equity)	(30,435,270)	(21,327,848)	(19,007,500)
Third-Party Capital[1]	215.83%	203.87%	201.53%
Owner's equity[2]	-115.83%	-103.87%	-101.53%

[1] Third-party capital corresponds to the sum of current and non-current liabilities divided by total liabilities and shareholders' equity.
[2] Owner's equity refers to the Company's Share Capital.

Third-Party Capital

The increase in our level of indebtedness on December 31, 2024 is mainly due to the depreciation of the real against the dollar, which resulted in an increase in our lease and loan liabilities denominated in US currency of almost BRL 6.5 billion, in addition to an increase of approximately BRL 2.7 billion in lease liabilities related to new aircraft entering the fleet in 2024 and approximately BRL 2.3 billion in net loans and financing raised during the year.

We operate in a capital-intensive sector and our level of debt is mainly due to the need to finance new aircraft and working capital to sustain the growth of our transactions. In relation to total liabilities and shareholders' equity, third-party capital represented 215.8%, 203.9% and 201.5% on December 31, 2024, 2023 and 2022, respectively.

We believe that our current capital structure is adequate to meet our investments and obligations, in view of the performance of our financial indicators and equity condition.

Following the comprehensive and permanent plan developed by the Company, designed to improve Azul's cash generation and strengthen its capital structure, involving key stakeholders including lessors and original equipment manufacturers, in 2024 we negotiated the Restructuring Transactions, which had relevant phases completed in January 2025 and included restructuring and recapitalization transactions with virtually all of our note holders, through exchange offers and consent requests, including the issuance of the New Exchange Notes and Superpriority Notes, and the restructuring of virtually all of our obligations to certain lessors, manufacturers and other suppliers.

Owners' equity

Owners' equity as of December 31, 2024 was negative BRL 30.4 billion, negative BRL 21.3 billion as of December 31, 2023 and BRL 19,0 billion as of December 31, 2022. The negative variation in the equity balance is mainly due to the Company's financial result, which exceeds by BRL 9,190,174 the operating profit due to the exchange rate variations mentioned above and interest on leases, loans and financing.

c. Ability to pay financial commitments undertaken

In the fiscal years ended December 31, 2024, 2023 and 2022, our current liabilities totaled BRL 21,342.3 million, BRL 14,748.9 million and BRL 15,056.1 million, respectively. The balance of current liabilities in the fiscal years ended December 31, 2024, 2023 and 2022 includes BRL 6,326.0 million, BRL 5,205.9 million and BRL 4,140.0 million, respectively, related to deferred revenue from transportation to be carried out. This obligation is made by providing the service and does not result in a direct cash disbursement.

On December 31, 2024, the balance of current assets totaled BRL 5,658.0 million compared to BRL 5,044.1 million on December 31, 2023. The balance of current assets on December 31, 2024 was lower than our short-term debt obligations (loans, financing, lease liabilities and accounts payable), equivalent to BRL 12,668.7 million, due to the increase in short-term lease liabilities and accounts payable.

Our leverage ratio, expressed as net debt divided by EBITDA adjusted for the effect of non-recurring events, was 4.9 times in the fiscal year ended December 31, 2024 and 3.7 times in the fiscal year ended December 31, 2023. In the fiscal year ended on December 31, 2022, our leverage ratio, expressed as the division of net debt by EBITDA adjusted for the effect of non-recurring events, was 5.7 times.

Our leverage ratio increased in the year ended December 31, 2024, compared to December 31, 2023. This increase is mainly due to the devaluation of the real against the U.S. dollar during the year, which impacted our dollar-denominated debt.

The Company's officers believe that we are in a position to honor our financial commitments, although we cannot guarantee that this situation will remain unchanged, especially considering the uncertainty in the Brazilian economy, its transactions and future cash flows. Should the Company deem it necessary to take out additional loans to finance its activities and investments or to renegotiate the terms and conditions of its

short-term debts, it believes it has the capacity to do so.

d. Sources of financing for working capital and for investments in non-current assets used

Historically, our investment has been financed by a combination of our own cash generation and third-party funds, consisting mainly of loans and financing agreements.

We finance our aircraft through operating leases or finance leases. Operating leases can be carried out by selling the aircraft and leasing it back to the buyer (sale and leaseback), or through direct contracts with lessors. Most of our leasing transactions are carried out with funds from third parties that encompass the majority of the purchase price of the aircraft. The remaining amount is financed by our cash or financing alternatives.

In the fiscal years ending as of December 31, 2024, 2023 and 2022, the sources of investment in working capital and non-current assets used by the Company followed the same pattern described above.

The Company's officers understand that these initiatives are recurring and follow the normal course of the Company's business within a prudent management of its financial liabilities.

e. Sources of financing for working capital and investment in non-current assets that it intends to use as a means of covering liquidity shortfalls

Where appropriate, we will obtain loans and financing to meet our investments and obligations.

The Company intends to continue financing its transactions through future cash generation from its operating activities and from fundraising transactions in the financial market. Although these sources of funds have been sufficient in the past, in the future and if the Company's directors deem it appropriate, other sources of financing may be used, such as the capital markets, or financing may be taken with financial institutions with which the Company has a relationship may be used to finance its need for working capital in the short term.

f. Indebtedness levels and the characteristics of such debts

i. Material loans and financing agreements

A large part of our indebtedness is made up of loan and financing agreements with financial institutions entered into by our subsidiary Azul Linhas Aéreas Brasileiras S.A. ("Azul Linhas Aéreas"), which are intended to guarantee funds for our investments, whose objectives are basically the expansion of our aircraft fleet and working capital.

The main guarantees offered to raise financing lines have been promissory notes, the assignment of rights over part of our receivables, conditional sale of some of our aircraft, parts and equipment, the Viracopos hangar and the shares of the non-operating subsidiary IntelAzul S.A. (formerly known as "Tudo Azul S.A."), sureties and aval guarantees provided by us.

The table below shows the interest rate charged and the outstanding balance of our main financial contracts for the periods indicated:

	Financial charges	**2024**	**2023**	**2022**
In foreign currency (BRL thousands)				
2024 Senior Notes	5.9%	0	332,099	2,097,402
2026 Senior Notes	7.3%	196,241	152,572	3,095,665
2028 Senior Notes	11.9%	6,196,281	3,922,731	0
2029 Senior Notes	11.5%	1,533,659	1,165,545	0
2030 Senior Notes	10.9%	3,649,185	2,777,513	0
2025 Bridge notes	Sofr Index + 8.3% to 10.7%	976,968	0	0
Aircraft, engines and other	Sofr 3M + 2.6%	116,145	0	0

	4.9%	145,822	284,279	731,224
	Sofr 1M + 4.6%	729,110	79,086	
In national currency (BRL thousands)				
Working capital	CDI + 1.6%	592,639	29,648	499,672
Debentures	CDI + 5.0%	841,858	919,072	747, 170
Aircraft, engines and other	Selic + 5.5%	0	12,771	19,284
	6.5%	3,509	23,596	42,282
Total in BRL		**14,981,417**	**9,698,912**	**7,232,699**
Current assets		2,207,199	1,100,051	1,112,940
Non-current		12,774,218	8,598,861	6,119,759

As of December 31, 2024, we had 259 aircraft and engines under operating leases with an aggregate balance of BRL 16,357.9 million, 20 aircraft and engines held under finance leases with an outstanding total of BRL 710.9 million, with the underlying aircraft as collateral, and 37 of our own aircraft and engines, which are accounted for under Property, Plant and Equipment in the net amount of depreciation of BRL 1,434.0 million.

The following is a brief description of material financial agreements entered into with our principal creditors effective as of December 31, 2024:

2026 Senior Notes

In June 2021, the subsidiary Azul Investments LLP completed a gross raising of financial resources abroad in the total principal amount of USD 600 million, equivalent to USD 3.1 billion, in the working capital line, called 2026 Senior Notes, and with a coupon of 7.25% per year, with semi-annual amortizations and maturity of the principal in June 2026. The Company incurred funding costs of BRL 75,645 million to take out the loan, which will be amortized over the contract, as required by CPC-48, equivalent to IFRS-9. The Company and its subsidiary Azul Linhas Aéreas Brasileiras S.A. have provided an irrevocable, unconditional and full guarantee to honor the payment of debt-related obligations, and the net proceeds from the issuance will be used by the Company for corporate purposes in general.

In July 2023, the subsidiary Azul Investments completed its exchange offers and as a consequence the subsidiary Azul Secured issued BRL 2,725,010 million (equivalent to USD 568,219 million) of principal amount, with interest of 10.9% p.a. and maturity in 2030 (which were issued in exchange for BRL 2,725,166 million (equivalent to USD 568,252 million) of the aggregate principal amount of the “2026 Senior Notes”).

The remaining balance of this issue follows the flow of payment of interest and amortization on the original dates.

The outstanding balance of this issue, as of December 31, 2024, is BRL 196.2 million.

Convertible Debenture

Debt belonging to Azul S.A., contracted in November 2020, maturing in October 2025. Total amount of BRL 1,745.9 million, of which 1,745,900 million are debentures with a unit par value of BRL 1,000.00 on the issue date. Of this total, anchor investors (Knighthead Capital Management LLC and Certares Management LLC) hold 1,668,720 debentures.

The debentures are collateralized, under the terms of article 58 of the Corporations Law, consisting of: (i) the Fiduciary Guarantee of Shares of the non-operating subsidiary IntelAzul S.A.; (ii) the Fiduciary Guarantee of the Viracopos Hangar; (iii) the Intellectual Property Fiduciary Guarantee; and (iv) the Credit Rights Fiduciary Guarantee. In addition, the Debentures will be guaranteed: (v) by the Surety; and (vi) by the Guarantee.

The interest rate of the issue is 7.5% p.a., based on 360 days, during the first year. This interest will be incorporated into the principal at the end of the period. As of October 2021, the interest rate is 6.0% p.a., base 360, with semi-annual payments from April 2022 until maturity. The principal amount is amortized in a

single installment at the maturity of the transaction. In addition, the interest accrual and principal take into account the variation of PTAX dollar between the day prior to the issue date and the day prior to each of the subsequent payments.

The debentures are convertible into AZUL4 preferred shares at the discretion of the debenture holders, with the conversion price of BRL 32.2649 per preferred share, resulting in an initial conversion premium of 27.50% calculated on the volume-weighted average (VWAP) of 30 trading sessions of the reference share of BRL 25.3058. For conversion purposes, the incorporation of interest is taken into account, but the exchange variation is not.

In July and August 2023, the Company and the debenture holders entered into amendments to the original conditions of the convertible debenture debts. In summary:

- Conversion price: from BRL 32.26 to BRL 22.78 per preferred share;
- Nominal interest rate: from 6.0% p.a. to 12.3% p.a.; and
- Term and maturity date: from October 2025 to October 2028.

The mandatory early redemption corresponds to BRL 542,496 million (equivalent to USD 108,900 million) and was determined as follows:

- the redemption value of each chargeable debenture was 120% of the adjusted unit par value of the debentures, that is, the adjusted unit par value of the debentures plus a premium of 20% on the aforementioned amount; and
- any and all accrued and unpaid interest and adjustment for inflation.

On January 28, 2025, the "*Fifth Amendment to the Private Instrument of Deed of Issue of Secured Debentures Convertible into Preferred Shares,with Additional Personal Guarantee, of the First Issue of Azul S.A.*" was signed ("Fifth Amendment"), whereby (a) the conversion price ("Conversion Price") and the formula for calculating the conversion of the Debentures into preferred shares issued by the Company were amended; (b) new guarantees were included and certain terms and conditions related to the existing guarantees were amended, as well as the sharing regime of the Shared Guarantees; (c) priority mechanics (ranking) were included in the payment of the debts of the Company and its subsidiaries and in the income arising from the foreclosure of the Shared Guarantees between the Debentures and the New Debts; (d) certain obligations assumed and/or to be assumed by the Company and/or the Guarantors have been amended, within the scope of the Issue Indenture and the Guarantee Agreements (as defined in the Issue Indenture); (e) certain Events of Default of the Debentures have been included and amended; (f) certain obligations have been included and amended in Clause 8.1 (Additional Obligations of the Company and Guarantors) of the Issue Indenture; (g) certain events of mandatory full and/or partial redemption of the Debentures or mandatory repurchase of the Debentures were amended; and (h) the formula for calculating the Adjusted Par Value was amended.

With the execution of the Fifth Amendment, the "Conversion Price" must be calculated based on a twenty percent (20%) discount on the 30-day volume weighted average price (VWAP) of the Company's preferred shares, calculated over a period of 30 B3 trading sessions which includes the 15 trading sessions prior to January 28, 2025 and the 15 trading sessions after January 28, 2025.

On March 24, 2025, the "*Sixth Amendment to the Private Instrument of Deed of Issue of Secured Debentures Convertible into Preferred Shares, with Additional Personal Guarantee, of the First Issue of Azul S.A.*" was signed ("Sixth Amendment") in order to reflect the amount determined to the Conversion Price.

As part of the restructuring of the Company's debt, Superpriority Notes were issued and a capital increase was announced, which resulted in the need to enter into some amendments to the terms of the conditions of the convertible debentures, such as a guarantee package on a first out basis, in addition to having as guarantee the right to use a hangar at Viracopos airport and some materials for its operation. The conversion price was adjusted to BRL 3.3736 per preferred share, subject to adjustment in accordance with the terms) and a 6.5% increase in the principal amount of the convertible bonds with respect to the "consent fee" related to the debt restructuring.

The outstanding balance of this agreement, as of December 31, 2024, is BRL 1,182.4 million.

10th public issue of debentures of Azul Linhas Aéreas

In December 2018, Azul Linhas Aéreas made its tenth public distribution of simple, non-convertible debentures. 20,000 single series simple debentures were issued, with a par value of BRL 10,000, totaling BRL 200,0000,000 on the issue date. The debentures mature in December 2023, and the unit par value of the debentures is amortized as of December 2021 in 3 installments.

The debentures bear interest of 116.9% of the accrued variation of the average daily rates of one-day

Interbank Deposits, over extra group, expressed as a percentage per year, based on two hundred and fifty-two (252) business days, calculated and disclosed daily by B3, in the daily newsletter, available on its website (http://www.b3.com.br), calculated exponentially and cumulatively, pro rata temporis for business days elapsed since the date of payment (including said date) or the date of payment of the immediately preceding yield (including said date), as the case may be, until the date of its effective payment, according to the criteria set out in the B3 formula booklet, available on its website (http://www.b3.com.br).

The debentures are backed by: (i) security interest under a fiduciary assignment of credit rights owned by Azul Linhas Aéreas; and (ii) the Company's surety.

The debentures yield will be paid semi-annually, from the date of issue, always on the 20th day of the months of June and December, with the first payment on June 20, 2019 and the last on the maturity date or on the date on which the optional early redemption or early maturity of the debentures occurs, if applicable.

Failure to maintain certain financial ratios, measured annually on December 31st (covenants), may result in the early maturity of the obligations, by failing to meet the obligations below: (i) the debt service coverage ratio must be equal to or greater than 1.2x (one times), obtained by dividing the value of cash generation by debt service; and (ii) leverage must be equal to or less than 5x (five and a half times) in 2024 and 2025 and 4.5x (four and a half times) in 2026 and 2027, being obtained by dividing net debt by EBITDA.

In December 2020, the renegotiation of the debenture payment flows with Banco do Brasil was signed, and the maturity changed from December 2021 to December 2023. In addition, the principal, which was amortized in two equal installments in December 2021 and December 2022, will be amortized in 18 monthly installments from July 2022, ending in December 2023. Interest accrued during the accrual period will be capitalized to the principal flow, together with its amortization. The interest rate becomes 122% CDI to CDI + 3.0% as of the date of signature of the renegotiation. Interest must be paid semi-annually, in December 2020, June 2021 and December 2021 and subsequently in 18 monthly installments, from July 2022 to December 2023.

In June 2022, the renegotiation of payment flows was signed, with maturity changed to December 2027, with irregular amortization flows in 2022, and the resumption of regular quarterly amortization flows from March 2023. The interest rate becomes CDI + 5%pa.

During the first quarter of 2023, the subsidiary Azul Linhas Aéreas renegotiated the terms of the debentures, in order to partially amortize the outstanding balance, extend the maturity from December 2027 to December 2028, and temporarily suspend the fiduciary assignment of credit rights for 2023. There was no change in interest rates.

During the second quarter of 2024, the subsidiary ALAB renegotiated the terms of the debentures, in order to postpone the maturity date of the principal installments from 2024 to March 2025. There was no change in interest rates.

The net funds raised through the tenth (10th) issue were intended to reinforce the Company's cash flow in the ordinary course of business.

The outstanding balance of this issue, on December 31, 2024, is BRL 152.7 million.

9th public issue of debentures of Azul Linhas Aéreas

In June 2018, Azul Linhas Aéreas made its ninth public distribution of simple, non-convertible debentures. 50,000 single series simple debentures were issued, with a par value of BRL 10,000, totaling BRL 500,000,000 on the issue date. The debentures mature in December 2021, and the unit par value of the debentures is amortized as of December 2020 in 2 equal installments.

The debentures bear interest of 122.0% of the accrued variation of the average daily rates of one-day Interbank Deposits, over extra group, expressed as a percentage per year, based on two hundred and fifty-two (252) business days, calculated and disclosed daily by B3, in the daily newsletter, available on its website (http://www.b3.com.br), calculated exponentially and cumulatively, pro rata temporis for business days elapsed since the date of payment (including said date) or the date of payment of the immediately preceding yield (including said date), as the case may be, until the date of its effective payment, according to the criteria set out in the B3 formula booklet, available on its website (http://www.b3.com.br).

The debentures are backed by (i) security interest under a fiduciary assignment of credit rights owned by Azul Linhas Aéreas; and (ii) the Company's surety.

The debentures yield will be paid semi-annually, from the date of issue, always in June and December, with the first payment on December 2018 and the last on the maturity date or on the date on which the optional

early redemption or early maturity of the debentures occurs, if applicable.

Failure to maintain certain financial ratios, measured annually on December 31st (covenants), may result in the early maturity of the obligations, by failing to meet the obligations below: (i) the debt service coverage ratio must be equal to or greater than 1.2x (one times), obtained by dividing the value of cash generation by debt service; and (ii) leverage must be equal to or less than 5.0 in 2024 and 2025; and 4.5 in 2026 and 2027, obtained by dividing net debt by EBITDA.

The net proceeds raised through the ninth (9th) issue were earmarked for the full payment, at maturity, of the commercial promissory notes arising from the Company's sixth (6th) issue of commercial promissory notes pursuant to CVM Instruction 566, of July 31, 2015, the object of a public distribution offering, with restricted distribution efforts, pursuant to Law 6,385, CVM Instruction 476, and other applicable legal and regulatory provisions, in the total amount of BRL 300,000,000, with an issue date of December 2017 and a maturity date of June 2018, and for the reinforcement of the issuer's cash, in the ordinary course of its business.

In December 2020, the renegotiation of the debenture amortization flows with Banco do Brasil was completed and the maturity changed from December 2021 to December 2023. In addition, the principal, which was amortized in two equal installments in December 2021 and December 2022, will be amortized in 18 monthly installments starting in July 2022 and ending in December 2023. Interest accrued during the accrual period will be capitalized to the principal flow with its amortization. The interest rate becomes 122% CDI to CDI + 3.0% as of the date of signature of the renegotiation. Interest must be paid semi-annually, in December 2020, June 2021 and December 2021 and subsequently in 18 monthly installments, from July 2022 to December 2023.

In June 2022, the renegotiation of payment flows was signed, with maturity changed to December 2027, with irregular amortization flows in 2022, and the resumption of regular quarterly amortization flows from March 2023. The interest rate becomes CDI + 5%pa.

During the first quarter of 2023, the subsidiary Azul Linhas Aéreas renegotiated the terms of the debentures, in order to partially amortize the outstanding balance, extend the maturity from December 2027 to December 2028, and temporarily suspend the fiduciary assignment of credit rights for 2023. There was no change in interest rates.

During the second quarter, the subsidiary ALAB renegotiated the terms of the debentures, in order to postpone the maturity date of the principal installments from 2024 to March 2025. There was no change in interest rates.

The outstanding balance of this issue, on December 31, 2024, is BRL 385.6 million.

12th public issue of debentures of Azul Linhas Aéreas

During the second quarter of 2024, the subsidiary ALAB granted the 12th issue of simple secured non-convertible debentures, in a single series, in the principal amount of up to BRL 600,000, with a unit par value of BRL 1,000, a rate equivalent to CDI+6.25% p.a. and maturing in June 2026. Interest will be amortized on a monthly basis. Bonds were actually issued in the amount equivalent to BRL 303,333.

The debentures are backed by (i) security interest under a fiduciary assignment of credit rights owned by Azul Linhas Aéreas; and (ii) the Company's surety.

Failure to maintain certain financial ratios, measured annually on December 31st (covenants), could result in the early maturity of the obligations, by failing to meet the leverage ratio equal to or less than 3.75x, as of December 31st, 2024, calculated using the ratio obtained by adjusted net debt/adjusted EBITDA, in addition to the minimum cash of BRL 1,000,000 to be measured quarterly.

The funds were fully and exclusively used to pay for the supply of aviation fuels.

The outstanding balance of this issue, on December 31, 2024, is BRL 303.6 million.

2028 Senior Notes

In July 2023, the subsidiary Azul Secured completed a private offering of senior debt securities in the principal amount of BRL 3,831,040 (equivalent to USD 800,000), with interest of 11.9% p.a. paid quarterly as of November 2023 and the principal maturing in August 2028. The net proceeds will be used for the payment of certain debts, obligations and other corporate purposes.

In October 2023, the subsidiary Azul Secured issued additional notes in the principal amount of BRL 186,005 million (equivalent to USD 36,778 million). Such notes were issued in exchange for the aggregate principal amount of BRL190,819 million (equivalent to BRL 37,730 million) of the 2024 Senior Notes.

This issue shares a package of guarantees as described later in the Guarantees item.

In February 2024, the subsidiary Azul Secured Finance LLP issued additional notes to raise up to USD 148.7 million, equivalent to BRL 740.6 million. The offer was made to qualified investors domiciled in the United States. The yield is 11.930% and the maturity is in 2028.

The New Debt Securities will be guaranteed by the Company and its subsidiaries Azul and Azul Linhas Aéreas Brasileiras S.A., IntelAzul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco Ltd. and Azul IP Cayman Ltd and secured on a primary basis by a shared guarantee package which will also secure other debts and other obligations. The shared guarantee package comprises certain receivables generated by Azul Fidelidade (the Company's loyalty program), certain receivables generated by Azul Viagens (the Company's travel package business), and certain brands, domain names, and certain other intellectual property used by Azul's air businesses (excluding Azul Cargo), Azul Fidelidade, and Azul Viagens.

The proceeds of this issue were allocated to the refinancing of debts.

In February 2024, the subsidiary Azul Secured issued additional notes in the principal amount of BRL 740,585 (equivalent to USD 148,700).

In November 2024, the subsidiary Azul Secured renegotiated the terms of the 2028 Senior notes, in order to incorporate into the principal the interest payable for a given period.

The outstanding balance of this issue as of December 31, 2024 is BRL 6,196.3 million.

2029 Notes

In July 2023, the subsidiary Azul Investments completed its exchange offers and as a consequence the subsidiary Azul Secured issued BRL 1,410,967 million (equivalent to USD 294,215 million) in the principal amount of debt securities, with interest of 11.5% p.a. paid quarterly, and maturity of the principal in 2029 (which were issued in exchange for BRL 1,410,967 million (equivalent to USD 294,215 million) in the aggregate principal amount of 5.9% of the “2024 Senior Notes”).

This issue shares a package of guarantees as described later in the Guarantees item.

In November 2024, the subsidiary Azul Secured renegotiated the terms of the 2029 notes, in order to incorporate into the principal the interest payable for a given period.

The outstanding balance of this issue as of December 31, 2024 is BRL 1,533.7 million.

2030 Notes

In July 2023, the subsidiary Azul Investments completed its exchange offers and as a consequence the subsidiary Azul Secured issued BRL 2,725,010 million (equivalent to USD 568,219 million) of principal amount, with interest of 10.9% p.a. and maturity in 2030 (which were issued in exchange for BRL 2,725,166 million (equivalent to USD 568,252 million) in the principal amount of 7.3% of the “2026 Senior Notes”).

In August 2023, there was an amortization of BRL 278 million (equivalent to USD 56 million).

This issue shares a package of guarantees as described later in the Guarantees item.

In November 2024, the subsidiary Azul Secured renegotiated the terms of the 2030 notes, in order to incorporate into the principal the interest payable for a given period.

The outstanding balance of this issue on December 31, 2024 is BRL 3,649.2 million.

2030 Notes

In July 2023, the subsidiary Azul Investments completed its exchange offers and as a consequence the subsidiary Azul Secured issued BRL 2,725,010 (equivalent to USD 568,219) in the principal amount of debt securities, with interest of 10.9% p.a. paid quarterly, and maturity of the principal in 2030 (which were issued in exchange for BRL 2,725,166 (equivalent to USD 568,252) in the principal amount of 7.3% of the “2026 Senior Notes”).

In August 2023, there was an amortization of BRL 278 million (equivalent to USD 56 million).

This issue shares a package of guarantees as described later in the Guarantees item.

In November 2024, the subsidiary Azul Secured renegotiated the terms of the 2030 notes, in order to incorporate into the principal the interest payable for a given period.

The outstanding balance of this issue on December 31, 2024 is BRL 3,649.2 million.

2030 Senior Notes

During the year ended December 31, 2023, the Company defined the conditions for renegotiations and entered into definitive agreements with lessors and suppliers of services and parts for aircraft, who agreed to receive negotiable debt securities maturing in 2030 ("Notes") and debt with the possibility of settlement in Azul's preferred shares or cash, at the Company's discretion ("Equity") in order to reflect the Company's new cash generation, its improved capital structure and the reduction in its credit risk.

Lessors

- *Notes:* BRL 1,385,115 million (equivalent to USD 286,104 million), with interest to be paid quarterly from December 2023, with interest of 7.5% p.a., and maturity of the principal in June 2030; and

- *Equity:* BRL 2,178,740 million (equivalent to USD 450,032 million) with consecutive quarterly payments, starting in July 2024.

Aircraft service and parts suppliers

- *Notes*: BRL 408,541 million (equivalent to USD 84,386 million), with interest to be paid quarterly from December 2023, with interest of 7.5% p.a. and maturity of the principal in June 2030; and

- *Equity*: BRL 159,775 million (equivalent to USD 33,002 million), with consecutive quarterly payments, starting in January 2025.

2025 Bridge Notes

In October 2024, the subsidiary Azul Secured 2 raised BRL 910,072 equivalent interest between 8.3% p.a. and 10.7% p.a. + Sofr Index, maturing in January 2025.

Guarantees

The guarantees package for the debt renegotiations and the issuance of 2028 Senior Notes that took place during 2023 consists of the fiduciary assignment of the flow of receivables from Azul Viagens and the loyalty program, as well as the conditional sale of the intellectual property of the loyalty program, being a first priority guarantee for the 2028 Senior Notes and the Convertible Bonds, and a second priority guarantee for the 2029 and 2030 Senior Notes.

ii. other long-term relationships with financial institutions

As of December 31, 2024, we did not have any other relevant long-term transactions with financial institutions, other than those mentioned in the previous item.

iii. degree of subordination among debts

In the event of a plurality of creditors, the obligations recorded in enforceable liabilities rank in the following order in compliance with Law 11,101/05: (i) social and labor obligations; (ii) taxes payable; (iii) leases (security interest); (iv) borrowings; (v) unsecured credits; (vi) subordinated credits; and (vii) dividends and interest on equity.

In our finance lease agreements, the lessor has priority over other creditors in recovering the aircraft, under the terms of the applicable agreement.

Transactions guaranteed by fiduciary sale or fiduciary assignment of assets were classified as real guarantees and would be excluded in the event of a contest of creditors.

iv. any restrictions on the issuer, especially with regard to limits on indebtedness and contracting of new debts, distribution of dividends, divestiture, issuance of new securities, and disposal of ownership control, as well as if the issuer has been complying with these restrictions.

The terms of the relevant loan and financing agreements are described in item 2.1 f (i) above.

Below are descriptions of our relevant debt instruments that contained financial obligations in 2024, 2023 and 2022. For the purposes of the obligations in our debt agreements described in items (i) and (ii) below, "EBITDAR" means EBITDA calculated in accordance with market practice plus the costs incurred with the operating and financial leases related to our aircraft, in the financial year immediately preceding the calculation. For purposes of the obligations in our debt instrument described in item (iv) below, "EBITDAR" means earnings or loss before interest and income taxes for the period before deduction of any amount attributable to amortization of intangible assets or depreciation of tangible assets or any amount attributable to the payment of amounts under operating leases and in each case with respect to the respective period.

(i) Non-convertible debentures issued in June 2018 by Azul Linhas Aéreas in the principal amount of BRL 500.0 million, maturing in December 2021. These debentures are secured by receivables generated by sales using Visa credit cards, representing at least thirty-three percent of the outstanding balance of the debentures (referred to in the debenture indenture as the "Minimum Amount"). As long as there is no default event statement, receivables above the Minimum Amount may be used and encumbered in other transactions. We are required to observe the following financial obligations as of December 31 of each year, beginning on December 31, 2019: (a) maintaining a cash flow generation/debt service ratio equal to or greater than 1.2x; and (b) maintaining the ratio of net debt to EBITDA equal to or less than 6.5x; As of December 31, 2018, the financial covenants of this contract were: (a) maintaining a cash flow generation/adjusted debt service ratio equal to or greater than 1.2x; and (b) maintaining the adjusted net debt/EBITDA ratio at or below 5.0 in 2024 and 2025, and 4.5 in 2026 and 2027. This agreement has a cross default or cross acceleration clause in case of default or early maturity of financial obligations above fifty million reais (BRL 50,000,000.00);

(ii) Non-convertible debentures issued on December 20, 2018 by Azul Linhas Aéreas in the principal amount of BRL 200.0 million, maturing in December 2023. These debentures are secured by receivables generated by sales using Visa credit cards, representing at least thirty-three percent of the outstanding balance of the debentures (referred to in the debenture indenture as the "Minimum Amount"). As long as there is no default event statement, receivables above the Minimum Amount may be used and encumbered in other transactions. We are required to observe the following financial obligations as of December 31 of each year, beginning on December 31, 2019: (a) maintaining a cash flow generation/adjusted debt service ratio equal to or greater than 1.2x; and (b) maintaining the ratio between adjusted net debt/EBITDAR equal to or less than 5.5x. Until December 2018, the financial covenants of this contract were: (a) maintaining a cash flow generation/adjusted debt service ratio equal to or greater than 1.2x; and (b) maintaining the adjusted net debt/EBITDA ratio at or below 5.0 in 2024 and 2025, and 4.5 in 2026 and 2027. This agreement has a cross default or cross acceleration clause in case of default or early maturity of financial obligations above fifty million reais (BRL 50,000,000.00);

(iii) Funding for maintenance of GE CF34 engines for Embraer aircraft, in the principal amount of up to USD 209.0 million, maturing in June 2027. This loan is guaranteed by the Company's aval guarantee of ABGF and we must comply with the following financial obligations at the end of each quarter: (a) maintaining minimum cash in the amount of BRL 1,000,000; and at the end of each fiscal year: (b) leverage equal to or less than 5.5x (five and a half times), obtained by dividing the net debt by EBITDA. This agreement has a cross default or cross acceleration clause in case of default or early maturity of financial obligations above thirty million dollars (USD 30,000,000.00);

(iv) Non-convertible debentures issued in June 2024 by Azul Linhas Aéreas in the principal amount of BRL 303.333 million, maturing in June 2026. These debentures are guaranteed by receivables generated by sales using credit cards, according to the percentages indicated in the debenture issue indenture, we are obliged to comply with the following financial obligation on December 31, 2024: maintaining the ratio between adjusted net debt/EBITDA equal to or less than 3.75x. This agreement has a cross default or cross acceleration clause in case of default or early maturity of financial obligations above fifty-one million, five hundred seventy thousand reais (BRL 51,570,000.00).

The Company's debts described in this item 2.1(f) have, as the case may be, customary restrictive clauses of contracts entered into in the financial and capital markets, such as:

- Bankruptcy, judicial reorganization, extrajudicial reorganization, liquidation or dissolution of the Company and/or any of the guarantors;
- Non-compliance with pecuniary and non-pecuniary obligations related to the respective debt instruments, subject to any cure periods;
- Conversion of the corporate type of the Company, pursuant to articles 220 to 222 of the Corporations Law;
- Spin-off, consolidation, merger (including shares) or any form of corporate reorganization involving the Company and/or any of the guarantors;

- Change and/or direct or indirect transfer of the Company's shareholding control, subject to exceptions;
- Change of the predominant activity provided for in the corporate purpose;
- Falsity or inaccuracy of the statements made in the respective debt instruments;
- Default or early maturity of financial obligations above a certain amount, as specifically described above;
- Protest of deeds above a certain amount, subject to exceptions;
- Non-compliance with judicial, extrajudicial decisions and/or arbitral awards not subject to appeal above a certain amount; and
- Distribution of dividends above the mandatory amount in the event of default under debt instruments.
- Not granting Indebtedness to third parties (including subsidiaries), granting guarantees in favor of Indebtedness of third parties (including subsidiaries) or acquiring new debt securities issued by third parties (including subsidiaries).

The contractual clauses for compliance with the most common financial covenants in the Company's corporate debts are reflected in the table below, as well as the compliance status of each of them on December 31, 2024, 2023 and 2022. The table below also shows the outstanding balance for each of its debts as of December 31, 2024, 2023 2022.

Transaction	Indicators for measurement	12/31/2024			12/31/2023			12/31/2022		
		Balance (BRL) - million	Percentage of indebtedness	Status	Balance (BRL) - million	Percentage of indebtedness	Status	Balance (BRL) - million	Percentage of indebtedness	Status
9th and 10th Issue of ALAB Debentures	(i) Adjusted debt service coverage ratio adjusted (ADSCR) equal to or greater than 1,2;	538,287	16.0%	Waiver	560,173	2.4%	Waiver	751,749	3.4%	Waiver
	(ii) financial leverage less than or equal to 6,5 in 2023; 5,0 in 2024 and 2025; 4,5 in 2026 and 2027.									
11th Issue of ALAB debentures	(i) Leverage: equal to or less than 3.75x, as of December 31, 2023, with said ratio obtained by the Adjusted Net Debt/Adjusted EBITDA.	N/A	N/A	N/A	358,899	1.5%	Met	N/A	N/A	N/A
12th Issue of ALAB debentures	(i) Immediate Liquidity greater than BRL 1 billion.	303,571	9.0%	Met	N/A	N/A	N/A	N/A	N/A	N/A
	(ii) Leverage: equal to or less than 3.75x, as of December 31, 2024, with said ratio obtained by the adjusted net debt/adjusted EBITDA.			Waiver	N/A		N/A	N/A		N/A
Aircraft and Engines	(i) The total cash balance on the last day of the quarter is not less than BRL 1 billion.	96,210	2.9%	Met	N/A	N/A	N/A	N/A	N/A	N/A
	(ii) Leverage: equal to or less than 5.50, with said ratio obtained by the net debt/ EBITDA on the last day of the year.			Waiver	N/A		N/A	N/A		N/A
Aircraft and Engines	(i) adjusted debt service coverage ratio adjusted (ADSCR) equal to or greater than 1,2;	N/A	N/A	N/A	30,719	0.1%	Waiver	53,795	0.2%	Waiver
	(ii) financial leverage less than or equal to 6,5.	N/A		N/A						
Aircraft and Engines	(i) adjusted debt service coverage ratio adjusted (ADSCR) equal to or greater than 1,2;	N/A	N/A	N/A	122,149	0.5%	Waiver	525,623	2.4%	Met
	(ii) financial leverage less than or equal to 5,5.	N/A		N/A						Waiver
Aircraft and Engines	(i) adjusted debt service coverage ratio adjusted (ADSCR) equal to or greater than	142,025	4.2%	Waiver	183,401	0.8%	Waiver	N/A	N/A	N/A

	1,2;									
	(ii) financial leverage less than or equal to 5,5.									

g. Limits of use of the funding already contracted

As of December 31, 2024, we had no limit within the transactions already entered into.

h. Material changes in each item of the financial statements

The following discussion of our financial condition and the result of our transactions must be read in conjunction with: (i) our financial statements for the years ended December 31, 2024, 2023 and 2022 and the respective notes thereto; and (ii) the information contained in the other items of the Reference Form, in particular the other sub-items of section 2.

Net Revenue

Our operating income mainly comes from passenger air transportation. In the year ended December 31, 2024, 92.8% of our net revenues came from the sale of airline tickets and 7.2% came from other revenues, such as cargo transportation and the sale of travel packages. Revenue from passenger transportation, including revenue from the redemption of points from our Azul Fidelidade rewards program on our flights, is recognized at the departure of the scheduled flight or when the ticket expires without being used.

Revenue from passenger transportation depends on our capacity, occupancy rate and yield. Capacity is calculated based on our offer of available seat kilometers ("ASK"), which represents the number of seats available on our aircraft at each stage of flight, multiplied by the distance in kilometers of each stage. The occupancy rate, or the percentage of our actual capacity used by paying passengers, is calculated by dividing the RPK, which represents the number of kilometers flown by paying passengers, by the number of ASK. Yield is the average amount a passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs and PRASK, or passenger revenue divided by ASKs, as our main performance indicators because we believe that these indicators allow us to evaluate the relationship between occupancy rate and yield. Since the first year of our transactions, we have maintained a RASK and PRASK advantage over our competitors due to the efficiency of our fleet, which allows us to achieve a better balance between supply and demand and thus achieve higher occupancy rates and yields.

Our revenues are presented net of certain taxes, including the Tax on Circulation of Goods and Services or ICMS; the Social Integration Program, or PIS; and the Social Contribution for Social Security Financing or COFINS. ICMS does not apply to passenger transportation revenues. The average ICMS rate levied on cargo transportation revenue varies from state to state, between 4.0% and 19.0%. In relation to passenger transport revenues, the applicable PIS and COFINS rates are 0.65% and 3.0% respectively, due to a specific standard that determines the use of the cumulative PIS and COFINS system on these revenues. Other revenues are taxed at the rates of 1.65% and 7.60%, respectively. The Service Tax or ISS is a municipal tax with rates of 2.0% to 5.0% levied on revenue from services provided.

Our operating results for any quarter are not necessarily indicative of the results for the year because the air transport business is subject to significant seasonal fluctuations. In general, we expect demand to be higher in the first and fourth quarters of each year compared to the second and third quarters. This increase in demand is due to the increase in travel during Christmas, Carnival and summer school holidays. The air transport business is equally volatile and highly affected by economic trends and cycles. Fluctuations in fuel prices, consumer discretionary spending, interventions in ticket prices, labor actions, weather conditions and other factors have resulted in significant fluctuations in revenues and operating results in the past.

Expenses with acquisition of fixed and intangible assets

Our expenses with the acquisition of fixed and intangible assets in the years ended December 31, 2024, 2023 and 2022 totaled BRL 1,493.8 million, BRL 972.3 million and BRL 1,451.1 million respectively. Most of these expenses are related to the acquisition of aircraft, the purchase of spare parts, overhauls and structural checks of engines, IT systems and installations.

The vast majority of future aircraft acquisitions have firm financing commitments under operating leases.

Costs of services rendered and operating expenses

We strive to maintain a low-cost operating structure and seek to minimize our expenses by using a new and efficient fleet with a high daily utilization rate, with a single class of service, maintaining high productivity among our crew, investing in technology and having low-cost distribution channels.

Our biggest operating cost is aviation fuel, which accounted for 34.9%, 37.3% and 45.2% of our total operating expenses in the years ended December 31, 2024, 2023 and 2022, respectively. Aviation fuel prices in Brazil are higher than in many other countries, such as the United States, because fuel prices are controlled by a single producer and a concentrated number of distributors. Our fuel costs are variable and

fluctuate according to the international price of oil. As the price of oil is fixed in US dollars, our fuel costs are subject to fluctuations in the real/US dollar exchange rate.

The table below shows the variation in the average price of aviation fuel in local currency:

December 31,	Average price of QAV (BRL/liter)	% Δ
2024	4.21	(7.7%)
2023	4.56	(16.2%)
2022	5.44	63.9%

In order to hedge our exposure to fuel prices, we enter into futures or forward contracts for the purchase of oil with banks. We also have the option of buying a hedging product directly from Petrobras, which allows us to lock in the cost of the aviation fuel we will consume in the future, thus offering a more adequate hedge than oil futures contracts, which are not perfectly correlated to aviation fuel. In addition, Petrobras offers us the option of locking in the cost of aviation fuel in reais, thus protecting our exposure not only to fuel prices, but also to the real/US dollar exchange rate.

In addition, local taxes applicable to the sale of aviation fuel are high, with rates between 0.0% and 18.0%. Brazilian states apply different rates of ICMS levied on fuel, requiring continuous adjustments to our tariffs to sustain increases in the price of aviation fuel. In Brazil, several states offer a tax incentive or subsidize the tax on fuel for airlines that provide more connectivity between cities within the state and other domestic or international destinations. Given the size of our network and the diversity of our fleet, we believe that we pay lower fuel tax rates than our main competitors.

Expenditure on salary and benefits includes, among other things, health insurance, dental insurance, childcare, life insurance, funeral assistance, psychosocial assistance, school assistance (granted only to expatriate executives), housing allowance (granted only to expatriate executives), bonuses, private pension plans, transportation vouchers, food vouchers and meal vouchers. We believe we have an advantage over other companies in the sector in terms of spending on salaries and benefits due to the high productivity of our crew, measured by the average number of crew members per aircraft. On December 31, 2024, December 31, 2023 and December 31, 2022, we had 85, 85 and 83 employees per aircraft, respectively, indicating a higher productivity of our workforce compared to our competitors.

The costs of providing services include the use of airport facilities, ground operations such as handling customers' luggage and the tractors that push-back aircraft, bus transfers for customers and the services and products we offer on board our aircraft, such as drinks and snacks. We offer additional free shuttle bus services between Congonhas airport and Viracopos airport, and we believe that the number of additional customers we attract by offering this service more than compensates for its cost.

Our commercial and advertising expenses include the payment of commissions to travel agents and freight forwarders, fees paid for the use of third-party reservation systems and booking agents, fees to credit card companies and advertising costs associated with the sale of our tickets and other products and services. We believe that our distribution costs are lower than those of our competitors because most of our customers purchase tickets directly on our website, including Internet sales made by travel agencies. We use innovative, low-cost marketing techniques with a focus on social media tools (Instagram, Facebook, Twitter and YouTube) to generate word-of-mouth marketing, a free bus transfer service with our brand visibly stamped on the buses and strategic advertising campaigns to increase brand awareness and offer promotions directly to our customers.

Depreciation, amortization and impairment expenses include the depreciation of all of our leasing and aircraft maintenance rights, fixed and intangible assets and impairment.

The cost of airport charges is made up of charges for landing and keeping aircraft on the ground, as well as terminal assistance and navigation charges. In addition to this expense, we also recognize the connection fee currently charged at airports granted to the private sector (Viracopos, Guarulhos and Brasília). Most of these fares are set by INFRAERO and DECEA, and vary according to the number of operations.

The cost of maintenance and repair materials consists of light (preventive) maintenance and repair events. Our fleet is younger than that of our main competitors, with an average age of 7.2 years, excluding Cessna aircraft. With the aging of aircraft, our maintenance expenses tend to increase.

For all our aircraft, we use the built-in-overhaul method to account for maintenance expenses. According to this method, the cost of engine maintenance is capitalized and amortized as a component of depreciation

and amortization until the next maintenance visit. Maintenance visits are estimated on the basis of the average engine removal time suggested by the manufacturer, which may vary according to the purpose for which the aircraft is used, as well as changes in the periodicity of maintenance suggested by the manufacturer. In addition, these hypotheses can be affected by unexpected events that can damage an important component, requiring an extraordinary maintenance visit before a scheduled event.

Other operating expenses consist of general and administrative expenses, third-party services, travel expenses, transportation, meals and snacks, and training for crew and ground support personnel.

Just over half of our costs such as aviation fuel, aircraft lease payments and maintenance fluctuate with changes in the real/US dollar exchange rate. Aircraft leases are also partially exposed to fluctuations in interest rates. We engage in hedging transactions to protect us against increases in fuel prices, exchange rates and interest rates. For additional information, see section 5 of the Reference Form.

Financial Result

Our financial result includes the compensation obtained in financial investments and sublease of aircraft receivable. Our financial expenses include interest expenses on our indebtedness with aircraft leases, loans, debentures and working capital.

On December 31, 2024, 2023 and 2022, 10%, 10% and 19%, respectively, of our non-aircraft debt was denominated in Brazilian reais and is therefore not exposed to exchange rate fluctuations. The reduction of debt not related to aircrafts denominated in Brazilian real in 2024 and 2023, when compared to 2022, is related to the Company's decision to offset part of its fuel hedge exposure with the settlement and realization of gains from approximately half of its foreign exchange hedge transactions, following a significant drop in oil prices during the first quarter of 2020. The balances of derivative financial instruments include the gains or losses on our financial instruments used to hedge our exposures. Exchange variation expenses refer to the net gain or loss on our assets and liabilities linked to the appreciation or depreciation of the Brazilian real against the US dollar and have a limited effect on our cash position.

Operating Result

Our revenue and lean cost structure gave us Adjusted EBITDA margins for the effect of non-recurring events of 31.1%, 27.3% and 20.3% for the years closed as of December 31, 2024, 2023 and 2022. The EBITDA margin for 2024 showed growth in relation to the EBITDA margin for 2023 and demonstrates the profitability potential of our business in the future. We also believe that our strategic plan to operate the right aircraft according to the demand of each market will allow us to maintain a low cost per trip and reduce CASK over time, both in absolute terms and in relation to our competitors.

The table below includes operating information that demonstrates our growth between December 31, 2008 and December 31, 2024:

Aircraft at the end of the period in	Cities Served	Employees	Company owned	Leased	Total
December 31, 2008(1)	3	712	3	2	5
December 31, 2009(1)	17	1,535	8	6	14
December 31, 2010(1)	28	294	14	13	27
December 31, 2011(1)	43	4,329	22	27	49
December 31, 2012(1) (2)	100	8,914	50	74	124
December 31, 2013(1)	103	9,848	56	81	137
December 31, 2014(1)	106	10,501	46	107	153
December 31, 2015(1)	102	10,533	46	106	152
December 31, 2016(1) (3)	102	10,311	39	100	139
December 31, 2017(1) (3)	104	10,878	27	120	147
December 31, 2018(1) (3)	110	11,807	20	123	143
December 31, 2019(3)	116	13,189	19	147	166
December 31, 2020(4)	112	11,108	34	158	192

December 31, 2021(5)	147	12,485	37	155	192
December 31, 2022(6)	158	13,543	40	172	212
December 31, 2023(7)	167	15,248	40	169	209
December 31, 2024(7)	152	15,367	38	182	220

(1) Includes aircraft held under operating leases that were not recorded in our balance sheet.
(2) Includes operating information resulting from the acquisition of TRIP as of November 30, 2012.
(3) Includes 15 aircraft subleased to TAP.
(4) Includes 13 aircraft subleased to TAP and 1 aircraft subleased to Breeze.
(5) Includes 6 aircraft subleased to TAP and 3 aircraft subleased to Breeze.
(6) Includes 4 aircraft subleased to TAP and 3 aircraft subleased to Breeze.
(7) Includes 3 aircraft subleased to Breeze.

Comparison of consolidated results in the periods indicated:

As of December 31,	**2024**	**EV (%)**	**2023**	**EV (%)**	**% Δ**	**2022**	**EV (%)**	**% BRL**
Net revenue:								
Passenger transportation	18,123,135	92.8%	17,227,728	92.8%	5.2%	14,595,579	91.5%	895,407
Other income	1,403,073	7.2%	1,326,697	7.2%	5.8%	1,352,488	8.5%	76,376
Net revenue	**19,526,208**	**100.0%**	**18,554,425**	**100.0%**	**5.2%**	**15,948,067**	**100.0%**	**971,783**
Costs of services rendered and operating expenses:								
Aviation fuel	5,583,503	28.6%	5,890,485	31.7%	(5.2%)	6,561,288	41.1%	(306,982)
Salaries and benefits	2,722,872	13.9%	2,408,364	13.0%	13.1%	1,954,568	12.3%	314,508
Airport Tariffs	1,074,818	5.5%	1,059,258	5.7%	1.5%	911,246	5.7%	15,560
Traffic services provision	872,481	4.5%	807,563	4.4%	8.0%	641,900	4.0%	64,918
Advertising and publicity	889,224	4.6%	779,264	4.2%	14.1%	699,003	4.4%	109,960
Maintenance and repair materials	789,222	4.0%	898,282	4.8%	(12.1%)	592,146	3.7%	(109,060)
Depreciation and amortization	2,563,982	13.1%	2,404,223	13.0%	6.6%	2,094,448	13.1%	159,759
Other operating expenses, net	1,639,474	8.4%	2,645,894	14.3%	**(38.0%)**	1,357,805	8.5%	**(1,006,420)**
Operating profit	**3,390,632**	**17.4%**	**1,661,092**	**9.0%**	**104.1%**	**1,135,663**	**7.1%**	**1,729,540**
Financial result:								
Financial revenues	239,058	1.2%	220,141	1.2%	8.6%	277,289	1.7%	18,917
Financial expenses	(5.247.414)	(26.9%)	(5,608,771)	(30.2%)	(6.4%)	(4,558,145)	(28.6%)	361,357
Derivative financial instruments, net	317,729	1.6%	(238,458)	(1.3%)	(233.2%)	438,190	2.7%	556,187
Monetary and exchange variations, net	(7.890.179)	(40.4%)	1,625,064	8.8%	(585.5%)	1,327,353	8.3%	(9,515,243)
Profit/(loss) before income taxes and social contributions	**(9.190.174)**	**(47.1%)**	**(2,340,932)**	**(12.6%)**	**292.6%**	**(1,379,650)**	**(8.7%)**	**(6,849,242)**
Current income tax and social contribution	(723)	(0.0%)	0	0.0%	0.0%	0	0.0%	(723)
Deferred income tax and social contribution	39,526	0.2%	(39,526)	(0.2%)	(200.0%)	0	0.0%	79,052
Net profit (loss) for the period	**(9,151,371)**	**(46.9%)**	**(2,380,458)**	**(12.8%)**	**284.4%**	**(1,379,650)**	**(8.7%)**	**(6,770,913)**

Operating result

In the year ended as of December 31, 2024, the Company reported an operating profit of BRL 3,390.6 million compared to BRL 1,661.1 million in the same period in 2023 and BRL 1,135.7 million in 2022. We understand that this result is mainly due to a healthy demanding environment, the excellent performance of our other businesses and our ability to increase fares, which demonstrates our rational capacity increase and the sustainable competitive advantages of our network and business model.

Net loss was BRL 9,151.4 million in the year ended as of December 31, 2024 compared to a net loss of BRL 2,340.9 million in the year ended as of December 31, 2023 and a net loss of BRL 1,379.7 million in the fiscal year ended December 31, 2022.

The table below breaks down our costs of services provided and operating expenses per ASKs for the years ended as of December 31, 2024, 2023 and 2022:

Year ended December 31 *(in BRL centavos)*	**2024**	**2023**	**% Δ**	**2022**	**% Δ**
Passenger transportation	39.15	39.46	(0.8%)	36.88	7.0%
Other income	3.03	3.03	0.0%	3.42	**(11.4%)**
Net revenue	**42.18**	**42.48**	**(0.7%)**	**40.29**	5.4%
Costs of services rendered and operating expenses					
Aviation fuel[(1)]	(12.06)	(13.39)	(9.9%)	(16.58)	(19.2%)
Salaries and benefits	(5.88)	(5.47)	7.5%	(4.94)	10.7%
Airport Tariffs	(2.32)	(2.41)	(3.7%)	(2.30)	4.8%
Traffic services provision	(1.88)	(1.84)	2.2%	(1.62)	13.6%
Advertising and publicity	(1.92)	(1.77)	8.5%	(1.77)	0.0%
Maintenance and repair materials	(1.70)	(2.04)	(16.7%)	(1.56)	30.8%
Depreciation and amortization	(5.54)	(5.46)	1.5%	(5.29)	3.2%
Other operating expenses	(3.54)	(6.01)	(41.1%)	(2.63)	128.5%
Total operating expenses	**(34.86)**	**(38.39)**	**(9.2%)**	**(36.68)**	**4.7%**

(1) Operating results have been adjusted for non-recurring items

Net Revenue. Net revenue grew BRL 971.8 million or 5.2% in 2024, when compared to 2023, and reached a record BRL 19,526.2 million. Passenger revenue increased 5.2% in 2024 and 2023, when compared to 2023 and 2022, respectively, driven by the full recovery in business and international passenger demand and the excellent performance of our other businesses. When compared to 2022, our net revenue increased BRL 3,578.1, or 22.4%.

Passenger Transportation. The increase of BRL 895.4 million, or 5.2%, in passenger transportation revenue in 2024, when compared to 2023, is mainly due to the total recovery of corporate and international passenger demand and the excellent performance of our other businesses. When compared to 2022, growth in passenger transportation grew by BRL 3,527.6, or 24.2%.

Cargo and Other Revenues. The increase of BRL 76.4 million, or 5.8% during 2024 in cargo and other revenues when compared to the same period in 2023 is mainly related to the increase in revenue from the international cargo operation by 8.7% and the expansion and diversification of our customer base with more retailers, industry and e-commerce operators in Brazil. When compared to 2022, the growth of cargo and other revenues grew BRL 50.6 million, or 3.7%.

We also remark the continued growth of our tour operator Azul Viagens, the second largest tour operator in Brazil. Gross sales revenue grows approximately 50% year-over-year as we take advantage of strong leisure demand and opportunities to expand the utilization of aircraft with exclusive flights.

The table below shows the passenger transportation revenues and selected operational data for the periods indicated:

Year ended December 31	**2024**	**2023**	**% Δ**	**2022**	**% Δ**
Passenger transportation revenues (in millions of BRL)	18,123,135	17,227,728	5.2%	14,595,579	18.0%

Available Seat Kilometers (ASKs) (million)	46,292	44,006	5.2%	39,579	11.2%
Occupancy rate (%)	81.6%	80.4%	1.2 pp	79.7%	0.7 pp
Passenger revenue per ASK (cents)	39.15	39.46	(0.8%)	36.88	7.0%
Operating revenue per ask (cents)	42.18	42.48	(0.7%)	40.29	5.4%
Yield per passenger/kilometer (cents)	47.97	49.05	(2.2%)	46.25	6.1%
Number of takeoffs	322,082	316,896	1.6%	304,429	4.1%
Block hours	567,774	550,843	3.1%	518,813	6.2%

Costs of services rendered and operating expenses

Costs of services rendered and operating expenses. Costs of services provided and operating expenses decreased BRL 757.8 million or 4.5%, from BRL 16,893.3 million in 2023 to BRL 16,135.6 million in the same period in 2024, mainly due to a 7.3% reduction in the price of aviation fuel per liter and the depreciation of 7.8% of the real against the dollar, offset by the increase in capacity and revenue, both of 5.2%, in addition to investments for growth and maximizing fleet availability to benefit the environment of strong demand. When compared to 2022, the costs of services provided and operating expenses increased by BRL 1,323.2 million, or 8.9%.

Aviation Fuel. Fuel expenses decreased by 5.2%, or BRL 307.0 million in 2024 compared to the same period in the previous year, mainly due to the 7.3% reduction in the price of fuel per liter (excluding hedges). When compared to 2022, aviation fuel expenses decreased by BRL 977.8 million, or 14.9%.

Salaries and benefits. Salary and benefits expenditures increased 13.1%, or BRL 314.5 million in 2024 compared to the same period last year, primarily due to our 5.2% capacity increase, a 4.8% union-negotiated increase as a result of a collective bargaining agreements applicable to all airline employees in Brazil, the internalization of certain activities to reduce total costs, and the hires made in the quarter to support the 2024 growth. When compared to 2022, expenses with salaries and benefits increased BRL 768.3 million, or 39.3%.

Airport Tariffs. The cost of airport tariffs increased 5.7%, or BRL 15.6 million in 2024 when compared to the same period in 2023, mainly due to a 5.2% increase in our capacity, partially offset by the reduction in fines related to the agreement with the National Treasury Attorney General's Office (PGFN) and the Special Office of the Federal Revenue. When compared to 2022, expenses with airport tariffs increased BRL 163.6 million, or 18.0%.

Traffic services provision. Traffic service costs grew 8.0%, or BRL 64.9 million in 2024 compared to the same period in 2023 mainly due to a 5.4% increase in passenger numbers, 1.6% growth in takeoffs, in addition to inflation of 4.8% in the period, partially offset by the reduction in onboard services. When compared to 2022, expenses with traffic services increased by BRL 230.6 million, or 35.9%.

Advertising and publicity. Advertising and publicity expenses increased 14.1%, or BRL 110.0 million, in 2024 compared to the same period in 2023, mainly due to an increase in advertising campaigns and regional events, in addition to a 5.2% increase in revenue, which lead to an increase in commissions and credit card fees. When compared to 2022, advertising and publicity expenses increased by BRL 190.2 million, or 27.2%.

Maintenance and repair materials. Maintenance and repair materials costs fell 12.1%, or BRL 109.0 million in 2024 compared to the same period in 2023 mainly due to the depreciation of 7.8% of the real currency against the dollar, which represent savings from performing maintenance internally and the renegotiation of engine maintenance contracts that are partially offset by a higher number of maintenance events to maximize aircraft availability and support growth. When compared to 2022, expenses with maintenance and repair materials increased by BRL 197.1 million, or 33.3%.

Depreciation and amortization. Expenses with depreciation and amortization of our assets increased 6.6% or BRL 159.8 million in 2024 compared to the same period in 2023 driven by the increase in the size of our air fleet compared to the previous year, as a result of our transformation process. When compared to 2022, depreciation and amortization expenses increased by BRL 469.5 million, or 22.4%.

Other operating expenses, net. Other net operating expenses fell 38.0%, from BRL 2,645.9 million in 2023 to BRL 1,639.4 million in 2024, mainly driven by initiatives to reduce costs and reduce lawsuits in the period, partially offset by the depreciation of 7.8% of the real currency against the dollar.

Financial Result

Financial revenue. Financial revenue increased 8.6%, or BRL 18.9 million in 2024 compared to 2023 due to increased financial investments. When compared to 2022, financial revenue decreased BRL 38.2 million, or 13.8%.

Financial expenses. Financial expenses fell 6.4%, or BRL 361.4 million, from BRL 5,608.8 in 2023 to BRL 5,247.4 million in 2024, mainly due to tax operations, which led to reduced interest rates. In addition, BRL 552.1 million refers to the costs of restructuring debt and debentures in 2023. When compared to 2022, financial expenses increased BRL 689.3 million, or 15.1%.

Derivative financial instruments. We recorded a gain on derivative financial instruments used to hedge our exposure to the variation in the price of fuels and payments of debts in foreign currency of BRL 317.7 million in 2024 compared to the loss of BRL 238.5 million in 2023 mainly due to gains related to fuel hedging contracts resulting from the sharp drop in fuel prices. A drop in fuel price affects the Company positively because it reduces costs, but it also has a negative effect on the positions contracted to protect against the risk of a price increase. When compared to 2022, expenses with derivative financial instruments fell by BRL 120.5 million, or 27.5%.

Monetary and exchange variations, net. The net effect of the conversion of our monetary assets and liabilities when remeasured to reais amounted to a non-cash loss with net monetary and exchange variations of BRL 7,890.2 million in 2024 compared to a gain of BRL 1,625.0 million in the same period of the previous year, due to the depreciation of 7.8% of the real currency against the dollar in addition to the increase in our dollar-denominated debt related to the USD 150 million issuance of the concession of up to USD 500 million in superpriority notes as part of the negotiation with current creditors. When compared to 2022, expenses with net monetary and exchange variations increased by BRL 9,217.5 million.

Result from transactions with related parties, net. In 2024, 2023 and 2022, we did not record gain/loss on transactions with related parties.

Current income tax and social contribution. Current income tax and social contribution in 2024, 2023 and 2022 was offset by benefits on tax losses and differences.

Deferred income tax and social contribution. Expenses related to deferred income tax and social contribution totaled BRL 38.8 million, mostly due to the reversal of provisions made in 2023 for temporary differences recognized related to exchange rate variations that are taxed on a cash basis. There was no expense with deferred income tax and social contribution in 2022.

Net cash generated by operating activities

Net cash generated from operating activities in the year ended December 31, 2024 was BRL 2,787.0 million compared to net cash of BRL 3,439.7 million in the same period in 2023 and BRL 2,437.3 million in 2022. The reduction in net cash in 2024 is mainly due to an increase in losses related to exchange variation and a high level of advances in 2024 when compared to 2023.

Net cash applied in investment activities

In the year ended December 31, 2024, the net cash value allocated by investing activities totaled BRL 1,565.6 million compared to BRL 874.5 million in the same period in 2023 and BRL 639.9 million in 2022. The increase in cash allocated to investment activities in 2024 is mainly due to the cash received in the sale of fixed assets in the amount of BRL 577.5 million.

Net cash generated by financing activities

Net cash allocated to financing activities was BRL 1,920.1 million in the year ended as of December 31, 2024 compared to a BRL 1,392.9 million in the year ended as of December 31, 2023 and BRL 4,203.6 million invested on December 31, 2022. The change in net cash applied by financial activities is mainly due to the increase in the fleet and the cheaper rental rates in 2023 due to the renegotiations made that year.

2.2. Officers' Comments on:

a. Results of the issuer's operations, especially:

i. description of any relevant revenue components

Our net revenue comes from (i) passenger transportation; (ii) cargo and ancillary services referred to as "other revenues". The following table sets forth the composition of our net revenue for the periods indicated:

As of December 31, (in millions of BRL)	2024	2023	2022
Passenger transportation	18,123,135	17,227,728	14,595,579
Other income	1,403,073	1,326,697	1,352,488

Passenger transportation is the main component of our revenue and includes the sale of air tickets, sales of points under the loyalty program to third parties, sales of extra baggage fee, upgrades, route changes, cancellation fee, no-show fee, call center reservation fee, online reservation fee, sales of insurance, among others.

The other revenues item includes billing with items not related to passengers, most of which is generated by the cargo operation. In addition, we also generate other revenue through our tour operator Azul Viagens and aircraft sublease.

ii. factors with a material impact on operating results

Fiscal year ended on December 31, 2024

Flooding in Rio Grande do Sul

Between the end of April and the beginning of May 2024, heavy rains hit the central region of the state of Rio Grande do Sul. Due to flooding, the main airport in the region located in Porto Alegre, Salgado Filho, was closed and consequently our operations were suspended and only resumed in October of the same year. During the airport closure period we dedicated humanitarian efforts to support the actions conducted by local authorities. We also monitor and establish operational and financial strategies until the resumption of operations by increasing flights to nearby cities to serve affected passengers.

Fuel price and exchange variation

Our results are impacted by fuel price and exchange variation. To mitigate our exposure to these variables, we use short-term protection mechanisms including entering into instruments of commitment to purchase fuel at fixed prices and entering into financial instruments, such as derivative financial contracts, in order to transfer part of our future exposure to our counterparties.

The Company's Management carefully monitors developments related to instabilities in world politics and economy, and assesses the impact on its business and especially on its crew and customers.

Fiscal year ended on December 31, 2023

Fuel price and exchange variation

Our results are impacted by fuel price and exchange variation. To mitigate our exposure to these variables, we use short-term protection mechanisms including entering into instruments of commitment to purchase fuel at fixed prices and entering into financial instruments, such as derivative financial contracts, in order to transfer part of our future exposure to our counterparties.

The Company's Management carefully monitors developments related to instabilities in world politics and economy, and assesses the impact on its business and especially on its crew and customers.

Fiscal year ended on December 31, 2022

Impacts of the COVID-19 pandemic

During the 2022 year, Azul's capital structure was strongly affected by Covid-19 and its impacts, such as the devaluation of the real currency and the significant impact on our cash flow without a corresponding government support, unlike several airlines around the world. Additional macro volatility and capital market

uncertainties also negatively impacted, in response to which we developed and began implementing a comprehensive and permanent plan, designed to improve Azul's cash generation and strengthen our capital structure, involving our key stakeholders including lessors and manufacturers.

Fuel price and exchange variation

Our results are impacted by fuel price and exchange variation. To mitigate our exposure to these variables, we use short-term protection mechanisms including entering into instruments of commitment to purchase fuel at fixed prices and entering into financial instruments, such as derivative financial contracts, in order to transfer part of our future exposure to our counterparties.

The Company's Management carefully monitors developments related to COVID-19 pandemic and its variants and assesses the impact on its business and especially on the Company's crew and customers.

b. Relevant variations in revenue attributable to the introduction of new products and services, changes in volumes and prices, exchange, and inflation variations

Our revenue is mainly impacted by the demand for airline tickets. Our ticket prices are adjusted daily based on the number of seats available on each flight, historical trends and demand estimates. We understand that more than half of our passengers travel for business and, therefore, have less sensitivity to price variations when compared to passengers who travel for leisure. The growth of our revenues is also related to macroeconomic factors such as GDP growth and an increase in *per capita* income.

In 2024, operating revenue increased 5.2% when compared to 2023, to a record BRL 19.5 billion, driven primarily by robust passenger revenue growth, supported by the strong revenue contribution from our business units.

c. Relevant impacts of inflation, price variation of major inputs and products, exchange and interest rates on the issuer's operating and financial results

Our financial situation and the result of our operations are impacted by factors such as: (i) the change in the petroleum price, (ii) the exchange rate, (iii) the Brazilian macroeconomic development; (iv) the unemployment rate; (v) the availability of credit; (vi) the basic interest level; and (vi) the population's income level.

In 2024, the average price of petroleum (WTI) and the average exchange rate increased by 21.7% and 7.3% respectively compared to 2023. In the fiscal years ending December 31, 2024, 2023 and 2022, aviation fuel represented 34.6%, 34.9% and 45.2%, respectively, of our operating cost.

We enter into short-term derivative contracts to hedge against foreign exchange exposure related to the working capital and finance lease of our aircraft. Inflation has also produced, and may continue to produce, effects on our financial situation and results of operations.

The Central Bank determines the basic interest rate to control inflation. Variations in the interest rate mainly affect our long-term obligations subject to variable interest rates, including our current and non-current loans and financing. In addition, interest rates also affect our financial results since we have investments indexed by the CDI rate. The Central Bank has changed the key interest rate several times in recent years to keep inflation within growth targets.

The table below presents data related to real GDP growth, inflation and interest rates in Brazil, the Brazilian real/US dollar exchange rate and unrefined oil prices in the periods indicated.

Year ended December 31	**2024**	**2023**	**2022**
Actual GDP growth/(retraction)	3.4%	2.9%	3.0%
Inflation IGP-M(1)	6.5%	(3.2%)	5.5%
Inflation IPCA(2)	4.8%	4.5%	5.8%
TJLP(3)	5.3%	6.6%	7.2%
CDI rate (average)(4)	10.9%	13.0%	12.4%
SOFR(5)	3.4%	5.5%	0.3%
Exchange rate - end of the period BRL per USD 1.00	6.19	4.90	5.22
Exchange rate - average BRL per USD 1.00(6)	5.39	5.00	5.16

Average devaluation BRL *vs.* USD	(7.3%)	3.4%	4.5%
West Texas Intermediate (WTI) Crude Oil Price - Average USD/barrel in the period	94.53	77.66	67.97
Unemployment rate(7)	6.6%	7.8%	9.3%

Source: Fundação Getúlio Vargas (FGV), Brazilian Institute of Geography and Statistics (IBGE), Central Bank, Bloomberg and Energy's information management.

(1) Inflation (IGP-M) is the general market price index measured by the FGV.

(2) Inflation (IPCA) is a national extended consumer price index measured by IBGE - Brazilian Geography and Statistics Institute.

(3) TJLP is the long-term interest rate (average of the monthly rates for the year).

(4) The CDI rate corresponds to the average *overnight* interest rates of the interbank market in Brazil (daily average per year).

(5) Average US dollar/SOFR – Secured Overnight Financing Rate for 3 months for 2024 and LIBOR – London Interbank Offered Rate for 2023 and 2022

(6) Average of the exchange rate on each business day of the year.

(7) Average unemployment rate as measured by IBGE.

The factors described above, however, may impact our results of operations, positively or negatively, as they directly affect the consumption power of our customers. Furthermore, credit availability and basic interest level may affect, positively or negatively, our financial expenses, as well as our short- and long-term investment ability. Increased inflation may affect the sale price of our services, as well as our financial expenses and revenues.

2.3. Officers' Comments on:

a. Changes in accounting practices that have resulted in significant effects on the information provided in fields 2.1 and 2.2.

There were no changes in any accounting practice in relation to the previous period that have significant effects on the Company's financial and equity conditions.

b. Changed opinions and caveats contained in the auditor's report.

The independent auditors' reports on the financial statements for the fiscal years ended as of December 31, 2024, 2023 and 2022 do not have modified opinions, reservations or emphasis.

2.4. The officers should comment on the material effects that the events below have caused or are likely to cause on the issuer's financial statements and results

a. Launch or divestiture of a field of business

In the fiscal year ended as of December 31, 2024 and in the current fiscal year, the Company did not launch or dispose of any business field.

b. Formation, acquisition or disposal of equity interest

In the fiscal year ending as of December 31, 2024 and in the current fiscal year, we did not form, acquire or dispose of any equity interest.

c. Unusual events or transactions

In the fiscal year ended as of December 31, 2024 and in the current fiscal year, the Company did not participate in or carry out any unusual events or operations that have affected or that the Company's officers understand may materially affect the Company's financial statements or results.

2.5. If the issuer disclosed during the last fiscal year or wishes to disclose in this form any non-accounting measures, such as EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) or EBIT (Earnings Before Interest and Taxes), the issuer must:

a. Inform the value of non-accounting measures

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) or LAJIDA [acronym in Portuguese] is a non-accounting measurement disclosed by the Company in accordance with CVM Resolution 156/22, of June 26, 2022. It is reconciled with our financial statements and corresponds to net profit or loss for the year, adjusted by interest expenses on loans and prepayment of receivables and credit card, interest income on financial investments, income tax and social contribution expenses, and depreciation and amortization costs and expenses.

In the year, EBITDA reached a historical record of BRL 6.0 billion. Adjusted EBITDA for non-recurring items reached BRL 6.1 billion, an increase of 16.4% compared to 2023, and an EBITDA margin of 31.1%, above estimates and market consensus. Our operating results were adjusted in 2024 for non-recurring items, totaling BRL 117.1 million, mainly due to fees related to our capital optimization plan and other accounting adjustments due to the final terms negotiated with lessors and manufacturers.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin are not measures recognized by accounting practices adopted in Brazil or by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB) and, therefore, do not represent cash flow for the periods presented and should not be considered as substitutes for net income (loss), as indicators of operating performance or as substitutes for cash flow as indicators of the Company's liquidity or basis for dividend distribution, as they exclude aircraft leasing costs and expenses and other rental expenses. It does not have a standard meaning and may not be comparable to similar title measures provided by other companies.

The non-accounting measurements EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analysis tools. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect our future cash outflows, or requirement for acquisitions of capital assets or contractual commitments; (ii) EBITDA and Adjusted EBITDA do not reflect the changes in, or need for cash for, our working capital requirements; (iii) EBITDA and Adjusted EBITDA do not reflect our significant interest expense, or the cash needs for the payment of interest and amortization of our debts; (iv) depreciation and amortization expenses are excluded, and EBITDA and Adjusted EBITDA do not reflect the cash requirements for future asset replacements that are depreciated or amortized; and (v) EBITDA and Adjusted EBITDA are susceptible to different calculations by other companies in our industry, which limits their usefulness as a comparable measure. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for financial measures calculated in accordance with accounting practices adopted in Brazil and the IFRS. Below are the amounts of EBITDA, Adjusted EBITDA, and the Company's Adjusted EBITDA Margin for the fiscal years ended as of December 31, 2024, 2023 and 2022:

For the years ended in (BRL) **(In thousands of Reais)**	**2024**	**2023**	**2022**
EBITDA	(1.918.287)	4,079,213	4,991,093
Adjusted EBITDA	5,927,883	5,058,501	3,230,111
Adjusted EBITDA Margin (%)	30.4%	27.3%	20.3%

b. make reconciliation of reported values and the audited financial statement figures

For the years ended in (BRL) (In thousands of Reais)	2024	2023	2022
Reconciliation			
Net income (loss)	(9,151,371)	(2,380,456)	(722,367)
Interest expenses	4,857,821	4,120,587	3,878,232
Interest on financial investments	(149,916)	(104,667)	(259,220)
Current income tax and social contribution	723	0	0
Deferred income tax and social contribution	(39,526)	39,526	0
Depreciation and amortization	2,563,982	2,404,223	2,094,448
EBITDA	**(1,918,287)**	**4,079,213**	**4,991,093**
Impairment	(143,790)	(245,636)	(1,102,791)
Net monetary and exchange variations	7,890,179	(1,625,064)	(1,406,566)
Derivative financial instruments	(317,729)	238,458	(958,005)
Other financial expenses	389,593	1,488,184	915,550
Other financial revenue	(89,142)	(115,474)	(18,069)
Non-recurring events	117,059	1,238,820	808,899
Adjusted EBITDA (1)	**5,927,883**	**5,058,501**	**3,230,111**
Adjusted EBITDA Margin (%)	**30.4%**	**27.3%**	**20.3%**

(1) Adjusted EBITDA included adjustments of non-recurring items related mainly to (i) the capital optimization plan and other accounting adjustments due to the final terms negotiated with lessors and OEMs totaling BRL 117.1 million in 2024; (ii) the permanent restructuring plan, including fleet adjustments and expenses with consultants, totaling BRL 363.2 million in 2023; and (iii) the reversal of aircraft impairment and other items related to the fleet, totaling BRL 567.0 million in 2022.

c. explain why such measures are reportedly more suitable for a better understanding of the issuer's financial condition and result of operations

We use EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin as management (non-accounting) indicators, as we believe they are practical measures to measure our operating performance, thus making the comparability of our current structure over the years easier. They correspond to financial indicators used to evaluate the result of a company without the influence of its capital structure, tax effects, interest rate fluctuations and other impacts without direct reflection on our cash flow. Consequently, we believe that EBITDA and Adjusted EBITDA allow a better understanding not only of our financial performance, but also of our ability to meet our passive obligations and obtain resources for our activities.

In addition, we use EBITDA and Adjusted EBITDA as a parameter to calculate our indebtedness ratio both in contracts with financial institutions and in reports issued to our shareholders to measure indebtedness levels. We believe that EBITDA is additional information to our financial statements, but it is not an accounting measure in accordance with accounting practices adopted in Brazil and IFRS and should not be used as a basis for dividend distribution or as a substitute for net income and operating cash flow, as an indicator of operating performance, nor as a liquidity indicator. It is important to note that EBITDA and Adjusted EBITDA have limitations that impair their use as a measure of our profitability, as they do not consider certain costs arising from business, which could significantly affect our profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

2.6. Identify and comment on any events subsequent to the most recent fiscal year-end financial statements that materially alter them

The Company's consolidated financial statements for the fiscal year ended as of December 31, 2024 were authorized by the Company's Board of Directors and issued on February 24, 2025 and will be submitted to the Company's shareholders at the Company's 2025 Annual and Extraordinary General Meeting.

The following subsequent events were verified:

- **Non-binding Memorandum of Understanding**

On January 15, 2025, the Company signed a non-binding memorandum of understanding ("MoU") with Abra Group Limited ("Abra") aligning the terms and conditions for the potential business combination between Azul and Gol Linhas Aéreas Inteligentes S.A. ("Gol").

The MoU describes the understandings about the governance of the entity resulting from the transaction and reinforces the interest in continuing negotiations in relation to the share exchange proposal and other conditions. If the transaction is implemented, Azul and GOL will keep their operating certificates segregated under a single resulting listed entity.

The closing of the transaction is subject to the agreement between Abra and Azul regarding the economic terms of the transaction, the satisfactory conclusion of the due diligence, the execution of definitive agreements, the obtaining of corporate and regulatory approvals (including from the Brazilian antitrust authority), the fulfillment of the usual closing conditions, the consummation of Gol's reorganization plan within the scope of the judicial reorganization and the receipt, by Abra, of the corresponding due consideration.

- **Restructuring**

On January 28, 2025, the Company completed the restructuring of its obligations to substantially all debt security holders, lessors and manufacturers, and the settlement of the offering of the Superpriority Notes ("Superpriority Notes"), issued by the subsidiary *Azul Secured*, together with its exchange offers.

The comprehensive restructuring and recapitalization included a structured financing plan focused on improving liquidity and cash generation and reducing leverage, extinguishing approximately USD 1.6 billion in debt, and raising additional capital in the amount of USD 525 million, as described below:

- **Restructuring with aircraft lessors, manufacturers and other suppliers**

The restructuring with lessors and manufacturers includes:

- ✓ Elimination of share issuance obligations owed to lessors and manufacturers, totaling approximately USD 557 million, in exchange for 94 million new preferred shares in a single issue to be completed in the first quarter of 2025;
- ✓ Termination of USD 243.6 million aggregate principal amount of existing notes held by certain lessors and manufacturers ("Lessors' and Manufacturers' 2030 Notes") in exchange for other commercial agreements;
- ✓ Exchange of the remainder of the Lessors' and Manufacturers' 2030 Notes for new unsecured notes due 2032 and an option to incorporate the interest into the principal ("PIK"); and
- ✓ Definitive and binding agreements with lessors, manufacturers and other suppliers, with additional cash flow improvements of more than USD 300 million in the years 2025, 2026 and 2027.

In achieving these results, Azul was able to issue and access the entire resources of the Superpriority Notes, including the additional USD 100 million that depended on the fulfillment of conditions.

- **Restructuring and recapitalization of bondholders**

- *Superpriority Notes*

The Superpriority Notes were issued in a private offering to a group of holders of convertible debentures and debentures, as well as other holders of existing notes, in the principal amount of USD 525 million, with variable rate and maturity in 2030, guaranteed by the Company, ALAB and substantially all subsidiaries.

The Superpriority Notes are guaranteed on a "superpriority" basis by a package of shared guarantees, with priority of payment in relation to the New Exchange Notes and certain other debts and obligations of the

Company, according to priorities established in the Intercreditor Agreement.

o *New Exchange Notes*

In exchange for the existing notes subject to the Exchange Offer ("Existing Notes"), the subsidiary *Azul Secured* issued "New Notes" with the following conditions:

(i) USD 1,048,839 in principal amount of the Senior Secured Notes on a First Lien Basis maturing in 2028 ("New 2028 Notes") and yielding 11.9%;

(ii) USD 238,015 in principal amount of the Senior Secured Notes on a Second Lien Basis due 2029 ("New 2029 Notes") and yield 11.5%; and

(iii) USD 546,620 in principal amount of the Senior Secured Notes on a Second Lien Basis maturing in 2030 and yielding 10.9% ("New 2030 Notes").

The New 2028 Notes are secured on a first priority basis following payments of the Superpriority Notes but prior to payments of the New 2029 Notes and the New 2030 Notes, in addition to other indebtedness and other obligations as priorities set forth in an intercreditor agreement.

In addition, the Company has entered into supplemental deeds to amend the terms of the Existing Notes pursuant to its request for consents to substantially eliminate all restrictive covenants, events of default and related provisions in the Existing Notes and to release the security securing the Existing Notes.

The restructuring and recapitalization with the bondholders included:

- ✓ Initial funding: USD 150 million raised in October 2024 and settled in January 2025;
- ✓ 2030 Superpriority Notes: principal amount of USD 525 million with interest that can be incorporated into the principal or paid in cash, at Azul's choice; and
- ✓ Conversion of the New 2029 and 2030 Notes ("New Exchange Notes"), in the amount of USD 784.6 million in preferred shares (including represented by ADRs), as follows:
  - ✓ 35.0% of the principal amount of the New Exchange Notes by April 30, 2025; and
  - ✓ 12.5% of the principal amount of the New Exchange Notes upon completion of a share offering raising net proceeds of at least USD 200 million.

The remaining 52.5% of the principal amount of the New Exchange Notes shall be exchanged by April 30, 2025 for new convertible notes bearing interest at a 4.0% rate in cash plus 6.0% PIK.

- **Approval of the share capital increase limit**

On February 4, 2025, the Board of Directors approved the increase in the Company's share capital, within the limit of the authorized share capital provided for in Article 6 of the Bylaws, through the private subscription of new preferred shares, in the amount of at least BRL 1,509,288.00 and at most BRL 6,132,393.00, with the issuance of at least 47,033,273, and at most 191,101,066 preferred shares, all of which are registered and without par value, at the issue price of BRL 32.0897878718 per preferred share, which was fixed without unjustified dilution for the Company's current shareholders, from negotiations between lessors, suppliers and the Company, independent and unrelated parties, with different interests, taking into account, among other aspects, the criteria provided for in items I and III of article 170, paragraph 1, of Law No. 6,404/1976 ("Capital Increase").

Preemptive rights shall be granted to shareholders holding common and preferred shares issued by the Company, pursuant to article 171 of Law No. 6,404/1976, according to the information contained in the Notice to Shareholders.

- **Approval of the share capital increase limit subject to the approval of the Bylaws**

On February 20, 2025, the Board of Directors approved, subject to the approval of the change in the authorized capital limit at the Extraordinary General Meeting ("EGM") of February 25, 2025, the Company's capital increase, within the authorized capital limit, as provided for in the new wording of article 6 of the Bylaws submitted to the EGM, through the private subscription of new common shares and preferred shares, to be issued in the currently existing proportion, in the amount of at least BRL 72,000.00 and at most BRL 3,370,259.00, with the issuance of at least 1,200,000 and at most 2,000,000 new common shares and 722,280 new preferred shares, all of which are registered and without par value, at the issue price of BRL 0.06 for the New Common Shares and BRL 4.50 for the New Preferred Shares. The difference between the issue price of the New Common Shares and New Preferred Shares arises exclusively from the ratio of 1:75

corresponding to the economic benefit attributed by the Bylaws to the preferred shares. Therefore, all shareholders of the Company will subscribe for shares at the same economically equivalent price.

2.7. Allocation of income

	2024	2023	2022
a. Rules on retained income	Pursuant to Law No. 6,404, of December 15, 1976, as amended, or the Corporations Law, the shareholders meeting at the General Meeting may, at the proposal of the management bodies, resolve to retain a portion of the net income for the year provided for in the capital budget previously approved by the General Meeting. In addition, the Corporations Law, as well as our Bylaws, they both establish that part of our profit will be reverted to the creation of the following reserves: (i) legal reserve, through the allocation of 5% of the adjusted net income of the respective year, provided that it does not exceed 20% of the share capital; and (ii) contingency reserves.	Pursuant to Law No. 6,404, of December 15, 1976, as amended, or the Corporations Law, the shareholders meeting at the General Meeting may, at the proposal of the management bodies, resolve to retain a portion of the net income for the year provided for in the capital budget previously approved by the General Meeting. In addition, the Corporations Law, as well as our Bylaws, they both establish that part of our profit will be reverted to the creation of the following reserves: (i) legal reserve, through the allocation of 5% of the adjusted net income of the respective year, provided that it does not exceed 20% of the share capital; and (ii) contingency reserves.	Pursuant to Law No. 6,404, of December 15, 1976, as amended, or the Corporations Law, the shareholders meeting at the General Meeting may, at the proposal of the management bodies, resolve to retain a portion of the net income for the year provided for in the capital budget previously approved by the General Meeting. In addition, the Corporations Law, as well as our Bylaws, they both establish that part of our profit will be reverted to the creation of the following reserves: (i) legal reserve, through the allocation of 5% of the adjusted net income of the respective year, provided that it does not exceed 20% of the share capital; and (ii) contingency reserves.
a.i. Amounts of the withheld income	There was no withholding of profit in this fiscal year, since during the fiscal year of 2024 a loss was calculated.	There was no withholding of profit in this fiscal year, since during the fiscal year of 2023 a loss was calculated.	There was no withholding of profit in this fiscal year, since during the fiscal year of 2022 a loss was calculated.
a.ii percentage in relation to total declared income	N/A, since there was no withholding of profit in this fiscal year.	N/A, since there was no withholding of profit in this fiscal year.	N/A, since there was no withholding of profit in this fiscal year.

b. Rules on dividend distributions	The minimum mandatory dividend established in the Company's Bylaws is 0.1% of the balance of net income for the fiscal year, adjusted in accordance with the Corporations Law. In addition, after complying with the legal provisions, the remaining balance of the net profit will be distributed among the shareholders, unless otherwise resolved by the General Meeting. There was no distribution of dividends related to the fiscal year of 2024, in view of the calculation of losses.	The minimum mandatory dividend established in the Company's Bylaws is 0.1% of the balance of net income for the fiscal year, adjusted in accordance with the Corporations Law. In addition, after complying with the legal provisions, the remaining balance of the net profit will be distributed among the shareholders, unless otherwise resolved by the General Meeting. There was no distribution of dividends related to the fiscal year of 2023, in view of the calculation of losses.	The minimum mandatory dividend established in the Company's Bylaws is 0.1% of the balance of net income for the fiscal year, adjusted in accordance with the Corporations Law. In addition, after complying with the legal provisions, the remaining balance of the net profit will be distributed among the shareholders, unless otherwise resolved by the General Meeting. There was no distribution of dividends related to the fiscal year of 2022, in view of the calculation of losses.
c. Periodicity for dividend distributions	The distribution of our dividends occurs annually when a profit is determined or there is a profit reserve. In accordance with our Bylaws, the Board of Directors may request the Executive Office to prepare balance sheets, subject to the applicable legal provisions, and approve the distribution of interim dividends based on the profits verified. At any time, the Board of Directors may also decide on the distribution of interim dividends, the account of accrued profits or profit reserves. When distributed, these dividends may be imputed to the minimum mandatory dividend.	The distribution of our dividends occurs annually when a profit is determined or there is a profit reserve. In accordance with our Bylaws, the Board of Directors may request the Executive Office to prepare balance sheets, subject to the applicable legal provisions, and approve the distribution of interim dividends based on the profits verified. At any time, the Board of Directors may also decide on the distribution of interim dividends, the account of accrued profits or profit reserves. When distributed, these dividends may be imputed to the minimum mandatory dividend.	The distribution of our dividends occurs annually when a profit is determined or there is a profit reserve. In accordance with our Bylaws, the Board of Directors may request the Executive Office to prepare balance sheets, subject to the applicable legal provisions, and approve the distribution of interim dividends based on the profits verified. At any time, the Board of Directors may also decide on the distribution of interim dividends, the account of accrued profits or profit reserves. When distributed, these dividends may be imputed to the minimum mandatory dividend.

d. Any dividend distribution restrictions imposed by law or special regulations applying to the issuer, or otherwise prescribed by contract or by administrative, judicial or arbitral decisions	We have no restrictions on the distribution of our dividends, as well as no restrictions imposed by contracts, judicial, administrative or arbitration decisions.	We have no restrictions on the distribution of our dividends, as well as no restrictions imposed by contracts, judicial, administrative or arbitration decisions.	We have no restrictions on the distribution of our dividends, as well as no restrictions imposed by contracts, judicial, administrative or arbitration decisions.
e. If the issuer has a formally approved policy for allocation of net income, inform the body responsible for approval, the date of approval, and, if the issuer discloses the policy, the locations on the worldwide web where the document may be consulted	We do not have a formally approved profit allocation policy.	We do not have a formally approved profit allocation policy.	We do not have a formally approved profit allocation policy.

2.8. The officers must describe the relevant items not evidenced in the issuer's financial statements, indicating:

a. the off-balance-sheet assets and liabilities directly or indirectly owned by the issuer, such as:

i. portfolios of receivables written off over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset, indicating respective liabilities.

The Company does not have

ii. agreements for future purchase and sale of products or services

The Company does not have any off-balance-sheet contracts for the future purchase and sale of products or services for the fiscal years ended as of December 31, 2024, 2023 and 2022, or in its explanatory notes.

iii. unfinished works agreements

The Company does not have any off-balance-sheet *unfinished construction contracts* for the fiscal years ended as of December 31, 2024, 2023 and 2022, or in its explanatory notes.

iv. future financing receipt contracts

The Company does not have any off-balance-sheet contracts for future receipts of financing for the fiscal years ended as of December 31, 2024, 2023 and 2022, or in its explanatory notes.

b. Other items not evidenced in the financial statements

The Company has no other off-balance-sheet items for the fiscal years ended as of December 31, 2024, 2023 and 2022, or in its explanatory notes.

2.9. For each off-balance-sheet item not stated in the financial statements in item 2.8 above, the officers should comment on:

a. How such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer's financial statements

Not applicable, considering that there are no items not evidenced in the Company's financial statements for the fiscal year ended as of December 31, 2024, 2023 and 2022.

b. Type and purpose of the transaction

Not applicable, considering that there are no items not evidenced in the Company's financial statements for the fiscal year ended as of December 31, 2024, 2023 and 2022.

c. Type and amount of obligations undertaken and rights generated in favor of issuer as a result of the transaction.

Not applicable, considering that there are no items not evidenced in the Company's financial statements for the fiscal year ended as of December 31, 2024, 2023 and 2022.

2.10. The officers should state and comment on the major points in the issuer's business plan, focusing specifically on the following topics

a. Investments, including:

i. quantitative and qualitative description of current and expected investments

The Company had firm orders for the acquisition of 110 aircraft, 94 directly from manufacturers and 16 from lessors on December 31, 2024; 127 aircraft, 96 directly from manufacturers and 31 with lessors on December 31, 2023 and; 125 aircraft, 93 directly from manufacturers and 32 with lessors on December 31, 2022.

The related financial disbursements brought to present value are shown below:

December 31	2024	2023	2022
Up to one year	0	916,053	2,025,240
Over one year	10,389,026	10,641,993	7,289,682
Over five years	10,064,128	4,889,906	4,650,961
Total	**20,453,154**	**16,447,952**	**13,965,883**

ii. sources of investment financing

Much of our indebtedness is composed of loan and financing agreements with financial institutions entered into by our controlled company Azul Linhas Aéreas, which aims to guarantee resources for our investments, whose objectives are basically the expansion of our fleet of aircraft and working capital to maintain our level of service with our customers. The choice of the type of financing depends mainly on the conditions offered by the lessors; banks; export credit agencies and development banks.

Our sources of financing for aircraft and other projects are contracted with development institutions such as BNDES, SACE, COFACE, FINEP or contracted directly with local and foreign banks. In addition, we may also choose to raise funds to finance our investments through issues of debentures and promissory notes in the market, financing agreements contracted with banks or use the company's cash for this purpose. As of December 31, 2024, 2023 and 2022, we had BRL 21,250.5 million, BRL 14,043.1 million and BRL 14,525.4 million, respectively, in aircraft debts.

iii. material divestments in progress and planned divestments

We have no material divestitures in progress or forecast to carry them out.

b. already disclosed acquisitions of plants, equipment, patents or other assets that may materially influence our production capacity.

No plants, equipment, patents or other assets that may materially influence production capacity were acquired.

c. New products and services, indicating:

i. Description of research in progress and already disclosed;

Not applicable, given that there is no research in progress and already disclosed.

ii. Total expenditures by the issuer in research activities to develop new products or services;

Not applicable.

iii. Projects under development already disclosed; and

Not applicable, given that there are no projects under development and already disclosed.

iv. Total expenditures by the issuer in development activities for new products or services.

Not applicable, given that there is no research of new products and services.

d. Opportunities included in the issuer's business plan related to ESG issues:

Carbon emissions are a constant concern for our industry. In May 2021, we announced our commitment to significantly reduce carbon emissions by 2045. To achieve this goal, we are implementing some initiatives focused on eco-efficient operation through the most recent and most fuel-efficient fleet in the country, aligned with robust social responsibility initiatives and a fleet transformation plan. This long-term goal demonstrates our alignment with the Paris Agreement, and reinforces our goal to drive measurable and climate action of impact.

New aircraft models and effective operational processes contribute to the decrease in fuel consumption per passenger. We understand that our fleet transformation plan, which consists of replacing older generation aircraft with more fuel-efficient new generation aircraft, in addition to being the main driver of our positive operating results in the coming years, is also the main source of reduced fuel consumption per passenger. In parallel, we work on other initiatives to reduce our fuel consumption, including route optimization and operational improvements. For more information about our environmental and sustainability practices, see Item 1.6 of this Reference Form.

2.11. Comment on other factors that could have a material impact on operating results but not identified or addressed elsewhere in this section

Aircraft lessors and manufacturers

Azul has developed a comprehensive and permanent plan, designed to improve Azul's cash generation and strengthen its capital structure, involving key stakeholders including lessors and original equipment manufacturers. During the second half of 2024, we negotiated the restructuring of substantially all of our obligations to certain lessors and aircraft manufacturers, including the elimination of share issuance obligations owed to lessors and aircraft manufacturers totaling approximately USD 557 million, in exchange for the issuance of approximately 96 million preferred shares in April 2025, the cancellation of certain Lessors' and Manufacturers' 2030 Notes in exchange for other commercial agreements, and the exchange of the remainder of the Lessors' and Manufacturers' 2030 Notes for new unsecured notes due 2032 and an option to incorporate the interest into principal ("PIK").

In addition to the negotiations with the lessors, we negotiated the Restructuring Operations, which were completed on January 28, 2025, with certain transactions having been implemented in the first half of 2025. The Restructuring Operations include, in addition to the negotiations with the aforementioned lessors and original equipment manufacturers, Issuance of the 2030 Superpriority notes in the principal amount of USD 525 million; restructuring and recapitalization transactions entered into with the holders of existing debt securities and convertible debentures, which were implemented through the conversion of the new 2029 and 2030 debentures in the amount of USD 784.6 million in preferred shares (including represented by ADRs), (i) 35.0% of the principal amount of the New Exchange Notes by April 30, 2025; (ii) 12.5% of the principal amount of the New Exchange Notes upon completion of a share offering raising net proceeds of at least USD 200 million; and (iii) the remaining 52.5% of the principal amount of the New Exchange Notes shall be exchanged by April 30, 2025 for new convertible notes bearing interest at a rate of 4.0% in cash plus 6.0% PIK.

The speed of implementation, the friendly nature and the favorable outcome of this plan clearly demonstrate Azul's ability to execute and the vote of confidence given to our company by the market and our shareholders. We remain committed to increasing shareholder value, pursuing new revenue opportunities, and optimizing our cost structure.

Banks and others

The Company is focused on strengthening its liquidity. To this end, it negotiated more favorable payment terms with banks and suppliers. In addition, the Company is confident that it will be able to roll over payments close to maturity, did not make relevant debt amortizations in 2024 and continues to negotiate focused on maintaining cash in 2025.

ANNEX II

INFORMATION ON CANDIDATES FOR MEMBERS OF THE BOARD OF DIRECTORS

(pursuant to items 7.3 to 7.6 of the Reference Form)

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7.3 — Composition and professional experience of the management and Fiscal Council

a. Name:	David Gary Neeleman	**b. Date of Birth:**	10/16/1959
c. Occupation:	Businessman	**d. CPF/MF or Passport:**	744.573.731-68
e. Elected position held:	Chairman of the Board of Directors	**f. Date Elected:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	2 years
i. Elected by the controlling shareholder:	Yes	**j. If independent:**	No
k. Start date of the first term of office:	02/21/2008	**l. Other positions and offices held at the issuer or group entities:**	Member of the Company's Compensation Committee
m. Other positions and offices held in companies controlled by shareholders >5%: N/A			
n. Main professional experiences:			
Mr. David Gary Neeleman, a Brazilian and American citizen, is the Chairman of the Board of Directors of Azul and has served as Chief Executive Officer since he founded Azul, in January 2008, until July 2017. Prior to the founding of Azul, Mr. David founded JetBlue Airways, where he held the position of Chief Executive Officer from 1998 to 2007, and the position of Chairman of the Board of Directors from 2002 to 2008. Mr. David's career in the airline industry began in 1984 when he co-founded Morris Air. As President of Morris Air, he implemented the first electronic ticketing and remote booking system, being the foundation of JetBlue Airways' call center system. Mr. David sold Morris Air and took the electronic ticketing system with him to Open Skies Incorporated. He subsequently sold Open Skies Inc. to Hewlett Packard in 1999. Mr. David was also the co-founder of WestJet Airlines and was a member of its board from 1996 to 1999. Currently, Mr. David also serves as CEO and Chairman of the Board of Directors of Breeze AirwaysTM, as well as a member of the board of directors of Azorra Aviation LLC., as announced on July 2, 2022, and as a member of the board of directors of Lilium N.V., since September 2021.			
o. Description of events/statement:			
In the last five years, there has been no: (i) criminal prosecution; (ii) conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, with no penalty; or (iii) final and unappealable conviction in judicial proceedings or final administrative decision that may suspend or disqualify the exercise of any professional or commercial activity.			

a. Name:	Sérgio Eraldo de Salles Pinto	**b. Date of Birth:**	09/24/1964
c. Occupation:	Engineer and Economist	**d. CPF/MF or Passport:**	317.309.901-00
e. Elected position held:	Independent Member of the Board of Directors (Effective)	**f. Date Elected:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	2 years
i. Elected by the controlling shareholder:	Yes	**j. If independent:**	Yes
k. Start date of the first term of office:	03/10/2008	**l. Other positions and offices held at the issuer or group entities:**	Member of the Compensation Committee and Member and Coordinator of the Company's Audit Committee.
m. Other positions and offices held in companies controlled by shareholders >5%: N/A			
n. Main professional experiences:			
Mr. Sérgio Eraldo de Salles Pinto is the Vice-Chairman of Company's Board of Directors, having been elected as an independent member since March 10, 2008. Mr. Sergio is the Chairman of Grupo Bozano and currently also serves as an external member of the Audit, Risk and Ethics Committee of Embraer, member of Investment Committees of Crescera Capital, CEO of Legend Capital and representative member of the Shareholders Committee of Conglomerado Alfa. In addition to the positions currently held, he served as a member of the board of directors of large companies, such as Netpoints, Embraer, Votorantim S.A. and Votorantim Finanças S.A., having also served as officer of Banco Bozano, Simonsen S.A., and as Chairman of Bozano Simonsen Securities in London. Mr. Sergio holds a degree in Economics and Electrical Engineering from the Universidade de Brasília and a master degree in Economics from Fundação Getúlio Vargas - Rio de Janeiro, and a master degree in Business Administration from the Pontifícia Universidade Católica - Rio de Janeiro.			

o. Description of events/statement:
In the last five years, there has been no: (i) criminal prosecution; (ii) conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, with no penalty; or (iii) final and unappealable conviction in judicial proceedings or final administrative decision that may suspend or disqualify the exercise of any professional or commercial activity.

a. Name:	Gilberto de Almeida Peralta	**b. Date of Birth:**	05/03/1957
c. Occupation:	Engineer	**d. CPF/MF or Passport:**	446.658.817-65
e. Elected position held:	Independent Member of the Board of Directors (Effective)	**f. Date Elected:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	2 years
i. Elected by the controlling shareholder:	Yes	**j. If independent:**	Yes
k. Start date of the first term of office:	10/30/2018	**l. Other positions and offices held at the issuer or group entities:**	Member of the Audit Committee
m. Other positions and offices held in companies controlled by shareholders >5%: N/A			
n. Main professional experiences:			
Mr. Gilberto de Almeida Peralta has been an independent member of the Company's Board of Directors since August 24, 2018. With more than 40 years of experience in the aviation sector, Mr. Peralta has held led positions at General Electric-GE global conglomerate, including the positions of Chief Executive Officer of GE Brasil, General Manager of GE Capital Aviation Services in Latin America and Caribbean, having also held the position of Vice President at GE Aviation in France, where he led the Airbus aircraft area. Mr. Peralta holds a bachelor's degree in Civil and Mechanical Engineering from the Universidade Católica de Petrópolis, and currently also serves as Chairman of Helibras - Helicópteros do Brasil S.A., an Airbus Group subsidiary, as well as an independent director of Ascensus Group.			

o. Description of events/statement: In the last five years, there has been no: (i) criminal prosecution; (ii) conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, with no penalty; or (iii) final and unappealable conviction in judicial proceedings or final administrative decision that may suspend or disqualify the exercise of any professional or commercial activity.

a. Name:	Daniella Marques Consentino	**b. Date of Birth:**	10/16/1979
c. Occupation:	Administrator	**d. CPF/MF or Passport:**	085.503.657-50
e. Elected position held:	Independent Member of the Board of Directors (Effective)	**f. Date Elected:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	2 years
i. Elected by the controlling shareholder:	Yes	**j. If independent:**	Yes
k. Start date of the first term of office:	10/04/2023	**l. Other positions and offices held at the issuer or group entities:**	N/A
m. Other positions and offices held in companies controlled by shareholders >5%: N/A			
n. Main professional experiences:			
Mrs. Daniella Marques Consentino has been an independent member of the Company's Board of Directors since October 2023. Mrs. Marques has more than 17 years of experience in the financial market and in asset management area, is a Partner at Gaya Advisors, and also serves as an independent member of the Strategy and Sustainability Committee of Cosan S.A., in addition to offering support in the development and implementation of projects to accelerate the green agenda and its interfaces in the tax and carbon areas. Mrs. Marques is also a member of the Strategic Board of Legend Capital and Astra Payments, and chairs the Board of the Instituto Tikva, a United Nations affiliate for sheltering vulnerable women, as well as acting as a mentor and speaker on topics focused on inclusion and financial promotion of women. Mrs. Marques held the position of President of 14/15 Caixa Econômica Federal, the largest bank in terms of assets in Brazil - exceeding 1 trillion Reais, with around 90 thousand employees. She worked directly in structuring and conducting female entrepreneurship and financial guidance programs for women through the "Caixa pra Elas" and "Brasil pra Elas"			

programs, reaching more than 30 million women. Mrs. Marques was also a founding partner and COO of Crescera Capital, and headed the Special Advisory for Strategic Affairs of the Brazilian Ministry of Economy, working on highly relevant projects, such as the Brazilian Pension Reform, the Sanitation framework and coping measures of COVID-19. She was the Special Secretary for Productivity and Competitiveness, leading the resumption of the Crédito Brasil Empreendedor program, the reduction of the Brazilian tax "IPI" and the Investment Monitor. She was President of the Board of Directors of Elo Serviços S.A. – Elo Cartões and the Brazilian Agency for Industrial Development - ABDI, as well as a member of the Board of Directors of CNP Seguros Holding Brasil S.A., among other leadership positions. Mrs. Marques has a degree in Business Administration from the Pontifical Catholic University of Rio de Janeiro - PUC/RJ, and an MBA in Finance from IBMEC.
o. Description of events/statement: In the last five years, there has been no: (i) criminal prosecution; (ii) conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, with no penalty; or (iii) final and unappealable conviction in judicial proceedings or final administrative decision that may suspend or disqualify the exercise of any professional or commercial activity.

a. Name:	Renata Faber Rocha Ribeiro	**b. Date of Birth:**	01/06/1980
c. Occupation:	Administrator	**d. CPF/MF or Passport:**	215.671.488-67
e. Elected position held:	Independent Member of the Board of Directors (Effective)	**f. Date Elected:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	2 years
i. Elected by the controlling shareholder:	Yes	**j. If independent:**	Yes
k. Start date of the first term of office:	12/09/2022	**l. Other positions and offices held at the issuer or group entities:**	Member of the Company's Audit Committee
m. Other positions and offices held in companies controlled by shareholders >5%: N/A			

n. Main professional experiences:
Mrs. Renata Faber Rocha Ribeiro has been an independent member of the Company's Board of Directors since December 29, 2022. She holds a degree in Business Administration from Fundação Getúlio Vargas - FGV, and worked at BTG Pactual Group since August 2020, where she holds the position of ESG Director for Exame magazine. Prior to that, Mrs. Ribeiro accumulated over 15 years of experience in Equity Research at Itaú BBA, in the transportation, logistics and capital goods sectors, being recognized by Institutional Investor magazine's ranking as one of the best analysts in Latin America in these sectors, between 2005 and 2017. Mrs. Ribeiro also studied Leadership in Sustainability and Corporate Responsibility at London Business School, and has been active in several 217 partnerships and projects aimed at advancing the sustainability agenda. She also has been an independent member of our Audit Committee since December 8, 2022.
o. Description of events/statement: In the last five years, there has been no: (i) criminal prosecution; (ii) conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, with no penalty; or (iii) final and unappealable conviction in judicial proceedings or final administrative decision that may suspend or disqualify the exercise of any professional or commercial activity.

a. Name:	Patrick Wayne Quayle	**b. Date of Birth:**	11/22/1978
c. Occupation:	Political Scientist	**d. CPF/MF or Passport:**	716.915.501-08
e. Elected position held:	Independent Member of the Board of Directors (Effective)	**f. Date Elected:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	2 years
i. Elected by the controlling shareholder:	No	**j. If independent:**	Yes
k. Start date of the first term of office:	04/29/2021	**l. Other positions and offices held at the issuer or group entities:**	N/A

m. Other positions and offices held in companies controlled by shareholders >5%: N/A
n. Main professional experiences:
Mr. Patrick Wayne Quayle has been an independent member of the Company's Board of Directors since April 29, 2021. Mr. Quayle has more than 15 years of experience across positions at United, American, and Continental Airlines. Mr. Quayle is currently Senior Vice President, Global Network Planning and Alliances at United Airlines, where he is responsible for the company's nearly $50 billlion route portfolio, global alliance partnerships, and enterprise fleet strategy. He has led the launch of more than 80 new international routes and has been instrumental in the order of more than 600 new aircraft at United Airlines. Mr. Quayle received his Bachelor of Arts from Rice University, his MBA from the University of Bath, and was named to Crain's Chicago Business 40 Under 40.
o. Description of events/statement: In the last five years, there has been no: (i) criminal prosecution; (ii) conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, with no penalty; or (iii) final and unappealable conviction in judicial proceedings or final administrative decision that may suspend or disqualify the exercise of any professional or commercial activity.

a. Name:	Renan Chieppe	**b. Date of Birth:**	04/06/1962
c. Occupation:	Businessman	**d. CPF/MF or Passport:**	674.438.187-34
e. Elected position held:	Independent Member of the Board of Directors (Effective)	**f. Date Elected:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	2 years
i. Elected by the controlling shareholder:	Yes	**j. If independent:**	Yes

k. Start date of the first term of office:	08/15/2012	**l. Other positions and offices held at the issuer or group entities:**	Member of the ESG Committee
m. Other positions and offices held in companies controlled by shareholders >5%: N/A			
n. Main professional experiences:			
Mr. Renan Chieppe has been an independent member of the Company's Board of Directors since August 15, 2012. He serves as Vice-President of Grupo Águia Branca – Passenger Division, having held the position of Chief Executive Officer of Grupo Águia Branca until December 2022, for a term of 4 years. Mr. Chieppe is a member of the board of directors of VIX Logística S.A., and in addition to serving as President of the Federation of Transport Companies of the state of Espírito Santo (Federação das Empresas de Transportes do Espírito Santo) - Fetransportes, he also was the President of ABRATI (Brazilian Association of Land Passenger Transport Companies). Mr. Chieppe holds a degree in Business Administration from Faculdades Integradas Espírito-Santenses, with a specialization in Advanced Management from Fundação Dom Cabral.			
o. Description of events/statement: In the last five years, there has been no: (i) criminal prosecution; (ii) conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, with no penalty; or (iii) final and unappealable conviction in judicial proceedings or final administrative decision that may suspend or disqualify the exercise of any professional or commercial activity.			

a. Name:	James Jason Grant	**b. Date of Birth:**	03/09/1972
c. Occupation:	Administrator	**d. CPF/MF or Passport:**	544372630
e. Elected position held:	Independent Member of the Board of Directors	**f. Date Elected:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	Until the AGM of 2025
i. Elected by the controlling shareholder:	Yes	**j. If independent:**	Yes

k. Start date of the first term of office:	02/25/2025	**l. Other positions and offices held at the issuer or group entities:**	N/A
m. Other positions and offices held in companies controlled by shareholders >5%: N/A			
n. Main professional experiences:			
Mr. James Jason Grant has been an independent member of the Board of Directors since February 25, 2025 and has experience both as an investor and as a senior executive in industrial businesses, as well as founder and managing partner of Headhaul Capital Partners LLC, a private equity firm focused on investments in the transportation and logistics sectors. He also has significant operational experience, with a focus on finance and operational restructuring, which includes experience as CFO of Singer Vehicle Design and EVP, CFO and CCO of United Maritime Group LLC, an integrated dry bulk shipping and logistics business. He began his career in the aviation industry with Canadian Airlines International and American Airlines in finance roles and went on to play an integral role in the restructuring of Atlas Air, where he eventually became CFO. Mr. Grant received a BA in Business Administration from Wilfrid Laurier University and an MBA from Simon Fraser University in British Columbia, Canada.			
o. Description of events/statement: In the last five years, there has been no: (i) criminal prosecution; (ii) conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, with no penalty; or (iii) final and unappealable conviction in judicial proceedings or final administrative decision that may suspend or disqualify the exercise of any professional or commercial activity.			

a. Name:	Jonathan Seth Zinman	**b. Date of Birth:**	09/17/1980
c. Occupation:	Administrator	**d. CPF/MF or Passport:**	549890846
e. Elected position held:	Independent Member of the Board of Directors	**f. Date Elected:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	2 years

i. **Elected by the controlling shareholder:**	Yes	j. **If independent:**	Yes
k. **Start date of the first term of office:**	04/30/2025	l. **Other positions and offices held at the issuer or group entities:**	N/A
m. **Other positions and offices held in companies controlled by shareholders >5%:** N/A			
n. **Main professional experiences:**			
Mr. Jonathan Seth Zinman has a strong track record of leadership and delivery of creative, value-maximizing solutions as both a board member and investor. With over 17 years of industry experience, including as a senior investment analyst specializing in event-driven, process-intensive and post-reorganization situations, board member of companies challenged or emerging from various forms of distress, and as a restructuring attorney. He founded and currently manages JZ Advisors LLC and has accumulated many years as a managing director in large capital and asset management firms. Mr. Zinman holds a BA from Duke University and an MBA and JD from the University of Michigan.			
o. **Description of events/statement:** In the last five years, there has been no: (i) criminal prosecution; (ii) conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, with no penalty; or (iii) final and unappealable conviction in judicial proceedings or final administrative decision that may suspend or disqualify the exercise of any professional or commercial activity.			

7.4. — Committees composition

Provide the information mentioned in item 7.3 with regard to members of the bylaws committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are not established in the bylaws

Not applicable.

7.5. – Family Relationships

Inform the existence of marital relationships, domestic partnerships or family relationships until the second degree between: (a) managers of the issuer; (b) (i) managers of the issuer, and (ii) managers of the issuer's direct or indirect subsidiaries; (c) (i) managers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controlling shareholders of the issuer; and (d) (i) the issuer's managers and (ii) managers of the issuer's direct and indirect controlling companies

None.

7.6 - Subordination, service provision or control relationships

State subordination, service, or control relationships in the last three fiscal years between the managers of the issuer and: (a) **a company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds equity interest that is equal to or greater than ninety-nine percent (99%) of the share capital; (b) direct or indirect controlling shareholder of the issuer; and (c) any relevant supplier, customer, debtor, or creditor of the issuer, its controlled company or controlling shareholders, or controlled company of any of them.**

None.

<u>ANNEX III</u>

COMPENSATION OF MANAGERS

(According to Section 8 of the Reference Form, pursuant to article 13, II, of RCVM 81)

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8. Compensation of managers

8.1. Describe the compensation policy or practice of the board of directors, statutory and non-statutory officers, Fiscal Council, statutory committees, and audit, risk, financial, and compensation committees, addressing the following aspects:

a. objectives of the compensation policy or practice

At a meeting of the Company's Board of Officers, held on June 30, 2022, a policy was approved that includes the general guidelines on the forms of fixed and variable compensation of the Company ("Compensation Policy").

The purpose of the Compensation Policy is to define rules and procedures for the compensation of our managers in order to ensure attraction, retention, motivation and development in line with our strategic objectives. The definition of the total compensation of our executives is intended to promote salaries consistent with the company's position in the market and with the individual responsibilities required for each function aligned with our interests because it is based on criteria linked to our economic and financial performance.

The entire content of the Compensation Policy can be found on the Company's investor relations website (https://ri.voeazul.com.br/) or on the website of the Securities and Exchange Commission (www.cvm.gov.br), in the Compensation Policy category.

b. Practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the board of officers, indicating:

i. Issuer's bodies and committees that are part of the decision-making process, identifying the manner in which they participate

Our Board of Directors and Board of Officers will have the compensation fixed as defined at General Meetings of Shareholders, observing the voting rights of the holders of preferred shares, pursuant to Article 5, Paragraph Nine, item (viii) of the Bylaws. In addition, pursuant to Article 15, Paragraph Two of the Bylaws, it is incumbent upon the Board of Directors to establish the individual compensation of each member of the Board of Directors and the Board of Officers.

ii. Criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies

As previously mentioned, our Board of Directors will have the compensation fixed as defined at General Meetings of Shareholders and Board of Directors' meeting. The members of our board of directors receive compensation for their services through a fixed monthly amount or fixed amount for participation in a meeting.

The fixed compensation of our board of officers members is based on a salary table created to maintain the internal balance between the functions and with the subsidy of market information obtained by research carried out by specialized consultancies. The variable compensation of our officers is based on goals of profitability, customer satisfaction, crew member satisfaction, and operating performance contracted based on our Strategic Planning. We also have a Performance Management program, which provides subsidy for a correct evaluation of the contracted goals, as well as the individual evaluation of each executive.

Our statutory and non-statutory officers are entitled to compensation consisting of a fixed and variable component. The fixed monthly compensation paid to our managers is based on market practices and research prepared by an independent consultancy and consists of thirteen monthly payments per year. Such amounts are subject to annual adjustment. The variable component consists of bonuses, shares and restricted share options, as described below.

Short-term variable compensation is based on targets that, if achieved, entitle the officer to an annual bonus based on his or her individual performance. Goals are set at the beginning of the year based on our strategic plan. The main performance indicators considered for variable compensation purposes are operating margin, customer satisfaction, crew satisfaction and punctuality. For managers, half of the short-term variable compensation is based on our performance and the other half is based on individual performance. For officers, 80% of the short-term variable compensation is based on our performance and 20% is based on individual performance. On the other hand, our long-term variable compensation involves the grant of shares and restricted share options. In addition, our officers receive benefits in line with market practices, which include medical, dental and life insurance, meal vouchers and airfare on our flights.

In addition, some of our executives receive additional benefits, such as an aid package for school fees and

housing for our expatriate executives. In this package, ALAB guaranteed rent and other payments on three rental contracts for family housing in Brazil for certain non-statutory officers.

In addition, our directors and officers are entitled to free airline tickets for their immediate family members.

iii. Frequency and how the board of directors evaluates the adequacy of the issuer's compensation policy

The Company holds, on a quarterly basis, through the meetings of its Compensation Committee, evaluations and discussions regarding its compensation policy.

c. breakdown of the compensation, stating:

i. a description of the elements that form the compensation, including, in relation to each of them:

- ***Their goals and alignment to short, medium, and long-term interests of the issuer;***

Below is a description of the elements of compensation, the objectives of each one of them and their alignment in relation to the short, medium and long-term interests of the company, segregated by management body:

Board of Directors

The compensation of our Board of Directors is composed of a fixed monthly compensation. The fixed component aims to adequately compensate our directors for their contributions to the Board of Directors and to us, and compensation may be applied according to participation in meetings in order to compensate the members of the Board of Directors for their functions.

The members of our Board of Directors are entitled to the benefit of: granting airline tickets for stretches operated by the Company.

Additionally, as a long-term incentive, the Share Options and Restricted Share Plan establishes a specific mechanism for granting shares of the Company to the members of the Board of Directors.

Officers

The compensation of the members of our Board of Officers and Non-Statutory Officers is composed of:

- Monthly base salary, composed of thirteen monthly payments per year, aiming at direct compensation for the services provided, in line with market practices;

- Benefit package, which includes medical and dental assistance, meals, life insurance and granting of air tickets for stretches operated by the Company. It aims to offer an attractive package compatible with market practice;

- Variable Compensation, granted annually in the form of bonuses, and may also be paid through a Profit Sharing Program in accordance with Law No. 10,101, of December 19, 2000, as amended ("PLR"). It aims to direct the actions of executives to the fulfillment of our strategic objectives, aiming to serve the interests of investors, the community, customers and azul crew members; and

- Long-term incentive, granted through a share plan, restricted share plan and virtual share option plan, whose distribution is carried out according to the level of the position, key people of the Company and individual performance. It intends to establish a long-term commitment and vision of the executive with the Company, create a more lasting link with the performance and appreciation of the Company and strengthen the alignment of objectives between executives and investors of the Company.

Committees:

The chairmen of our statutory advisory committees to the Board of Directors are entitled to additional compensation for meetings carried out.

The members of the Board of Directors who participate in our committees are not entitled to additional compensation.

Currently, we have as advisory committees to the Board of Directors: the Statutory Audit Committee, the Compensation Committee, the ESG Committee and the Ethics and Conduct Committee.

Fiscal Council:

As indicated above, the compensation of the members of the Fiscal Council, installed at the request of the General Meeting, shall be composed of monthly compensation, which may not be less, for each acting member, than 10% of the fixed compensation that, on average, is attributed to each officer, pursuant to paragraph 3 of article 162 of the Corporations Law.

- ***Their proportion in the global compensation of the last 3 fiscal years;***

Our executives have compensation composed of fixed and variable elements, in the following proportions:

2024								
Body	**Amount / %**	**Fixed Compensation**			**Variable Compensation**			
		Salary	**Benefits**	**Others**	**Bonus**	**Meetings**	**Shares**	**Others**
Board of Directors	%	16.3%	1.5%	4.7%	0%	0%	77.5%	0%
Board of Officers	%	20.5%	3.2%	5.8%	26.4%	0%	44.1%	0%
Fiscal Council	%	76.8%	23.2%	0%	0%	0%	0%	0%

(*) The estimated value of the share-based compensation depends on several factors, including the price of the Company's share, its volatility, the interest rate, among others, and, therefore, is subject to fluctuations. In addition, the amount recognized in the expense does not necessarily constitute cash outflow, and may take up to five years to be acquired and up to 10 years to be settled depending on the program and the type of instrument.

2023								
Body	**Amount / %**	**Fixed Compensation**			**Variable Compensation**			
		Salary	**Benefits**	**Others**	**Bonus**	**Meetings**	**Shares**	**Others**
Board of Directors	%	14.2%	1.4%	3.9%	0.0%	0.0%	80.5%	0.0%
Board of Officers	%	14.6%	2.3%	4.1%	16.3%	0.0%	62.7%	0.0%
Fiscal Council	%	78.6%	21.4%	0.0%	0.0%	0.0%	0.0%	0.0%

(*) The estimated value of the share-based compensation depends on several factors, including the price of the Company's share, its volatility, the interest rate, among others, and, therefore, is subject to fluctuations. In addition, the amount recognized in the expense does not necessarily constitute cash outflow, and may take up to five years to be acquired and up to 10 years to be settled depending on the program and the type of instrument.

2022								
Body	**Amount / %**	**Fixed Compensation**			**Variable Compensation**			
		Salary	**Benefits**	**Others**	**Bonus**	**Meetings**	**Shares**	**Others**
Board of Directors	%	33.3%	3.3%	8.8%	0.0%	0.0%	87.4%	0.0%
Board of Officers	%	30.2%	4.8%	8.5%	46.3%	0.0%	34.6%	0.0%
Fiscal Council	%	-	-	-	-	-	-	-

(*) The estimated value of the share-based compensation depends on several factors, including the price of the Company's share, its volatility, the interest rate, among others, and, therefore, is subject to fluctuations. In addition, the amount recognized in the expense does not necessarily constitute cash outflow, and may take up to five years to be acquired and up to 10 years to be settled depending on the program and the type of instrument.

(**) The decrease in the estimated compensation in 2022 is due to the partial cancellations of the granting of *phantom shares* (see items 8.2 and 8.4 of this Reference Form), which resulted in the reversal of expenses accounted for in previous periods, with a compensatory effect on the 2023 compensation due to the granting of new share-based compensation plans and programs to replace the canceled *phantom share* plans.

- ***Calculation and adjustment methodology of each of the compensation elements:***

Fixed salaries and benefits are based on market values assessed through research conducted by specialized consulting firms. The monthly fixed compensation follows our policy and salary table, created based on the market research mentioned above, and at the discretion of our managers. The amounts are adjusted annually as a result of a collective agreement between the unions representing the company and the workers and according to the analysis of the wage movement of the market presented by the salary and benefit surveys.

The variable compensation (annual bonus) is calculated based on our performance management program that aims to recognize the achievement of goals with the payment of annual variable compensation on multiples of salaries of each executive.

In turn, long-term incentives are calculated based on our stock option plan, restricted stock plan, and virtual stock option plan, as described in item 8.4 of this Reference Form.

- ***The main performance indicators taken into account, including, if applicable, ESG-related indicators;***

The definition of the total compensation of our executives is intended to promote salaries consistent with the company's position in the market and with the individual responsibilities required for each function. To determine the fixed portion of the compensation, salary surveys conducted by specialized consultancies and indicators of responsibility and complexity of each position are considered. In addition, each individual's professional qualification, level of performance and commitment add factors to this assessment. The variable compensation of our executives is defined based on individual and global performance indicators, linked to our strategic plan and performance program. To assess the overall result, financial and operational indicators such as EBITDA, operating margin, punctuality, customer and crew satisfaction surveys and ESG are used.

ii. Reasons that justify the composition of the compensation

The composition of the compensation is determined by the Compensation Policy, which considers the responsibilities of each position and has as a parameter the values practiced by the market for professionals who perform equivalent functions.

iii. Existence of members not compensated by the issuer and the reason for such fact

There is no payment of salary or pro-labore to four members representing shareholders entitled to a seat on the Board of Directors, who are entitled to benefits. Furthermore, additional compensation payments are made to these members of the Board of Directors who chair the Company's Committees.

d. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

Except for the payment related to rents of non-statutory officers made by ALAB, as mentioned in item 8.1.b(ii), there is no other compensation borne by direct or indirect subsidiaries, controlled or controlling companies for the exercise of positions in the Company.

e. Existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of issuer's ownership control

With the consummation of the Company's IPO in April 2017, the Beneficiaries were entitled to share options, restricted shares and virtual options to purchase shares. For further information, refer to item 8.4 of this Reference Form.

8.2. As for the compensation of the board of directors, board of officers and fiscal council, recognized in the results of the latest three fiscal years and that envisaged for the current fiscal year:

	2025 - Forecast			
	Board of Directors	**Board of Officers**	**Fiscal Council**	**Total**
No. of members	**13.67**	**4.00**	**0.75**	**18.42**
No. of Compensated Members	**13.67**	**4.00**	**0.75**	**18.42**
Fixed annual compensation	**6,632,666**	**11,501,952**	**102,361**	**18,236,980**
Salary or Pro labore	5,200,000	7,998,518	81,361	13,279,879
Direct and indirect benefits	382,667	1,255,050	21,000	1,658,717
Compensation for participation in committees	1,050,000	**0**	**0**	1,050,000
Other (INSS)	**0**	2,248,384	**0**	2,248,384
Description of other fixed compensations	**0**	**0**	**0**	**0**
Variable Compensation	**0**	**7,746,890**	**0**	**7,746,890**
Bonus	**0**	7,746,890	**0**	7,746,890
Profit sharing	**0**	**0**	**0**	**0**
Compensation for attendance at meetings	**0**	**0**	**0**	**0**
Commissions	**0**	**0**	**0**	**0**
Other (INSS Bonus)	**0**	**0**	**0**	**0**
Post-employment	**0**	**0**	**0**	**0**
Termination of employment	**0**	**0**	**0**	**0**
Based on shares (including options)*	**41,082,556**	**67,980,830**	**0**	**109,063,386**
Notes	The amount of share-based compensation in this table is an accounting estimate based on the Black Scholes formula and does not represent the amount actually received during the year, but rather an estimated amount to be received over a period of up to ten years. In addition, the actual amount received will depend on the share price throughout this period, and may even be nil if the share price does not exceed the strike price. It is clarified that the total number of members was	The amount of share-based compensation in this table is an accounting estimate based on the Black Scholes formula and does not represent the amount actually received during the year, but rather an estimated amount to be received over a period of up to ten years. In addition, the actual amount received will depend on the share price throughout this period, and may even be nil if the share price does not exceed the strike price. It is clarified that the total number of members was	It is clarified that the total number of members was determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.	-

	determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.	determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.		
Total Compensation	47,715,222	87,229,672	102,361	135,047,256

	2024			
	Board of Directors	**Board of Officers**	**Fiscal Council**	**Total**
No. of members	**12.00**	**4.00**	**1.25**	**17.25**
No. of Compensated Members	**12.00**	**4.00**	**1.25**	**17.25**
Fixed annual compensation	**5,121,958**	**11,187,261**	**150,940**	**16,460,160**
Salary or Pro labore	3,708,958	7,772,301	115,940	11,597,200
Direct and indirect benefits	336,000	1,230,166	35,000	1,601,166
Compensation for participation in committees	1,077,000	-		1,077,000
Other (INSS)	-	2,184,794		2,184,794
Description of other fixed compensations	-	-		-
Variable Compensation	**-**	**10,030,939**	**-**	**10,030,939**
Bonus	-	10,030,939		10,030,939
Profit sharing	-	-		-
Compensation for attendance at meetings	-	-		-
Commissions	-	-		-
Other (INSS Bonus)	-	-		-
Post-employment	-	-		-
Termination of employment	-	-		-
Based on shares (including options)*	**17,594,483**	**16,709,832**		**34,304,315**
Notes	The amount of share-based compensation in this table is an accounting estimate based on the Black Scholes formula and does not represent the amount actually received during the year, but rather an estimated amount to be received over a period of up to ten years. In addition, the actual amount received will depend on the share price throughout this period, and may even be nil if the	The amount of share-based compensation in this table is an accounting estimate based on the Black Scholes formula and does not represent the amount actually received during the year, but rather an estimated amount to be received over a period of up to ten years. In addition, the actual amount received will depend on the share price throughout this period, and may even be nil if the	It is clarified that the total number of members was determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.	-

	share price does not exceed the strike price. Additionally, it is clarified that the total number of members was determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.	share price does not exceed the strike price. Additionally, it is clarified that the total number of members was determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.		
Total Compensation	22,716,441	37,928,033	150,940	60,795,414

	2023			
	Board of Directors	**Board of Officers**	**Fiscal Council**	**Total**
No. of members	**11.25**	**4.00**	**2.00**	**17.25**
No. of Compensated Members	**11.25**	**4.00**	**2.00**	**17.25**
Fixed annual compensation	**4,366,837**	**11,101,973**	**196,586**	**15,665,397**
Salary or Pro labore	3,172,837	7,710,992	154,587	11,038,415
Direct and indirect benefits	315,000	1,223,422	42,000	1,580,422
Compensation for participation in committees	879,001	-	-	879,001
Other (INSS)	-	2,167,560	-	2,167,560
Description of other fixed compensations	-	-	-	-
Variable Compensation	**-**	**8,649,079**	**-**	**8,649,079**
Bonus	-	8,649,079	-	8,649,079
Profit sharing	-	-	-	-
Compensation for attendance at meetings	-	-	-	-
Commissions	-	-	-	-
Other (INSS Bonus)	-	-	-	-
Post-employment	-	-	-	-
Termination of employment	-	-	-	-
Based on shares (including options)*	**18,026,092**	**33,236,076**	**-**	**51,262,168**
Notes	The amount of share-based compensation in this table is an accounting estimate based on the Black Scholes formula and does not represent the amount actually received during the year, but rather an estimated amount to be received over a period of up to ten years. In	The amount of share-based compensation in this table is an accounting estimate based on the Black Scholes formula and does not represent the amount actually received during the year, but rather an estimated amount to be received over a period of up to ten years. In	It is clarified that the total number of members was determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.	-

	addition, the actual amount received will depend on the share price throughout this period, and may even be nil if the share price does not exceed the strike price. Additionally, it is clarified that the total number of members was determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.	addition, the actual amount received will depend on the share price throughout this period, and may even be nil if the share price does not exceed the strike price. Additionally, it is clarified that the total number of members was determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.		
Total Compensation	**22,392,929**	**52,987,129**	**196,587**	**75,576,645**

	2022			
	Board of Directors	**Board of Officers**	**Fiscal Council**	**Total**
No. of members	**11.00**	**4.00**	**0.00**	**15.00**
No. of Compensated Members	**11.00**	**4.00**	**0.00**	**15.00**
Fixed annual compensation	**4,258,000**	**10,916,625**	**-**	**15,174,625**
Salary or Pro labore	3,125,000	7,577,753	-	10,702,753
Direct and indirect benefits	308,000	1,208,766	-	1,516,766
Compensation for participation in committees	825,000	-	-	825,000
Other (INSS)	-	2,130,106	-	2,130,106
Description of other fixed compensations	-	-	-	-
Variable Compensation	**-**	**11,603,168**	**-**	**11,603,168**
Bonus	-	11,603,168	-	11,603,168
Profit sharing	-	-	-	-
Compensation for attendance at meetings	-	-	-	-
Commissions	-	-	-	-
Other (INSS Bonus)	-	-	-	-
Post-employment	-	-	-	-
Termination of employment	-	-	-	-
Based on shares (including options)*	**8,205,406**	**8,675,005**	**-**	**469,600**
Notes	The amount of share-based compensation in this table is an	The amount of share-based compensation in this table is an	It is clarified that the total number of members was	-

	accounting estimate based on the Black Scholes formula and does not represent the amount actually received during the year, but rather an estimated amount to be received over a period of up to ten years. In addition, the actual amount received will depend on the share price throughout this period, and may even be nil if the share price does not exceed the strike price. Additionally, it is clarified that the total number of members was determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.	accounting estimate based on the Black Scholes formula and does not represent the amount actually received during the year, but rather an estimated amount to be received over a period of up to ten years. In addition, the actual amount received will depend on the share price throughout this period, and may even be nil if the share price does not exceed the strike price. Additionally, it is clarified that the total number of members was determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.	determined in accordance with the provisions of Circular Letter/Annual-2025-CVM/SEP.	
Total Compensation	**12,463,406**	**13,844,788**	**-**	**26,308,194**

8.3. In relation to the variable compensation of the last three fiscal years and that foreseen for the current fiscal year for the board of directors, the board of officers, and the fiscal council, draw up a chart with the following content

	2025			
	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	**13.67**	**4.00**	**0.75**	**18.42**
No. of Compensated Members	**0.00**	**4.00**	**0.00**	**4.00**
Bonus				
Minimum amount set forth in the compensation plan	-	4,303,828	-	4,303,828
Maximum amount set forth in the compensation plan	-	9,468,421	-	9,468,421
Amount estimated in the compensation plan if goals were achieved	-	8,607,656	-	8,607,656
Amount actually recognized in the fiscal year	-	7,746,890	-	7,746,890
Profit Sharing				**-**
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	-	-	-
Amount projected in the compensation plan	-	-	-	-
Amount actually recognized in the fiscal year	-	-	-	-

*Amounts in BRL

	2024			
	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	**12.00**	**4.00**	**1.25**	**17.25**
No. of Compensated Members	**0.00**	**4.00**	**0.00**	**4.00**
Bonus				
Minimum amount set forth in the compensation plan	-	4,274,692	-	4,274,692
Maximum amount set forth in the compensation plan	-	9,404,322	-	9,404,322
Amount estimated in the compensation plan if goals were achieved	-	8,549,384	-	8,549,384
Amount actually recognized in the fiscal year	-	10,030,939	-	10,030,939
Profit Sharing				**-**
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	-	-	-
Amount projected in the compensation plan	-	-	-	-
Amount actually recognized in the fiscal year	-	-	-	-

*Amounts in BRL

2023

	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	**11.25**	**4.00**	**2.00**	**17.25**
No. of Compensated Members	**0.00**	**4.00**	**0.00**	**4.00**
Bonus				
Minimum amount set forth in the compensation plan	-	4,256,693	-	4,256,693
Maximum amount set forth in the compensation plan	-	9,364,726	-	9,364,726
Amount estimated in the compensation plan if goals were achieved	-	8,513,387	-	8,513,387
Amount actually recognized in the fiscal year	-	8,649,079	-	8,649,079
Profit Sharing				
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	-	-	-
Amount projected in the compensation plan	-	-	-	-
Amount actually recognized in the fiscal year	-	-	-	-

*Amounts in BRL

	2022			
	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	**11.00**	**4.00**	**0.00**	**15.00**
No. of Compensated Members	**0.00**	**4.00**	**0.00**	**4.00**
Bonus				
Minimum amount set forth in the compensation plan	-	3,894,884	-	3,894,884
Maximum amount set forth in the compensation plan	-	8,568,744	-	8,568,744
Amount estimated in the compensation plan if goals were achieved	-	7,789,768	-	7,789,768
Amount actually recognized in the fiscal year	-	11,603,168	-	11,603,168
Profit Sharing				
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	-	-	-
Amount projected in the compensation plan	-	-	-	-
Amount actually recognized in the fiscal year	-	-	-	-

*Amounts in BRL

8.4. As for the Share-Based Compensation Plan for the board of directors and board of officers office, in effect since the last fiscal year and set forth for the current fiscal year, describe:

a. General terms and conditions

FIRST OPTION PLAN

Our first plan to grant a call option for preferred shares issued by us ("First Option Plan") was approved at the Extraordinary General Meeting held on December 11, 2009, as amended. In accordance with its provisions, our main administrators, managers and key employees, including any of our direct or indirect subsidiaries ("Beneficiaries"), are qualified to receive the options of the First Option Plan. The First Option Plan is managed by an internal compensation committee, created by our Board of Directors, which has the legitimacy to take all measures necessary for the management of the First Option Plan, including appointing the Beneficiaries ("Compensation Committee"). In addition, the Compensation Committee may establish, from time to time, stock option programs under the First Option Plan (each, a "Program").

The options of the First Option Plan granted shall entitle the Beneficiary to (i) subscribe for a certain number of our authorized and unissued preferred shares, or (ii) acquire a certain number of preferred shares, previously issued but reacquired by us and held in treasury.

The terms and conditions of the First Option Plan are regulated in share option agreements that we enter into with each Beneficiary ("Option Agreements"). Each Program established by the Compensation Committee contains (i) the indication of the Beneficiaries who will participate in the Program, as well as the number of shares subject to a call option; and (ii) the subscription or acquisition price of the shares subject to the call option and the conditions for their payment. The Compensation Committee may also, in each case, pursuant to the First Option Plan, accelerate the vesting period of the right to the options granted and modify the exercise period of the options set forth in the Plan, in whole or in part, at any time.

First Option Plan First Program
The First Option Plan First Program ("First Plan First Program"), approved by the Compensation Committee on December 11, 2009, contemplates the granting of 5,718,400 options. The strike price of each option in the First Plan First Program is BRL 3.42. It should be noted that of the total options contemplated by the First Plan First Program, only 5,032,800 options were effectively granted to the Beneficiaries, through Option Agreements.

First Option Plan Second Program
The First Option Plan Second Program ("First Plan Second Program"), approved by the Compensation Committee on March 24, 2011, includes the granting of 1,648,000 options. The strike price of each option in the First Plan Second Program is BRL 6.44. It should be noted that of the total options contemplated by the First Plan Second Program, only 1,572,000 options were effectively granted to the Beneficiaries, through Option Agreements.

First Option Plan Third Program
The First Option Plan Third Program ("First Option Third Program"), approved by the Compensation Committee on April 5, 2011, contemplates the granting of the 685,600 remaining options of the First Program. The strike price of each option in the First Option Third Program is BRL 6.44. It should be noted that of the total options contemplated by the First Plan Third Program, only 656,000 options were effectively granted to the Beneficiaries, through Option Agreements.

SECOND OPTION PLAN
Our second call option plan or subscription of preferred shares issued by us ("Second Option Plan") was approved at the Extraordinary General Meeting held on June 30, 2014. Pursuant to its provisions, the Beneficiaries are eligible to receive options under the Second Option Plan. The Second Option Plan is administered by the Compensation Committee, which may periodically establish stock option programs under the Second Option Plan.

The options granted under the Second Option Plan will entitle the Beneficiary to (i) subscribe to a certain number of our authorized but unissued preferred shares, or (ii) acquire a certain number of previously issued preferred shares that have been repurchased by us and are held in treasury.

The terms and conditions of the options of the Second Option Plan granted are regulated in Option Agreements to be entered into with each Beneficiary. The Compensation Committee is responsible for (i) the indication of the Beneficiaries who will participate in the Programs, as well as the number of shares subject to a call option; (ii) the subscription or acquisition price of the shares subject to the call option and the conditions for their payment; and (iii) any other provisions that do not contravene the terms and conditions set forth in the Second Option Plan. The Compensation Committee may also, in each case, under the terms

of the Second Option Plan, accelerate the vesting period of the right to the options granted and modify the exercise period of the options, in whole or in part, at any time.

On October 3, 2017, our shareholders meeting in an Extraordinary General Meeting, on the recommendation of our Compensation Committee, approved the amendment to our Second Option Plan to reflect the following changes: (i) change the definition of "Compensation Committee" to reflect the activities related to the organization, administration and preparation of our option plans; (ii) exclude references and definitions related to our initial public offering, as they are no longer applicable; (iii) reflect the competence of our Board of Directors to approve and amend the option plans, as well as to grant them; (iv) exclude the obligations of the Compensation Committee related to the delivery and execution of the restricted share plans; (v) for the purpose of reflecting the share split that occurred on February 23, 2017, increase the total share options that may be granted under the Second Option Plan from 3,738,364 to 7,476,728 shares; (vi) change the strike price of each share corresponding to the options granted under the Second Option Plan, in order to equalize with the option price traded at the lowest value in the stock market during the thirty (30) days prior to the granting of options approved by the Board of Directors; and (vii) change the maximum exercise period of the options to 10 years from the beginning of the applicable *vesting* period.

Second Option Plan First Program
The Second Option Plan First Program ("Second Plan First Program"), approved by the Compensation Committee on June 30, 2014, contemplates the granting of 2,169,122 options. The strike price of each option in the Second Plan First Program is BRL 19.15 per preferred share. It should be noted that all the options contemplated by the Second Plan First Program were effectively granted to the Beneficiaries, through Option Agreements.

Second Option Plan Second Program
The Second Option Plan Second Program ("Second Plan Second Program"), approved by the Compensation Committee on July 1, 2015, contemplates the granting of 627,810 options. The strike price of each option in the Second Plan Second Program is BRL 14.51 per preferred share. It should be noted that all the options contemplated by the Second Plan Second Program were effectively granted to the Beneficiaries, through Option Agreements.

Second Option Plan Third Program
The Second Option Plan Third Program ("Second Plan Third Program"), approved by the Compensation Committee on July 1, 2016, contemplates the granting of 820,250 options. The strike price of each option in the Second Plan Third Program is BRL 14.50 per preferred share. It should be noted that all the options contemplated by the Second Plan Third Program were effectively granted to the Beneficiaries, through Option Agreements.

Second Option Plan Fourth Program
The Second Option Plan Fourth Program ("Second Plan Fourth Program"), approved by the Compensation Committee on July 6, 2017, contemplates the granting of 680,467 options. The strike price of each option in Second Plan Fourth Program is BRL 22.57 per preferred share. It should be noted that all the options contemplated by Second Plan Fourth Program were effectively granted to the Beneficiaries, through Option Agreements.

Second Option Plan Fifth Program
The Second Option Plan Fifth Program ("Second Plan Fifth Program"), approved by the Compensation Committee on August 8, 2022, contemplates the granting of 1,774,418 options. The strike price of each option in Second Plan Fifth Program is BRL 11.07 per preferred share. It should be noted that all the options contemplated by Second Plan Fifth Program were effectively granted to the Beneficiaries, through Option Agreements.

Second Option Plan Sixth Program
The Second Option Plan Sixth Program ("Second Plan Sixth Program"), approved by the Compensation Committee on August 8, 2022, contemplates the granting of 1,514,999 options. The strike price of each option in Second Plan Sixth Program is BRL 11.07 per preferred share. It should be noted that all the options contemplated by Second Plan Sixth Program were effectively granted to the Beneficiaries, through Option Agreements.

THIRD OPTION PLAN
The Third Stock Option Plan ("Third Option Plan") was approved by our shareholders meeting at the Extraordinary General Meeting held on March 10, 2017. The Plan is directed to certain members of the Company's Board of Officers, including our Chairman of the Board of Directors and controlling shareholder, Mr. David Neeleman, and provides: (a) the granting of options that result in a maximum of 11,679,389 preferred shares; (b) a total vesting period of 5 years, and the selected participant acquires the right to annually exercise 20% of the options granted, until the total vesting is completed; (c) the exercise period is 15 days from each vesting.

The Plan also provides that the Board of Directors may approve different Programs, determining the strike price of the options for each of these programs. In each Program, the Board of Directors shall define the grants among the eligible members of the Company's Board of Officers, considering, among other factors, the achievement of certain goals to be established by the Board of Directors, with the assistance of the Compensation Committee and the interest in retaining the selected participant. In the case of Mr. David Neeleman, his grant of options is conditioned to the maintenance of a position in the Board of Officers or in the Board of Directors of the Company.

The Board of Directors will determine whether the Company will issue new shares or use treasury shares to settle the exercise of options.

Third Option Plan First Program
The Third Option Plan First Program ("Third Plan First Program"), approved by the Board of Directors on March 14, 2017, contemplates the granting of 9,343,510 options. The strike price of each option in the Third Plan First Program is BRL 11.85 per preferred share. All the options contemplated by the Third Plan First Program were granted.

FOURTH OPTION PLAN
The Fourth Stock Option Plan ("Fourth Option Plan") was approved by our shareholders meeting at the Extraordinary General Meeting held on September 09, 2022. The Plan is directed to certain members of the Company's Board of Officers, including our Chairman of the Board of Directors and controlling shareholder, Mr. David Neeleman, and provides: (a.i) the granting of options that result in a maximum of 13,800,000 preferred shares; (a.ii) a total vesting period of 3 years in the First Program, and the selected participant acquires the right to annually exercise 33.33% of the options granted, until the total vesting is completed; (a.iii) without exercise period and (b.i) a total vesting period of 1 year in the Second Program, and the selected participant acquires the right to exercise 100% of the options granted, until the total vesting is completed; (b.ii) no exercise period.

Fourth Option Plan First Program
The Fourth Option Plan First Program ("Fourth Plan First Program"), approved by the Board of Directors on August 19, 2022, contemplates the granting of 8,900,000 options. The strike price of each option in Fourth Plan First Program is BRL 11.07 per preferred share. All the options contemplated by Fourth Plan First Program were granted.

Fourth Option Plan Second Program
The Fourth Option Plan Second Program ("Fourth Plan Second Program"), approved by the Board of Directors on August 19, 2022, contemplates the granting of 4,900,000 options. The strike price of each option in Fourth Plan Second Program is BRL 11.07 per preferred share. All the options contemplated by Fourth Plan Second Program were granted.

FIFTH OPTION PLAN
Our fifth grant option plan or subscription of preferred shares issued by us ("Fifth Option Plan") was approved at the Extraordinary General Meeting held on July 7, 2023. Pursuant to its provisions, the Beneficiaries, who are our principal managers, managers and key employees, are eligible to receive options under the Fifth Option Plan. The Fifth Option Plan is administered by the Compensation Committee, which may periodically establish stock option programs under the Fifth Option Plan.

Fifth Option Plan First Program
The Fifth Option Plan First Program ("Fifth Plan First Program"), approved by the Board of Directors on July 7, 2023, contemplates the granting of 1,800,000 options. The strike price of each option in the Fifth Plan First Program is BRL 15.60 per preferred share. It should be noted that all the options contemplated by the Fifth Plan First Program were effectively granted to the Beneficiaries, through Option Agreements.

Fifth Option Plan Second Program
The Fifth Option Plan Second Program ("Fifth Plan Second Program"), approved by the Compensation Committee on October 23, 2024, includes the granting of 2,000,000 options. The strike price of each option in the Fifth Plan Second Program is BRL 4.04 per preferred share. It should be noted that all the options contemplated by the Fifth Plan Second Program were effectively granted to the Beneficiaries, through Option Agreements.

Fifth Option Plan Third Program
The Fifth Option Plan Third Program ("Fifth Plan Third Program"), approved by the Compensation Committee on November 11, 2024, granted on November 14, 2024 contemplates the granting of 2,200,000 options. The strike price of each option in the Fifth Plan Third Program is BRL 4.17 per preferred share. It should be noted that all the options contemplated by the Fifth Plan Third Program were effectively granted to the

Beneficiaries, through Option Agreements.

STOCK OPTIONS PLAN

Our Stock Option Plan ("MIP") was approved at the Extraordinary General Meeting held on February 25, 2025. Pursuant to its provisions, the following Beneficiaries are qualified to receive MIP options: (i) the members of the Board of Directors of Azul who do not participate in the Board of Officers of Azul, including the Chairman of the Board of Directors; (ii) the members of the Board of Officers of Azul; and (iii) employees and other executives of the Company, who are selected by the Board of Directors, after approval by the Compensation Committee. The MIP is managed by the Board of Directors with the support of the Compensation Committee.

First MIP Program

The Stock Option Plan First Program ("MIP First Program"), approved by the Board of Directors on March 24, 2025, contemplates the granting of up to seven percent (7%) of the options defined within the MIP itself. The strike price of each thousand (1,000) options in the MIP First Program is BRL 3.30. It should be noted that all the options contemplated by the MIP First Program will be effectively granted to the Beneficiaries, through Option Agreements.

The table below shows, on December 31, 2024, the number of options granted to all beneficiaries and the number of exercisable options related to the Stock Option Plans:

Stock Options

Option Plan	Options granted	Outstanding options
First Option Plan		
First Program	5,032,800	180,870
Second Program	1,572,000	84,000
Third Program	656,000	6,200
Second Option Plan		
First Program	2,169,122	708,993
Second Program	627,810	177,592
Third Program	820,250	280,124
Fourth Program	680,467	442,796
Fifth Program	1,774,418	1,701,057
Sixth Program	1,514,999	1,381,249
Third Option Plan		
First Program	9,343,510	-
Fourth Option Plan		
First Program	8,900,000	8,900,000
Second Program	4,900,000	4,824,333
Fifth Option Plan		
First Program	1,800,000	1,737,289
Second Program	2,000,000	2,200,000
Third Program	2,200,000	2,000,000
MIP*		
First Program		

** The MIP was approved at the Extraordinary General Meeting held on February 25, 2025. Accordingly, there were no MIP-related grants as of December 31, 2024.*

FIRST RESTRICTED SHARE PLAN

Our first plan for granting preferred shares issued by us ("Restricted Share Plan" and "Restricted Shares", respectively) was approved at the Extraordinary General Meeting held on June 30, 2014. In accordance with its provisions, the Beneficiaries, who are our principal officers, managers and key employees, are qualified to receive the Restricted Shares. The Restricted Share Plan is managed by the Compensation Committee, which may periodically establish programs for granting Restricted Shares under the Plan.

The Restricted Shares granted under the Restricted Share Plan will entitle the Beneficiary to receive a certain number of preferred shares issued by us.

The terms and conditions of the Restricted Shares granted are regulated in contracts for the granting of Restricted Shares to be entered into with each Beneficiary ("Restricted Share Agreements"). It is incumbent upon the Compensation Committee (i) to indicate the Beneficiaries who will participate in the Programs, as well as the number of Restricted Shares to be granted to each Beneficiary; and (ii) any other provisions that do not contravene the terms and conditions set forth in the Restricted Share Plan. The Compensation Committee may also, in each case, accelerate the vesting period of the right to the Restricted Shares granted, as well as modify the period of exercise of the right to the Restricted Shares, as set forth in the Plan, in whole or in part, at any time.

On October 3, 2017, our shareholders meeting at an Extraordinary General Meeting, on the recommendation of our Compensation Committee, approved the amendment to our Restricted Stock Plan to reflect the following changes: (i) include the Company's right, at the end of each year of the vesting period of the restricted shares, at its sole discretion: (a) settle its obligations arising from the RSU Plan in cash, or (b) deliver the restricted shares to the beneficiaries of the RSU Plan, upon disposal of shares held in treasury, through a private operation; (ii) make changes to its wording to adjust the meaning of "Remuneration Committee" to reflect its performance in the organization, administration and interpretation of any incentive plans backed by the Company's shares; (iii) exclude the defined terms "IPO" and "Lock-up Period", as well as the clauses that mentioned them, in view of their inapplicability; (iv) reflect the competence of the Company's Board of Directors to approve and amend the Company's restricted shares programs, as well as the granting of the restricted shares; (v) exclude the obligations of the Compensation Committee regarding the submission of the draft of the Restricted Shares Agreement and the coordination of the parties for its signature; and (vi) change the total number of restricted shares that may be granted under the RSU Plan from nine hundred and thirty-four thousand, five hundred and ninety-one (934,591) to one million, eight hundred and sixty-nine thousand, one hundred and eighty-two (1,869,182) shares.

On April 26, 2019, our shareholders, following the recommendation of the Compensation Committee and the Board of Directors, approved an amendment to the RSU Plan with the purpose of defining the maximum amount of Restricted Shares that may be subject to annual grant under the RSU Plan as 0.10% of the total preferred shares issued by the Company.

First Restricted Share Plan First Program

The Restricted Share Plan First Program ("First Program - First Restricted Share Plan"), approved by the Compensation Committee on June 30, 2014, establishes a global value of shares destined to the First Program - First Restricted Share Plan corresponding to BRL 10,241 thousand. The beneficiaries of the First Program - First Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares. The restricted shares were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount granted by the share price at the time of the IPO, i.e., BRL 21.00, totaling 487,670 shares granted.

First Restricted Share Plan Second Program

The Restricted Share Plan Second Program ("Second Program - First Restricted Share Plan"), approved by the Compensation Committee on July 1, 2015, establishes a global value of shares destined to the Second Program - First Restricted Share Plan corresponding to BRL 6,180 thousand. The beneficiaries of the Second Program - First Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares. The restricted shares were granted at a fixed amount in reais, which was converted into a number of preferred shares determined by dividing the amount granted by the share price at the time of the IPO, i.e., BRL 21.00, totaling 294,286 shares granted.

First Restricted Share Plan Third Program

The Restricted Share Plan Third Program ("Third Program - First Restricted Share Plan"), approved by the Compensation Committee on July 1, 2016, establishes a global value of shares destined to the Third Program - First Restricted Share Plan corresponding to BRL 7.416 thousand. The beneficiaries of the Third

Program - First Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

The restricted shares were granted at a fixed amount in reais, which was converted into a number of preferred shares determined by dividing the amount granted by the share price at the time of the IPO, i.e., BRL 21.00, totaling 367,184 shares granted.

First Restricted Share Plan Fourth Program
The Restricted Share Plan Fourth Program ("Fourth Program - First Restricted Share Plan"), approved by the Compensation Committee on July 6, 2017, establishes that 285,064 shares will be allocated to the Fourth Program - First Restricted Share Plan. The beneficiaries of the Fourth Program - First Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

First Restricted Share Plan Fifth Program
The Restricted Share Plan Fifth Program ("Fifth Program - First Restricted Share Plan"), approved by the Compensation Committee on August 7, 2018, establishes that 291,609 shares will be allocated to the Fifth Program - First Restricted Share Plan. The beneficiaries of the Fifth Program - First Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

First Restricted Share Plan Sixth Program
The Restricted Share Plan Sixth Program ("Sixth Program - First Restricted Share Plan"), approved by the Compensation Committee on August 5, 2019, establishes that 170,000 shares will be allocated to the Sixth Program - First Restricted Share Plan. The beneficiaries of the Sixth Program - First Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

First Restricted Share Plan Seventh Program
The Restricted Share Plan Seventh Program ("Seventh Program - First Restricted Share Plan"), approved by the Compensation Committee on July 7, 2022, establishes that 335,593.00 shares will be allocated to the Seventh Program - First Restricted Share Plan. The beneficiaries of the Seventh Program - First Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

First Restricted Share Plan Eighth Program
The Restricted Share Plan Eighth Program ("Eighth Program - First Restricted Share Plan"), approved by the Compensation Committee on November 11, 2024, establishes that 335,751 shares will be allocated to the Eighth Program - First Restricted Share Plan. The beneficiaries of the Eighth Program - First Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

SECOND RESTRICTED SHARE PLAN
Our second plan for granting preferred shares ("Second Restricted Share Plan") was approved at the Extraordinary General Meeting held on June 19, 2020. In accordance with its provisions, the Beneficiaries are qualified to receive the preferred shares subject to the plan. The Second Restricted Share Plan shall include the annual grant of up to five tenths percent (0.50%) of the preferred shares issued by the Company in 2020, and 0.20% (two tenths percent) in the following years.

Second Restricted Share Plan First Program
The Second Restricted Share Plan First Program ("First Program - Second Restricted Share Plan"), approved by the Compensation Committee on June 19, 2020, establishes that 1,382,582 shares will be allocated to the First Program - Second Restricted Share Plan. The beneficiaries of the First Program - Second Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

Second Restricted Share Plan Second Program
The Second Restricted Share Plan Second Program ("Second Program - Second Restricted Share Plan"), approved by the Compensation Committee on August 09, 2021, establishes that 300,000 shares will be

allocated to the Second Program - Second Restricted Share Plan. The beneficiaries of the Second Program - Second Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

Second Restricted Share Plan Third Program
The Second Restricted Share Plan Third Program ("Third Program - Second Restricted Share Plan"), approved by the Compensation Committee on July 7, 2022, establishes that 671,186 shares will be allocated to the Third Program - Second Restricted Share Plan. The beneficiaries of the Third Program - Second Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

Second Restricted Share Plan Fourth Program
The Second Restricted Share Plan Fourth Program ("Fourth Program– Second Restricted Share Plan"), approved by the Compensation Committee on July 7, 2023, establishes that 500,000 shares will be allocated to the Fourth Program– Second Restricted Share Plan. The beneficiaries of the Fourth Program – Second Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

Second Restricted Share Plan Fifth Program
The Second Restricted Share Plan Fifth Program ("Fifth Program - Second Restricted Share Plan"), approved by the Compensation Committee on October 23, 2024, establishes that 671,502 shares will be allocated to the Fifth Program - Second Restricted Share Plan. The beneficiaries of the Fifth Program – Second Restricted Share Plan will acquire the right to the restricted shares granted, proportionally, in four (4) equal annual installments. In the event of Sale of the Company, the terms will be brought forward and each Beneficiary will automatically acquire the rights to all the Restricted Shares.

The table below shows, as of December 31, 2024, the number of Restricted Shares granted, the number of Restricted Shares outstanding, and the fair value of the share:

Restricted Shares

Restricted Share Plan	Options granted	Outstanding options	Fair Value of the share (in Reais)
First Restricted Share Plan			
First Program	487,670	-	BRL 21.00
Second Program	294,286	-	BRL 21.00
Third Program	367,184	-	BRL 21.00
Fourth Program	285,064	-	BRL 24.17
Fifth Program	291,609	-	BRL 24.43
Sixth Program	170,000	-	BRL 51.65
Seventh Program	335,393	143,243	BRL 11.72
Eighth Program	335,751	335,751	BRL 4.17
Second Restricted Share Plan			
First Program	1,382,582	-	BRL 21.80
Second Program	300,000	55,017	BRL 42.67
Third Program	671,186	270,095	BRL 11.72
Fourth Program	500,000	365,414	BRL 19.32
Fifth Program	671,502	671,502	BRL 5.48

FIRST VIRTUAL STOCK OPTION PLAN
On August 7, 2018, the Compensation Committee approved the First Virtual Stock Option Plan, as ratified by the Board of Directors on November 6, 2018 ("Phantom Shares"). The plan consists of a cash compensation, but there is no provision for effective trading in the shares, as there will be no issuance and/or

delivery of shares to settle the plan. These amounts are recorded as a provision payable, with its corresponding entry in the result for the year, based on the fair value of the Phantom Shares granted and for the vesting period. The fair value of this liability is reviewed and updated each reporting period, according to the variation of the fair value of the benefit granted and the acquisition of the right to exercise.

The Phantom Shares require a vesting period of 4 years, have a duration of eight years, and the exercise price must be equal to the lowest price of the share traded in the market during the thirty trading sessions prior to the date of the granting of the options approved by the Compensation Committee. The estimated volatility was calculated based on the historical volatility of the Company's shares.

First Program of the First Phantom Shares Plan

The First Phantom Shares Program ("First Program - First Phantom Shares Plan"), approved by the Board of Directors on August 7, 2018, contemplates the granting of 707,400 virtual options. The exercise price of each virtual option in the First Program - First Phantom Shares Plan is BRL 20.43 per virtual share.

Second Program of the First Phantom Shares Plan

The Second Phantom Shares Program ("Second Program - First Phantom Shares Plan"), approved by the Board of Directors on August 5, 2019, contemplates the granting of 405,000 virtual options. The exercise price of each virtual option in the Second Program - First Phantom Shares Plan is BRL 42.09 per virtual share.

SECOND VIRTUAL STOCK OPTION PLAN

On April 30, 2020, the Compensation Committee approved the Second Virtual Stock Option Plan ("Second Phantom Shares Plan"). The plan consists of a cash compensation, but there is no provision for effective trading in the shares, as there will be no issuance and/or delivery of shares to settle the plan. These amounts are recorded as a provision payable, with its corresponding entry in the result for the year, based on the fair value of the Phantom Shares granted and for the vesting period. The fair value of this liability is reviewed and updated each reporting period, according to the variation of the fair value of the benefit granted and the acquisition of the right to exercise.

The Phantom Shares options issued require a vesting period of 3 to 4 years, have a duration of six to eight years, and the exercise price must be equal to the lowest price of the share traded in the market during the thirty trading sessions prior to the date of the granting of the options approved by the Compensation Committee.

First Program of the Second Phantom Shares Plan

The First Program of the Second Phantom Shares Plan ("First Program - Second Phantom Shares Plan"), approved by the Board of Directors on April 30, 2020, contemplates the granting of 3,250,000 virtual options. The exercise price of each virtual option in the First Program - Second Phantom Shares Plan is BRL 10.35 per virtual share.

Second Program of the Second Phantom Shares Plan

The Second Program of the Second Phantom Shares Plan ("Second Program– Second Phantom Shares Plan"), approved by the Board of Directors on April 30, 2020, contemplates the granting of 1,600,000 virtual options. The exercise price of each virtual option in the Second Program - Second Phantom Shares Plan is BRL 10.35 per virtual share.

Third Program of the Second Phantom Shares Plan

The Third Program of the Second Phantom Shares Plan ("Third Program - Second Phantom Shares Plan"), approved by the Board of Directors on August 09, 2021, contemplates the granting of 580,000 virtual options. The exercise price of each virtual option in the Third Program - Second Phantom Shares Plan is BRL 33.99 per virtual share.

On August 8 and 19, 2022, the Board of Directors approved the cancellation of the granting of virtual options in the amount of BRL 538 million, linked to the Third Program of the Second Virtual Stock Option Plan, as well as the cancellation of the granting of virtual options in the amount of BRL 2.7 million and BRL 1.4 million, linked, respectively, to the First and Second Programs of the Second Virtual Stock Option Plan.

The table below shows, on December 31, 2024, the number of virtual options granted to all Beneficiaries and the number of exercisable virtual options related to Phantom Shares:

Phantom Shares

Phantom Shares	**Options granted**	**Outstanding options**

Phantom First Plan		
First Program	707,400	53,520
Second Program	405,000	-
Phantom Second Plan		
First Program	3,250,000	99,761
Second Program	1,600,000	26,300
Third Program	580,000	1,430

b. *Approval date and responsible body*

See item a.

c. *Maximum number of covered shares*

The preferred shares that will result from the exercise of the options and restricted shares granted under the Plans may not exceed, throughout the term of the Plans, the accumulated maximum limit of (i) 8,052,000 preferred shares under the First Option Plan; (ii) 7,476,728 preferred shares under the Second Option Plan; (iii) 11,679,389 preferred shares under the Third Plan; (iv) 13,800,000 preferred shares under the Fourth Plan; (v) 6,000,000 preferred shares under the Fifth Plan; (vi); 2,231,406 preferred shares under the First Restricted Share Plan and; (vii) 2,853,768 preferred shares under the Second Restricted Share Plan.

d. *Maximum number of options to be granted*

The maximum number of options to purchase preferred shares granted under the Plans is 47,008,117.

e. *Conditions for acquisition of shares*

First Option Plan
Under the terms of the First Option Plan Programs, the acquisition of the right to the options granted will take place, on a fractional basis, in forty-eight (48) equal monthly installments. In case of Sale of the Company, the vesting period of the options granted will be accelerated. The options became exercisable upon consummation of our initial public offering of shares ("IPO"). Also, within the scope of the Second Program, the Options may only be exercised by the beneficiaries annually.

Second Option Plan
Under the terms of the Second Option Plan, the acquisition of the right to the options granted will take place, in a fractional manner, in four (4) equal annual installments. In case of Sale of the Company, the vesting period of the options granted will be accelerated. The options of the Second Option Plan became exercisable upon consummation of the IPO.

Third Option Plan
Under the terms of the Third Option Plan, the acquisition of the right to the options granted will take place in a total vesting period of five (5) years, and the selected participant acquires the right to annually exercise 20% of the options granted, until total vesting is completed; the exercise period is 15 days from each vesting. In case of Sale of the Company, the vesting period of the options granted will be accelerated. The options of the Third Option Plan became exercisable upon consummation of the IPO.

Fourth Option Plan
Under the terms of the Fourth Option Plan, the acquisition of the right to the options granted will take place in a total vesting period of three (3) years, and the selected participant acquires the right to annually exercise 33.33% of the options granted, until total vesting is completed. In case of Sale of the Company, the vesting period of the options granted will be accelerated.

Fifth Option Plan
Under the terms of the Fifth Option Plan, the acquisition of the right to the options granted will take place in a total vesting period of four (4) years, and the selected participant acquires the right to exercise annually 25% of the options granted, until total vesting is completed. In case of Sale of the Company, the vesting period of the options granted will be accelerated.

Restricted Share Plan
Under the terms of the Restricted Share Plan, the acquisition of the right to the Restricted Shares (or "RSUs") granted will take place, proportionally, in four (4) equal annual installments, with the right to the first installment vested after one (1) year from the Beginning of the Vesting Period, the right to the second

installment vested after two (2) years from the Beginning of the Vesting Period, the right to the third installment vested after three (3) years from the Beginning of the Vesting Period, and the right to the fourth installment vested after four (4) years from the Beginning of the Vesting Period. In case of Sale of the Company, the vesting period of the options granted will be accelerated. The right to the Restricted Shares, to the extent of the right to the granted Restricted Shares vested, became exercisable upon consummation of the IPO. Prior to our initial public offering, at the end of each year of the Vesting Period, we pay to the beneficiaries, in cash, the portion corresponding to the value of the restricted shares already vested, at fair value and without surcharges. In 2015, we made payments on vested rights with respect to restricted shares granted in 2014 to our statutory employees in the amount of BRL 1.25 million, in 2016 we made payments on vested rights with respect to restricted shares granted in 2015 to our statutory employees totaling BRL 1.59 million and on July 7, 2017, we made payments on vested rights with respect to restricted shares granted in 2016 to our statutory employees totaling BRL 2.09 million. From 2018 to 2021, the shares granted available for exercise were delivered from the transfer of preferred shares held in our treasury to each plan beneficiary.

Second Restricted Share Plan

Under the terms of the Second Restricted Share Plan, the acquisition of the right to the Restricted Shares (or "RSUs") granted will take place, proportionally, in four (4) equal annual installments, with the right to the first installment vested after one (1) year from the Beginning of the Vesting Period, the right to the second installment vested after two (2) years from the Beginning of the Vesting Period, the right to the third installment vested after three (3) years from the Beginning of the Vesting Period, and the right to the fourth installment vested after four (4) years from the Beginning of the Vesting Period. In case of Sale of the Company, the vesting period of the options granted will be accelerated. From 2020 to 2021, the shares granted available for exercise were delivered from the transfer of preferred shares held in our treasury to each plan beneficiary.

First Virtual Stock Option Plan ("Phantom Shares")

Under the terms of the First Phantom Shares Pan, the vesting of the right to the virtual options granted will take place proportionally in four (4) equal annual installments. In case of Sale of the Company, the vesting period of the virtual options granted will be accelerated. Upon request of exercise, the virtual options available are paid in cash to the beneficiaries of the plan.

Second Virtual Stock Option Plan ("Phantom Shares")

Under the terms of the Second Phantom Shares Plan, the right to the virtual options granted will be vested, in a fractional manner, in three (3) to four (4) equal annual installments. In case of Sale of the Company, the vesting period of the virtual options granted will be accelerated. Upon request of exercise, the virtual options available are paid in cash to the beneficiaries of the plan.

f. Criteria for fixing the vesting or strike price

First Option Plan

The acquisition and/or subscription price of each share corresponding to the options granted under the Plans will be determined by the Compensation Committee in its sole and exclusive discretion. In accordance with the provisions of the First Option Plan, the Compensation Committee will determine the price of the Option for the first Program, which was set at BRL 3.42, equivalent to USD 1.97, as converted by the average of the purchase and sale rates of U.S. dollars used in our capital increases that occurred on March 10, 2008, July 1, 2008, September 9, 2008, and August 28, 2009. In the Second Program and Third Program, the strike price per share option issued by us was BRL 6.44. The strike price was defined based on the shareholders' equity value, at the time the program was granted, divided by the number of preferred shares. The value of Shareholders' Equity was calculated using the DCF (Discounted Cash Flow) methodology, which brings to present value all expected cash flows for the company. This methodology was corroborated by the average of the multiple "Company Value/ EBITDAR" of similar companies, multiplied by the EBITDAR of Azul Linhas Aéreas Brasileiras S.A. ("Azul Linhas Aéreas") for the period, minus our adjusted net debt.

Second Option Plan

The acquisition and/or subscription price of each share corresponding to the options of the First, Second, and Third Programs of the Second Option Plan must reflect the par value of our shares in the IPO, that is, the price of BRL 21.00, reduced by a pro rata discount of 0% to 30%, which depended on the date of the IPO, counting from the respective exercise, as follows: (i) 0-10% if the IPO occurred within 365 days; (ii) 10-20% if our IPO occurred between day 366 and day 730; (iii) 20-30% if the IPO occurred between day 731 and day 1095; and (iv) up to 30% (flat) if the IPO occurred between day 1096 and day 1460.

The acquisition and/or subscription price of each share corresponding to the options of the Fourth Program of the Second Option Plan must reflect the lowest par value of our shares in the last thirty prior to the grant date, which is BRL 22.57.

Third Option Plan

The acquisition price of each share, for the first program, is BRL 11.85. This price, approved by the shareholders at an Extraordinary General Meeting, was defined based on a proposal from the Board of Directors formulated by the Compensation Committee, based on, among other factors, the fair value estimate of the options, the European options model with stricter exercise dates than the American options of the other plans, which increases the risk to the beneficiary and the long-term incentive designed to retain the participants, our Company's main executives.

Fourth Option Plan
The acquisition price of each share, for the first program, is BRL 11.07. This price, approved by the shareholders at an Extraordinary General Meeting, was defined based on a proposal from the Board of Directors formulated by the Compensation Committee, based on, among other factors, the estimate of the fair value of the options, with shorter exercise dates, being 3 years in the first program and 1 year in the second program.

Fifth Option Plan
The acquisition price of each share, for the first program, is BRL 15.60. This price, approved by the shareholders in an Extraordinary General Meeting, was defined based on a proposal by the Board of Directors formulated by the Compensation Committee, based on, among other factors, the estimate of the fair value of the options; strike price equivalent to the lowest price of the Company's share traded on the B3 registered in the 30 trading sessions prior to the date of the granting; historical volatility of 75.4%; average risk-free rate of return of 11.6%; and no expected dividends.

Restricted Share Plan
The right to the Restricted Shares would become exercisable only upon (i) the sale of the Company or (ii) consummation of the IPO. Thus, the right became exercisable upon consummation of the IPO. At the end of each year of the vesting period, if none of these events occurred, we could choose to pay the Beneficiaries the portion corresponding to the value of the Restricted Shares granted, without any increase.

The Restricted Shares of the First, Second, and Third Restricted Share Plan Programs were granted at a fixed amount in Reais, which will be converted into a number of preferred shares determined by dividing the amount granted by the share price at the time of the IPO, i.e., BRL 21.00.

The Restricted Shares of the Fourth Program of the Restricted Shares Plan were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount granted by the closing price of the share on the day of granting this Program, i.e., BRL 24.17.

The Restricted Shares of the Fifth Program of the Restricted Shares Plan were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount granted by the closing price of the share on the day of granting this Program, i.e., BRL 24.43.

The Restricted Shares of the Sixth Program of the Restricted Shares Plan were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount granted by the closing price of the share on the day of granting this Program, i.e., BRL 51.65.

The Restricted Shares of the Seventh Program of the Restricted Shares Plan were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount granted by the closing price of the share on the day of granting this Program, i.e., BRL 11.72.

The Restricted Shares of the Eighth Program of the Restricted Shares Plan were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount granted by the closing price of the share on the day of granting this Program, i.e., BRL 4.17.

Second Restricted Share Plan
The Restricted Shares of the First Program of the Second Restricted Shares Plan were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount granted by the closing price of the share on the day of granting this Program, i.e., BRL 21.80.

The Restricted Shares of the Second Program of the Second Restricted Shares Plan were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount granted by the closing price of the share on the day of granting this Program, i.e., BRL 42.67.

The Restricted Shares of the Third Program of the Second Restricted Shares Plan were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount granted by the closing price of the share on the day of granting this Program, i.e., BRL 11.72.

The Restricted Shares of the Fourth Program of the Second Restricted Shares Plan were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount

granted by the closing price of the share on the day of granting this Program, i.e., BRL 19.32.

The Restricted Shares of the Fifth Program of the Second Restricted Shares Plan were granted at a fixed amount in Reais, which was converted into a number of preferred shares determined by dividing the amount granted by the closing price of the share on the day of granting this Program, i.e., BRL 5.48.

Virtual Stock Option Plan ("Phantom Shares")
The acquisition price of the phantom shares in the First and Second Program of the Virtual Stock Option Plan reflects the lowest price of the share traded in the market during the thirty trading sessions prior to the date of the granting of the options approved by the Compensation Committee.

Second Virtual Stock Option Plan ("Phantom Shares")
The acquisition price of the phantom shares in the First, Second and Third Program of the Second Virtual Stock Option Plan reflects the lowest price of the share traded in the market during the thirty trading sessions prior to the date of the granting of the options approved by the Compensation Committee.

g. Criteria for fixing the vesting or strike term

Stock Option Plans

Under the terms of the First Option Plan and the Second Option Plan, each Beneficiary will acquire the right to the options granted, on a fractional basis, in forty-eight (48) equal monthly installments, with the right to the first installment vested after completing one (1) month from the date of issuance of the selection notification or from the date of commencement of the employment or management relationship between said Beneficiary and the Company, or, as the case may be, from the date on which it assumed the position of administration or management, whichever happens last, and to the last one in forty-eight (48) months from the respective start date.

In case of Sale of the Company, the vesting period of the options granted will be accelerated. Except as otherwise determined by our Compensation Committee, the options of the First Option Plan and the Second Option Plan may only be exercised by the Beneficiary (a) to the exact extent that its right to exercise has been vested (as described in item 13.4 "h" of this Reference Form); and (b) provided that the IPO has taken place. The Third Plan has a total vesting period of 5 years, so that the selected participant acquires the right to exercise 20% of the options granted annually, until the total vesting is completed, and the exercise period is limited to 15 days from each vesting, following the European options model. The Fourth Plan has a total vesting period of 3 years (first program) and 1 year (second program), so that the selected participant acquires the right to exercise annually 33.33% (first program) and 100% (second program) of the options granted, until the total vesting is completed. The Fifth Plan has a total vesting period of 4 years (first program), so that the selected participant acquires the right to exercise 25% (first program) annually, until the total vesting is completed.

Restricted Share Plans

Under the terms of the Restricted Share Plan and Second Restricted Share Plan, each beneficiary shall be vested in the right to the Restricted Shares (or "RSUs") granted proportionally, in four (4) equal annual installments, with the right to the first installment vested after one (1) year from the Beginning of the Vesting Period, the right to the second installment vested after two (2) years from the Beginning of the Vesting Period, the right to the third installment vested after three (3) years from the Beginning of the Vesting Period, and the right to the fourth installment vested after four (4) years from the Beginning of the Vesting Period. In case of Sale of the Company, the vesting period of the options granted will be accelerated.

Virtual Stock Option Plans ("Phantom Shares")

Under the terms of the Phantom Shares plans, the right to the virtual options granted will be vested, in a fractional manner, in three (3) to four (4) equal annual installments. In case of Sale of the Company, the vesting period of the virtual options granted will be accelerated. Upon request of exercise, the virtual options available are paid in cash to the beneficiaries of the plan.

In addition, all plans granted may be exercised by the Beneficiary in the event of "Sale of the Company", as an acceleration event of the entire vesting period. Within the scope of the Programs, "Sale of the Company" is understood as (a) merger, consolidation, combination, acquisition, change of control or restructuring of the Company, in which the Company's controlling shareholders, immediately before the transaction or series of transactions, do not hold a majority of voting shares of the entity resulting from the transaction; or (b) sale of equity interests in the Company or other transaction or series of transactions in which the shareholders, immediately before the transaction or series of transactions, do not hold a majority of voting shares of the entity resulting from the transaction.

Our Compensation Committee may, at its sole and exclusive discretion, accelerate the vesting period or modify the exercise period of the options, virtual options, and restricted shares, in whole or in part, at any time.

h. Method of settlement

Under the Plans, our Board of Directors will determine, at its sole discretion, upon receipt of a notice of exercise from a Beneficiary, whether the settlement will take place through the subscription of new shares, or the acquisition of shares held in our treasury.

i. Restrictions to transfers of shares

The shares acquired or subscribed under the Plans will be traded by the Beneficiaries without any restriction, after payment of the respective subscription or acquisition price has been fully made, in accordance with the applicable laws and regulations.

j. Criteria and events that, upon their occurrence, will result in suspension, change or termination of the plan

Our General Meeting is solely responsible for the change, suspension or termination of the Plans and also the change of programs or implementation of their exchange. No change, suspension or termination of the Plans may adversely affect the rights and obligations created by Agreements entered into under the Plans without the prior consent of the respective participants.

k. Effects of the exit of the manager of the Company bodies on the rights thereof set forth in the equity-based compensation plan.

In the event of termination of an employment relationship and/or termination of any existing services agreement (whether oral or written) or management, as the case may be, for cause, (a) all options, restricted shares or virtual options that have been granted to the participant, but which have not yet become vested, shall be automatically terminated for all legal purposes, regardless of any notice of termination or indemnity; and (b) the options, restricted shares and virtual options held by the participant whose rights are already fully vested on the Closing date shall be delivered and/or released

In case of termination for any reason other than just cause, including cases of retirement, resignation and death, all options, restricted shares and/or virtual options that have been granted to the participant, but have not yet become vested, shall be automatically extinguished for all legal purposes, regardless of any notice of termination or indemnity. Notwithstanding the provisions above, the Compensation Committee may, at its sole and exclusive discretion, accelerate or modify the vesting period of the granted plans.

The options of the First Option Plan and the Second Option Plan that are already exercisable on the exit date may be exercised. With respect to the Virtual Options Plans, in the event of termination without cause, the Beneficiary shall have the right, in whole or in part, during a non-extendable term of twelve (12) months from the date of termination of the relationship, to exercise the virtual options that may already be exercised at the time of termination of the relationship, provided that the Vesting Periods and Effective Period are fully observed.

8.5. In relation to share-based compensation for the board of directors and the board of officers under the form of call options recognized in the results of the last 3 fiscal years and that estimated for the current year

Stock Option Based Compensation - 12/31/2025 Expectation

	Board of Directors	Board of Officers
Total number of members	13.67	4.00
No. of compensated members	13.67	4.00
Weighted average exercise price:		
(a) Outstanding options at the beginning of the fiscal year	11.4	11.9
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all outstanding options*	13.46%	26.77%

***Clarification:** For the calculation of the potential dilution described above (especially with regard to the MIP), the issuances of shares by the Company in progress were considered, as already disclosed in the context of its restructuring, which comprise (i) 96,009,988 preferred shares to be issued under the capital increase approved through the board of directors' meeting held on February 4, 2025, according to the Notice to Shareholders disclosed on the same date and the Relevant Fact disclosed on March 28, 2025; (ii) 1,200,000 common shares to be issued under the capital increase approved through the board of directors' meeting held on February 20, 2025, corresponding to the minimum number of shares subject to issue in said capital increase, according to the Notice to Shareholders released on the same date; and (iii) 436,893,855 preferred shares to be issued in April 2025, to the Company's creditors in accordance with the terms negotiated in the second priority notes of Azul Group, according to the Relevant Fact disclosed on January 28, 2025.

Stock Option Based Compensation - 12/31/2024

	Board of Directors	Board of Officers
Total number of members	12.00	4.00
No. of compensated members	12.00	4.00
Weighted average exercise price:		
(a) Outstanding options at the beginning of the fiscal year	10.7	12.8
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all outstanding options	1.7%	3.4%

Stock Option Based Compensation - 12/31/2023

	Board of Directors	Board of Officers
Total number of members	11.25	4.00
No. of compensated members	11.25	4.00
Weighted average exercise price:		
(a) Outstanding options at the beginning of the fiscal year	8.0	16.5
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	15.2
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all outstanding options	4.4%	3.7%

Stock Option Based Compensation - Fiscal Year 12/31/2022

	Board of Directors	Board of Officers
Total number of members	11.00	4.00
No. of compensated members	11.00	4.00
Weighted average exercise price:		
(a) Outstanding options at the beginning of the fiscal year	8.04	17.5
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	11.9	17.2
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all outstanding options	4.0%	3.5%

8.6. Regarding each stock option grant made to the board of directors and board of officers in the last 3 fiscal years and planned for the current fiscal year

Granting of Stock Options – Forecast 12/31/2025

	Board of Directors	Board of Officers
Total number of members	13.67	4.00
No. of compensated members	13.67	4.00
Date of Grant	03/27/2025	03/27/2025
Number of Options Granted	39,251,429	78,038,551
Term for the options to become exercisable	12 months 33.33%	12 months 33.33%
Maximum term for exercise of the options	5 years	5 years
Term of restriction on transfers of shares received as a result of the exercise of options	N/A	N/A
Fair option value on the date of award	1.56	1.56
Multiplication of the quantities by the fair value of the options on the granting date	61,153,727	121,584,062

Granting of Stock Options 12/31/2024

	Board of Directors	Board of Officers
Total number of members	12.00	4.00
No. of compensated members	12.00	4.00
Date of Grant	N/A	10/23/2024 10/14/2024
Number of Options Granted	N/A	2,014,612
Term for the options to become exercisable	N/A	25% - 1st Tranche after 12 months
Maximum term for exercise of the options	N/A	10 years
Term of restriction on transfers of shares received as a result of the exercise of options	N/A	N/A
Fair option value on the date of award	N/A	2.75
Multiplication of the quantities by the fair value of the options on the granting date	N/A	5,540,183

Granting of Stock Options 12/31/2023

	Board of Directors	Board of Officers
Total number of members	11.25	4.00
No. of compensated members	11.25	4.00
Date of Grant	07/07/2023	07/07/2023
Number of Options Granted	323,752	852,010
Term for the options to become exercisable	25% - 1st Tranche after 12 months	25% - 1st Tranche after 12 months
Maximum term for exercise of the options	10 years	10 years
Term of restriction on transfers of shares received as a result of the exercise of options	N/A	N/A
Fair option value on the date of award	10.92	10.92
Multiplication of the quantities by the fair value of the options on the granting date	3,535,372	9,303,949

Granting of Stock Options 12/31/2022

	Board of Directors	Board of Officers
Total number of members	11.00	4.00
No. of compensated members	11.00	4.00
Date of Grant	08/08/2022	08/08/2022
Number of Options Granted	5,580,900	7,877,526
Term for the options to become exercisable	25% - 1st Tranche after 12 months	25% - 1st Tranche after 12 months
Maximum term for exercise of the options	10 years	10 years
Term of restriction on transfers of shares received as a result of the exercise of options	N/A	N/A
Fair option value on the date of award	11.33	9.03
Multiplication of the quantities by the fair value of the options on the granting date	63,214,044	71,152,621

8.7. In relation to outstanding options held by the board of directors and the board of officers at the end of the last fiscal year:

Outstanding options at the end of the fiscal year ended 12/31/2024.

	Board of Directors	Board of Officers
Total number of members	12.00	4.00
No. of compensated members	12.00	4.00
In relation to options not yet exercisable		
Number	5,648,152	6,492,476
Vesting date	07/07/2025 07/07/2026 07/07/2027	07/07/2025 07/07/2026 07/07/2027
Maximum term for the exercise of the options	10 years	10 years
Lock-up period for transfer of shares	N/A	N/A
Weighted average strike price (*)	BRL 11.26	BRL 9.35
Fair value of the options on the last day of the fiscal year	BRL 64,926,542.52	BRL 56,126,038.25
In relation to exercisable options		
Number	279,182	5,355,511
Maximum term for the exercise of the options	10 years	N/A
Lock-up period for transfer of shares	N/A	N/A
Weighted average exercise price	BRL 12.22	BRL 12.67
Fair value of the options on the last day of the fiscal year	BRL 1,964,607.62	BRL 42,838,333.56
Fair value of total options on the last day of the fiscal year	BRL 66,891,150	BRL 98,964,372

(*) Considers the weighted average strike price of the options not yet exercisable.

8.8. In relation to the options exercised with regard to the share-based compensation of the board of directors and of the board of officers in the last 3 fiscal years

Options exercised - Fiscal year ended 12/31/2024

	Board of Directors	Board of Officers
Total number of members	12.00	4.00
No. of compensated members	12.00	4.00
Number of shares	0	0
Weighted average exercise price	0	0
Weighted average market price of the shares related to the options exercised	0	0
Multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of the shares related to the options exercised	0	0

Options exercised - Fiscal year ended 12/31/2023:

	Board of Directors	Board of Officers
Total number of members	11.25	4.00
No. of compensated members	11.25	4.00
Number of shares	0	193,838
Weighted average exercise price	0	14
Weighted average market price of the shares related to the options exercised	0	16
Multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of the shares related to the options exercised	0	413,466

Options exercised - Fiscal year ended 12/31/2022:

	Board of Directors	Board of Officers
Total number of members	11.00	4.00
No. of compensated members	11.00	4.00
Number of shares	1,737,893	87,206
Weighted average exercise price	11.85	11.85
Weighted average market price of the shares related to the options exercised	11.01	11.01
Multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of the shares related to the options exercised	1,459,830	73,253

8.9 - In relation to share-based compensation of the board of directors and the board of officers as shares to be delivered directly to the beneficiaries, recognized in the results of the last 3 fiscal years and estimated for the current fiscal year

Expected for the fiscal year ending 12/31/2025

	Board of Directors	Board of Officers
Total number of members	13.67	4.00
No. of compensated members	13.67	4.00
Potential dilution in case of award of all shares to beneficiaries	0.01	0.41

Fiscal year ended 12/31/2024

	Board of Directors	Board of Officers
Total number of members	12.00	4.00
No. of compensated members	12.00	4.00
Potential dilution in case of award of all shares to beneficiaries	0.01%	0.41%

Fiscal year ended 12/31/2023

	Board of Directors	Board of Officers
Total number of members	11.25	4.00
No. of compensated members	11.25	4.00
Potential dilution in case of award of all shares to beneficiaries	0.01%	0.41%

Fiscal year ended 12/31/2022

	Board of Directors	Board of Officers
Total number of members	11.00	4.00
No. of compensated members	11.00	4.00
Potential dilution in case of award of all shares to beneficiaries	0.01%	0.38%

8.10. Regarding each share grant made to the board of directors and board of officers in the last 3 fiscal years and planned for the current fiscal year

Grant of shares expected for the current fiscal year (2025)		
	Board of Directors	Board of Officers
Total number of members	13.67	4.00
No. of compensated members	13.67	4.00
Date of award	N/A	N/A
Number of awarded shares	N/A	N/A
Maximum period for the delivery of shares	N/A	N/A
Lock-up period for transfer of shares	N/A	N/A
Fair value of shares on the date of grant	N/A	N/A
Multiplication of the number of shares awarded by the fair value of the shares on the date of grant	N/A	N/A

Granting of shares for the fiscal year ended 12/31/2024		
	Board of Directors	Board of Officers
Total number of members	12.00	4.00
No. of compensated members	12.00	4.00
Date of award	N/A	N/A
Number of awarded shares	N/A	N/A
Maximum period for the delivery of shares	N/A	Indefinite
Lock-up period for transfer of shares	N/A	N/A
Fair value of shares on the date of grant	N/A	N/A
Multiplication of the number of shares awarded by the fair value of the shares on the date of grant	N/A	N/A

Granting of shares for the fiscal year ended 12/31/2023		
	Board of Directors	Board of Officers
Total number of members	11.25	4.00
No. of compensated members	11.25	4.00
Date of award	N/A	07/07/2023
Number of awarded shares	N/A	94,277
Maximum period for the delivery of shares	N/A	Indefinite
Lock-up period for transfer of shares	N/A	180 days
Fair value of shares on the date of grant	N/A	19.32
Multiplication of the number of shares awarded by the fair value of the shares on the date of grant	N/A	1,821,432

Granting of shares for the fiscal year ended 12/31/2022		
	Board of Directors	Board of Officers
Total number of members	11.00	4.00
No. of compensated members	11.00	4.00
Date of award	N/A	07/07/2022
Number of awarded shares	N/A	233,226
Maximum period for the delivery of shares	N/A	Indefinite
Lock-up period for transfer of shares	N/A	180 days
Fair value of shares on the date of grant	N/A	11.72
Multiplication of the number of shares awarded by the fair value of the shares on the date of grant	N/A	2,733,409

8.11. Regarding the shares delivered related to the compensation based on shares of the board of directors and of the board of officers in the last 3 fiscal years

Fiscal year ended 12/31/2024		
	Board of Directors	Board of Officers
Total number of members	12.00	4.00
No. of compensated members	12.00	4.00
Number of shares	12,420	193,165
Weighted average purchase price	8.63	8.63
Weighted average market price of the purchased shares	3.54	3.54
Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the purchased shares	63,218	983,210

Fiscal year ended 12/31/2023		
	Board of Directors	Board of Officers
Total number of members	11.25	4.00
No. of compensated members	11.25	4.00
Number of shares	12,420	180,443
Weighted average purchase price	19.32	19.32
Weighted average market price of the purchased shares	16.01	16.01
Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the purchased shares	41,110	597,266

Fiscal year ended 12/31/2022		
	Board of Directors	Board of Officers
Total number of members	11.00	4.00
No. of compensated members	11.00	4.00
Number of shares	12,420	140,103
Weighted average purchase price	11.72	11.72
Weighted average market price of the purchased shares	11.01	11.01
Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the purchased shares	8,821	99,473

8.12 - Information required for the understanding of the data disclosed in items 8.5 to 8.11 – Method for pricing the share and option value

a. Pricing model

The cost of transactions with executives, settled with equity instruments and with awards granted, is measured based on the fair value on the date on which they were granted. To determine the fair value, the Company uses Black-Scholes option pricing.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders' equity throughout the period in which the performance and/or service conditions are fulfilled, ending on the date on which the employee is fully vested in the right to the award ("vesting date").

The cumulative expense recognized for equity instruments transactions settled on each base date up to the vesting date reflects the extent to which the vesting period has expired and the Management's best estimate of the number of equity instruments to be vested. The expense or credit in the income statement for the year is recorded in "Salaries and benefits" and represents the movement in accumulated expense recognized at the beginning and end of that year.

The cost of cash-settled transactions is initially measured at fair value on the granting date. This fair value is accounted for as an expense during the period to the due date, with the recognition of a corresponding liability. Liabilities are reassessed at fair value from the balance sheet date to the settlement date, with changes in fair value recognized in profit or loss for the year and recognized under "Salaries and benefits".

b. Data and assumptions used in the pricing model, including weighted average share price, strike price, expected volatility, life term of the option, expected dividends and the risk-free interest rate:

Stock option plan

Grant date	Option Strike Price (in Reais)	Average fair value of the option on grant (in reais)	Historical volatility	Expected dividend	Average Risk-Free Rate of Return	Exercise rate per tranche	Remaining term of the vesting period (in years)	Vesting period up to (years)	Total options granted	Total Outstanding Options	Total options available to exercise
11/Dec/09	3.42	1.93	47.7%	1.1%	8.8%	25.0%	-	4.0	5,032,800	180,870	180,870
24/Mar/11	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	1,572,000	84,000	84,000
05/Apr/11	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	656,000	6,200	6,200
30/Jun/14	19.15	11.01	40.6%	1.1%	12.5%	25.0%	-	4.0	2,169,122	708,993	708,993
01/Jul/15	14.51	10.82	40.6%	1.1%	15.7%	25.0%	-	4.0	627,810	177,592	177,592
01/Jul/16	14.50	10.14	43.1%	1.1%	12.2%	25.0%	-	4.0	820,250	280,124	280,124
06/Jul/17	22.57	12.82	43.4%	1.1%	10.3%	25.0%	-	4.0	680,467	442,796	442,796
08/Aug/22	11.07	8.10	70.0%	-	13.0%	25.0%	1.6	4.0	1,774,418	1,701,057	865,714
08/Aug/22	11.07	6.40	68.8%	-	13.2%	33.3%	0.6	3.0	1,514,999	1,381,249	1,029,124
19/Aug/22	11.07	7.39	67.2%	-	13.6%	100.0%	-	1.0	4,900,000	4,824,333	4,824,333
19/Aug/22	11.07	11.54	74.6%	-	12.7%	20.0%	2.6	5.0	8,900,000	8,900,000	
07/Jul/23	15.60	10.80	75.4%	-	10.5%	25.0%	2.5	4.0	1,800,000	1,737,289	439,630
23/Oct/24	4.04	3.25	73.0%	-	12.9%	25.0%	3.8	4.0	2,200,000	2,200,000	
14/Dec/24	4.17	2.16	72.8%	-	14.8%	25.0%	4.0	4.0	2,000,000	2,000,000	
									34,647,866	24,624,503	9,039,376

On December 31, 2024, the weighted average of the strike price in reais is BRL 5.97 (BRL 12.93 on December 31, 2023).

Restricted share plan

Grant date	Exercise rate per tranche	Fair value of the share on grant (in Reais)	Remaining term of the vesting period (in years)	Vesting period up to (years)	Total granted	Total not exercised
07/Jul/21	25.0%	42.67	0.5	4.0	300,000	55,017
07/Jul/22	25.0%	11.72	1.5	4.0	335,593	143,243
07/Jul/22	25.0%	11.72	1.5	4.0	671,186	270,095
07/Jul/23	25.0%	19.32	2.5	4.0	500,000	365,414
23/Oct/24	25.0%	5.48	3.8	4.0	671,502	671,502
13/Dec/24	25.0%	4.17	4.0	4.0	335,751	335,751
					2,814,032	1,841,022

Virtual Stock Option – Phantom shares

The fair value of this liability is reviewed and updated each reporting period, according to the variation of the fair value of the benefit granted and the acquisition of the right to exercise.

Grant date	Option Strike Price (in Reais)	Averag e fair value of the option (in	Histori cal volatilit y	Expect ed dividen d	Average Risk-Free Rate of Return	Exercise rate per tranche	Remainin g term of the vesting period (in years)	Vesting period up to (years)	Total options granted	Total Outstandi ng Options	Total Options Available for Exercise
07/Aug/18	20.43	0.04	75.8%	-	15.4%	25.0%	-	4.0	707,400	53,520	53,520
30/Apr/20	10.35	0.22	75.8%	-	15.4%	25.0%	-	4.0	3,250,000	99,761	99,761
30/Apr/20	10.35	0.47	75.7%	-	15.7%	25.0%	-	4.0	1,600,000	26,300	26,300
17/Aug/21	33.99	0.16	75.0%	-	15.7%	25.0%	-	4.0	580,000	1,430	1,430
									6,137,400	181,011	181,011

c. *Method used and assumptions made to incorporate the expected effects of early exercise:*

Unless otherwise determined by the Board of Directors, any option may only be exercised (a) to the exact extent that the right to exercise is vested, and (b) upon the occurrence of one of the following events: (i) Sale of the Company, or (ii) consummation of the IPO. These are the two exercise possibilities and the payment of the shares subscribed and/or acquired in accordance with the option granted under the plan. Payment will be made in cash upon exercise of the options, with immediately available funds.

d. *Method of determination of the expected volatility*

The estimated volatility for the plans was calculated based on the historical volatility of the Company's shares.

e. *Whether any other characteristic of the option was taken into consideration when ascertaining its fair value*

All criteria used in the measurement of the fair value of the options have been described previously.

8.13. Number of shares, quotas and other convertible securities, issued, in Brazil or abroad, by the Company, its direct or indirect controlling shareholders, companies controlled or under common control, held by administrators or members of the Fiscal Council - by body

Below is the list of securities issued shares, quotas and other securities convertible into shares or quotas, issued by the Company, held by the Board of Directors, the Board of Officers and the Company's Fiscal Council, in accordance with the consolidated information provided by the issuer in the form of "securities traded and held" (article 11 of CVM Resolution No. 44/21) for the month of the end of the last fiscal year.

Shareholder	Number of shares	(%)	Number of options	(%)	Number of restricted shares	(%)
Board of Directors						
Common	622,406,638	67.00%	-	-	-	-
Preferred	7,185,792	2.14%	5,927,334	1.77%	12,420	0.00%
Board of Officers						
Common	-	-	-	-	-	-
Preferred	1,284,612	0.38%	11,847,987	3.53%	201,378	0.06%
Fiscal Council						
Common	N/A	N/A	N/A	N/A	N/A	N/A
Preferred	N/A	N/A	N/A	N/A	N/A	N/A

ON Shares: 928,965,058

PN Shares: 335,750,796

8.14. Information regarding pension plans in effect granted to the members of the board of directors and to the board of officers

	Board of Directors	Board of Officers
Total number of members	12.00	4.00
No. of compensated members	12.00	4.00
Name of the plan	401K	AzulPrev
Number of managers who qualify for retirement	N/A	N/A
Conditions for early retirement	N/A	N/A
Updated value of contributions accruing under the pension plan until the end of the latest fiscal year, minus the direct contributions made by the managers	222,544.07	1,552,566.65
Total accrued amount of the contributions made during the last fiscal year, less the portion related to the contributions directly made by the administrators	36,842,93	207,661.04
Possibility of early redemption and conditions	Only when the crew member leaves the company or through any need (according to a regulation)	Yes, upon – statement by the holder, only of their contributions

8.15. Maximum, minimum and average individual compensation of the board of directors, board of officers and fiscal council for the last 3 fiscal years

Annual amounts (in Reais)

	Board of Directors			Board of Officers			Fiscal Council		
	2022	2023	2024	2022	2023	2024	2022	2023	2024
No. of Members	11.00	11.25	12.00	4.00	4.00	4.00	0.00	2.00	1.25
No. of Compensated Members	11.00	11.25	12.00	4.00	4.00	4.00	0.00	2.00	1.25
Highest compensation amount	7,943,404	16,668,000	6,767,906	6,100,024	19,810.831	15,408,429	0.00	8,588	8,588
Lowest compensation amount	28,000	28,000	28,000	431,523	4,930,993	2,463,975	0.00	8,588	8,588
Average compensation amount	1,133,037	1,990,482	1,893,037	3,461,197	13,246,782	9,482,008	0.00	8,588	8,588

(*) The estimated value of the share-based compensation depends on several factors, including the price of the Company's share, its volatility, the interest rate, among others, and, therefore, is subject to fluctuations. In addition, the amount recognized in the expense does not necessarily constitute cash outflow, and may take up to five years to be acquired and up to 10 years to be settled depending on the program and the type of instrument.
(**) The decrease in the estimated compensation in 2022 is due to the partial cancellations of the granting of phantom shares (items 8.2 and 8.4), which resulted in the reversal of expenses accounted for in previous periods, with a compensatory effect on the 2023 compensation due to the granting of new share-based compensation plans and programs to replace the canceled phantom share plans.

Notes and clarifications

Board of Officers	
12/31/2024	As per CVM ANNUAL DIRECTIVE RELEASE/SEP/2025, the number of members and compensated members of the Board of Officers was calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places. The amount of the lowest compensation was calculated excluding members of the Company's Board of Officers who worked for less than 12 months during the year. For the highest remuneration, the respective member performed their duties for 12 months.
12/31/2023	As per CVM ANNUAL DIRECTIVE RELEASE/SEP/2025, the number of members and compensated members of the Board of Officers was calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places. The amount of the lowest compensation was calculated excluding members of the Company's Board of Officers who worked for less than 12 months during the year. For the highest remuneration, the respective member performed their duties for 12 months.
12/31/2022	As per CVM ANNUAL DIRECTIVE RELEASE/SEP/2025, the number of members and compensated members of the Board of Officers was calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places. The amount of the lowest compensation was calculated excluding members of the Company's Board of Officers who worked for less than 12 months during the year. For the highest remuneration, the respective member performed their duties for 12 months.

Board of Directors	
12/31/2024	As per CVM ANNUAL DIRECTIVE RELEASE/SEP/2025, the number of members and compensated members of the Board of Directors was calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places. The amount of the lowest compensation was calculated excluding Board of Directors' members who worked for less than 12 months during the year. For the highest

	remuneration, the respective member performed their duties for 12 months.
12/31/2023	As per CVM ANNUAL DIRECTIVE RELEASE/SEP/2025, the number of members and compensated members of the Board of Directors was calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places. The amount of the lowest compensation was calculated excluding Board of Directors' members who worked for less than 12 months during the year. For the highest remuneration, the respective member performed their duties for 12 months.
12/31/2022	As per CVM ANNUAL DIRECTIVE RELEASE/SEP/2025, the number of members and compensated members of the Board of Directors was calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places. The amount of the lowest compensation was calculated excluding members of the board of directors who worked for less than 12 months during the year. For the highest remuneration, the respective member performed their duties for 12 months.

Fiscal Council	
12/31/2024	The Company informs that the Fiscal Council was installed at the 2023 AGM for a term that ended at the AGM to be held in 2024. Therefore, the information on the highest and lowest compensation in the year 2024 considers the amounts actually recognized in the year, referring to the months in which the members of the Fiscal Council held their positions (January to May 2024). The same applies to the number of members and compensated members of the Fiscal Council, which was calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.
12/31/2023	The Company informs that the Fiscal Council was installed at the 2023 AGM for a term that will end at the AGM to be held in 2024. Therefore, the information on the highest and lowest compensation in the year 2023 considers the amounts actually recognized in the year, referring to the months in which the members of the Fiscal Council held their positions (May to December 2023). The same applies to the number of members and compensated members of the Fiscal Council, which was calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.
12/31/2022	The Fiscal Council was not installed for the year 2022.

8.16. Contract arrangements, insurance policies or other instruments containing mechanisms for compensation or indemnification of managers in the event of removal from office or retirement, stating the financial consequences for the issuer

Our officers and executives have been covered by liability insurance since our founding. We have Civil Liability insurance for Directors, Officers and/or Managers - D&O (Directors & Officers) that guarantees coverage to the insured in the event of third-party claims, lawsuits, defense costs, security costs, judicial bond, among other comprehensive coverage, related to the management acts practiced in the performance of the company's management duties.

Our current directors and officers insurance policies, which we signed on March 17, 2025, are provided by Zurich Minas Brasil Seguros S.A., Akad Seguros S.A., and Tokio Marine Seguradora S.A., are renewable each year, due for renewal on March 17, 2026. The insurance premium is USD 886,875.14, USD 306,497.47, and USD 256,635.14, respectively. Together, the policies have a maximum coverage of USD 30,000,000.00.

As of the date of this Reference Form, we do not have mechanisms for compensating or indemnifying our managers in case of removal from office or retirement.

Additionally, the Company keeps indemnity agreements with certain members of the Board of Directors, aiming at ensuring such members to defend themselves in legal and administrative proceedings filed by third parties, during or after their respective terms of office, from acts carried out within the scope of their duties, in order to protect them from liabilities for acts arising from the exercise of the position or office, with the payment of procedural expenses, legal fees and indemnity arising from such proceedings.

8.17. As for the last 3 fiscal years and the forecast for the current fiscal year, state the percentage of the total compensation of each body as recognized in the issuer's results related to members of the board of directors, of the board of officers appointed by the bylaws, or of the fiscal council who are related to the direct or indirect controlling shareholders, as defined in the accounting rules dealing with this matter

Body	2025E	2024	2023	2022
Board of Directors	56.83%	73.81%	74.44%	63.73%
Board of Officers	0%	0%	0%	0%
Fiscal Council	0%	0%	0%	N/A

8.18. As for the last 3 fiscal years and the forecast for the current fiscal year, state the amounts recognized in the Company's results as compensation of members of the board of directors, of the board of officers appointed by the bylaws, or of the fiscal council, grouped per body, for reasons other than their positions, e.g., commissions and advisory or consulting services rendered.

There are no amounts to be informed, given that, in the last three fiscal years, the members of our Board of Officers, Board of Directors and Fiscal Council did not receive any amounts other than those due to the position held. Accordingly, there is no forecast for this type of practice in the current fiscal year.

8.19. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the result of direct or indirect parent companies, companies under common control, and the issuer's subsidiaries, as remuneration of members of the issuer's board of directors, Board of Officers or fiscal council, grouped by body, specifying on what basis these amounts were attributed to these individuals

In the last 3 fiscal years, there was no compensation of members of the Board of Officers, the Board of Directors and the Fiscal Council recognized in the results of direct or indirect controlling companies, companies under common control and subsidiaries of the Company, as informed in item 8.1(d) of this Reference Form. The forecast for the current fiscal year is that this practice will continue.

8.20. Other relevant information

Since 2020, Azul has faced a number of significant challenges that have directly impacted the company's performance. These challenges were largely due to the global crisis that affected the aviation sector, resulting in a substantial devaluation of Azul's shares.

Due to this situation, Azul's management virtually did not exercise its long-term incentives during this period, as they became less attractive and, in many cases, unfeasible for the company's executives.

In the context of the financial restructuring initiated in 2024, Azul implemented a new management retention plan ("Plan"). This Plan was developed to align management's interests with the company's long-term objectives, encouraging recovery and sustainable growth. The revised Plan aims to provide incentives that better reflect the current market conditions and challenges faced by the company, ensuring that management is motivated to achieve Azul's strategic objectives.

In addition to item 8.2, the impact of management compensation in 2025, referring to the MIP, depends on substantial variables such as the share price influenced especially by factors such as the dilution that will occur due to the restructuring.

ANNEX IV

INFORMATION ON FISCAL COUNCIL MEMBER CANDIDATES NOMINATED BY TEMPO CAPITAL

(according to items 7.3 to 7.6 of the Reference Form)

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7.3 — Composition and professional experience of the management and Fiscal Council

a. Name:	Linneu de Albuquerque Mello	**b. Date of Birth:**	09/02/1966
c. Occupation:	Lawyer	**d. CPF/MF or Passport:**	911.038.787-00
e. Elected position held:	Full Member of the Fiscal Council	**f. Date Elected:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	Until the Annual General Meeting (AGM)of 2026
i. Elected by the controlling shareholder:	No	**j. If independent:**	No
k. Start date of the first term of office:	02/25/2025	**l. Other positions and offices held at the issuer or group entities:**	N/A
m. Other positions and offices held in companies controlled by shareholders >5%: N/A			
n. Main professional experiences:			
Lawyer with more than 35 years of experience in corporate law, corporate governance and compliance. Expert on strategic legal advice for large companies (especially publicly traded), with a focus on risk mitigation and regulatory compliance. Proven skills in leadership, decision-making and effective communication. Partner of top-tier firms such as Pinheiro Guimarães – Advogados and Bichara Advogados, providing legal advice on compliance, mergers and acquisitions, and corporate restructuring issues, as well as representing companies in complex litigation and high-value contractual negotiations, and assessing and monitoring legal and regulatory risks in the industry. Technical Skills: Corporate Law; Corporate Governance; Compliance and Regulation; Risk Management and Critical Analysis; Mergers and Acquisitions; Independence; Good understanding of accounting, finance and corporate law to analyze and give an opinion on the acts of management and the financial situation of the company. Behavioral Skills: Leadership and Team Management; Communication and Active Listening; Critical Thinking and Decision Making; Negotiation and Dispute Resolution. Education: PhD in Law – University of Michigan Law School; Master's Degree in Comparative Law – University of Michigan Law School; Master's Degree in International Taxation – Harvard Law School; Bachelor of Laws (LL.B.) - Universidade do Estado do Rio de Janeiro.			
o. Description of events/statement: In the last five years, there has been no: (i) a criminal conviction; (ii) an adverse judgment rendered by CVM, Central Bank of Brazil, or Private Insurance Superintendence in administrative proceedings, with penalties imposed; and (iii) any adverse judgment that has become final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated them to perform any professional or commercial activity			

a. Name:	Ricardo Reisen de Pinho	**b. Date of birth:**	01/03/1961
c. Profession:	Engineer	**d. CPF/MF or Passport:**	855.027.907-20
e. Elected position held:	Alternate member of the Fiscal Council	**f. Election date:**	04/30/2025
g. Date of investiture:	04/30/2025	**h. Term of office:**	Until AGM of 2026
i. Elected by the controlling shareholder:	No	**j. If independent:**	No
k. Start date of the first term of office:	02/25/2025	**l. Other positions and offices held at the issuer or group entities:**	N/A
m. Other positions and offices held in companies controlled by shareholders >5%: N/A			
n. Main professional experiences:			
Ricardo Reisen has been a member of the Board of Directors since 2006. He is currently a member of the Boards of Directors of Vittia and Brado Logística, having already served on the Boards of Directors of Invepar, Light, Naturgy, Oi, EMGEA, BR Insurance, Tupy, Itacaré Capital, Saraiva, Metalfrio and Banco Nossa Caixa. He serves or has served as a Member of the Fiscal Council of Bradespar and Embratel, as well as of the Advisory Board of Belliz Company, Editora do Brasil and LABSSJ, and a Volunteer at AACD. As a director, he participates in finance, audit, people and governance, strategy and sustainability committees in some of the companies mentioned. Between 1985 and 2001, he worked as an executive in the areas of corporate finance, investment banking and strategic planning at Itaú, Garantia, and ABNAmro banks. He was also a senior researcher at Harvard Business School – LARC between 2002 and 2014. He holds a degree in mechanical engineering (84), a master's degree in production engineering/finance (89), both from PUC-RJ, a PhD in management/strategy from FGV EAESP (08), and a specialization in management from Harvard (PMD99) and Wharton (AMP01). He has been an IBGC-certified advisor since 2010 and has a vast international publication in Harvard Business Publishing.			
o. Description of events/statement: In the last five years, there has been no: (i) a criminal conviction; (ii) an adverse judgment rendered by CVM, Central Bank of Brazil, or Private Insurance Superintendence in administrative proceedings, with penalties imposed; and (iii) any adverse judgment that has become final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated them to perform any professional or commercial activity			

7.4. — Committees composition

Provide the information mentioned in item 7.3 with regard to members of the bylaws committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are not established in the bylaws

Not applicable.

7.5. – Family Relationships

Inform the existence of marital relationships, domestic partnerships or family relationships until the second degree between: (a) managers of the issuer; (b) (i) managers of the issuer, and (ii) managers of the issuer's direct or indirect subsidiaries; (c) (i) managers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controlling shareholders of the issuer; and (d) (i) the issuer's managers and (ii) managers of the issuer's direct and indirect controlling companies

None.

7.6 - Subordination, service provision or control relationships

State subordination, service, or control relationships in the last three fiscal years between the managers of the issuer and: (a) **a company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds equity interest that is equal to or greater than ninety-nine percent (99%) of the share capital; (b) direct or indirect controlling shareholder of the issuer; and (c) any relevant supplier, customer, debtor, or creditor of the issuer, its controlled company or controlling shareholders, or controlled company of any of them.**

None.

ANNEX V

TRADING OF OWN ISSUED SHARES

(Pursuant to Annex J of CVM Resolution No. 81, of March 20, 2022)

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1. Provide a detailed justification of the purpose and expected economic effects of the transaction;
The Transaction is being held in order to enable part of the debt to be restructured and subsequently capitalized, enabling the reinforcement of the Company's capital structure with an improvement in its liquidity, obtaining cash and reducing its leverage.

The expected economic effects of this Transaction for the Company are similar, in essence, to a capitalization of credits. The Transaction will be conducted with the purpose of issuing Preferred Shares in return for the conversion of credits, allowing Azul Group to continue to develop its business, bringing benefits to its operations and, indirectly, to its creditors and shareholders in general.

2. Inform the number of (i) outstanding shares and (ii) treasury shares;
(i) the Company has, on the date hereof, 1,264,715,854 (one billion, two hundred and sixty-four million, seven hundred and fifteen thousand, eight hundred and fifty-four) outstanding shares; and (ii) currently, the Company holds 264,496 (two hundred and sixty-four thousand, four hundred and ninety-six) treasury shares.

3. Inform the number of shares that may be acquired or sold;
The maximum amount of acquisition by the Company will depend on the conversion factor in the terms of Exchnageable Notes, which must be reflected in the deeds of the convertible debentures, as determined on the date on which the conversion occurs.

The formula for calculating the conversion of the Second and Fourth Series Debentures ("Resident Debentures") into Preferred Shares will consider the effects of the Exchange Variation, so that the total amount considered for the Resident Debentures at the time of conversion will be equal to the total amount considered for the First and Third Series Debentures ("Non-Resident Debentures") on the same conversion date.

The Conversion Price was fixed based on the volume-weighted average price (VWAP) of the Preferred Shares, calculated over a period of 30 trading sessions of B3, namely the 15 trading sessions prior to the settlement date of the Existing Notes and the 15 trading sessions after the Settlement Date, applying a discount (discount) of 20%, in view of the Company's conditions/prospects and, therefore, in compliance with article 170, paragraph 1 of the Brazilian Corporations Law, without unjustified dilution of shareholders.

Therefore, in the event of the conversion of the date of this Proposal, this number would correspond to approximately 852,273,074[1] Preferred Shares, which represents approximately 28% of the Preferred Shares outstanding in the market on a fully diluted basis, which will be subscribed due to the conversion of the debentures and subsequently transferred to their respective holders.

4. Describe the main characteristics of the derivative instruments the Company may use, if any;
Not applicable, since there will be no use of derivatives.

5. Describe, if any, agreements or voting instructions between the Company and the counterparty of the transactions;

---

[1] We clarify that these numbers are approximate, due to rounding and exchange variation, and the definitive numbers will only be available on the date of launch of the Offer.

Not applicable, since there is no agreement or voting guidance between the Company and the creditors holding the Exchangeable Notes.

6. In the event of transactions out of the organized securities markets, inform: (a) the maximum (minimum) price to purchase (sell) the shares; and (b) if this is the case, the reasons that justify the transaction at prices that are over ten percent (10%) higher, in case of sale, or over ten percent (10%) lower, in case of sale, than the average quote, weighed by volume, in the ten (10) previous trading days;
(a) there will be no purchase or sale of shares, but rather delivery of the new shares to be issued by Azul to Azul Secured Finance for the formation of American Depositary Shares (ADSs) and delivery of ADSs (or, at the option of the holders, Preferred Shares, if applicable) to the holders of the Exchangeable Notes, as a form of payment of the credits object of the Exchangeable Notes.

In any case, we indicate below the conversion factor of the debentures convertible into shares, which will be the factor for calculating the number of shares to be delivered to the creditors:

The Conversion Price was fixed based on the volume-weighted average price (VWAP) of the Preferred Shares, calculated over a period of 30 trading sessions of B3, namely the 15 trading sessions prior to the settlement date of the Existing Notes and the 15 trading sessions after the Settlement Date, applying a discount (discount) of 20% (which was negotiated with the holders of the Existing Notes), in view of the Company's conditions/prospects and, therefore, in compliance with article 170, paragraph 1 of the Brazilian Corporations Law, without unjustified dilution of shareholders.

(b) If ascertained today, the issue value of the shares would not be more than 10% below the market price. However, the calculation will depend on the moment the conversion takes place. The Company reinforces that, in its understanding, there is no effective "sale price” in the Transaction in question.

7. Inform, if any, the impacts the negotiation will have on the composition of the controlling interest or the company’s administrative structure;
Not applicable, as there will be no impact on control.

8. Identify the counterparties, if known, and, in the case of a party related to the company (as defined by applicable accounting rules), provide the information required by Article 9 of this Resolution;
The Counterparties, which are independent third parties, correspond to the original creditors holding the Existing Notes, which, in this case, are the holders of debt securities that are not exchangeable or convertible into shares, who have agreed to receive Exchangeable Notes in exchange for such debt securities, to be issued by Azul Secured Finance abroad.

9. State the allocation of the funds earned, if applicable;
Not applicable.

10. Indicate the maximum term for the settlement of the authorized transactions;
The First Series Debentures and the Second Series Debentures will mature in May 2028, and the Third Series Debentures and the Fourth Series Debentures will mature in October 2030. Such maturity dates solely and exclusively reflect the maturity of the Exchangeable Notes to which they refer (back-to-back), thus, the maximum term for settlement of the operations would be the period necessary for the formation of the ADS (or, at the option of the holders, Preferred Shares, if applicable) and delivery to the holders of the

Exchangeable Notes, estimated at a maximum term of up to 7 business days, after the maturity of the Third Series and Fourth Series Debentures (October 2030). The Company records that the extension of the maximum term for settlement of the Transaction to comply with the maximum term provided for in the Transaction is one of the aspects in relation to which the Company requested waiver of the terms of CVM Resolution No. 77 to CVM, in the event that CVM understands that CVM Resolution No. 77 would be applicable to the Transaction.

11. Identify the institutions that will act as intermediaries, if any;
Not applicable.

12. Specify the available resources to be used, in the form of specific regulation on trading of own securities.
When considered jointly within the scope of the Transaction, the financial effects on the Company and Azul Secured Finance will be equivalent to a debt capitalization. With the Conversion and Exchange, the Company will no longer recognize a liability and will start to register a larger share capital, in the exact proportion of the value of the debt extinguished (referring to the value of the Exchangeable Notes object of the Exchange). There is no reduction of profit reserves or accrued profits for the year to offset the "treasury shares" line in the balance sheet. Much less will there be a reduction in the share capital. Therefore, we do not envisage, in any scenario, the expenditure of funds by the Company, either for the Conversion and delivery of Preferred Shares to Azul Secured Finance, or for the formation of ADRs and, subsequently, ADSs, for subsequent delivery to the holders of Exchangeable Notes.

13. Specify the reasons why the members of the Board of Directors are comfortable with the idea that the repurchase of shares will not hinder the performance of obligations assumed before creditors or the payment of fixed or minimum mandatory dividends.
In the Transaction in question, the conversion of the convertible debentures into preferred shares issued by the Company and subsequent delivery of ADSs formed with such preferred shares to the holders of the Exchangeable Notes (or, at the option of the holders, Preferred Shares, if applicable) will not, under any circumstances, represent a potential prejudice to the fulfillment of obligations assumed by the Company with creditors or the payment of dividends, since: (i) with the conversion of the Exchangeable Notes into preferred shares of Azul, the Company's debt arising from the converted Non-Resident Debentures will be automatically extinguished, constituting a capital increase with credits (as in any conversion of debentures into shares); and (ii) with the Exchange, the debt of Azul Secured Finance arising from the Exchangeable Notes exchanged by the ADS created as a result of the Conversion will also be extinguished.
Therefore, the Company will no longer register a debt in its liabilities and will start to register a larger share capital, in the exact proportion of the amount of the debt extinguished.

In this sense, the economic effects of the Transaction for the Company are positive, with a reduction in its indebtedness and an increase in assets.

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